Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

31 August 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                  No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Explanatory Note

The Royal Bank of Scotland Group plc (the "Group") is filing this Form 6-K to add note 20 (Consolidating financial information) to its results for the six months ended 30 June 2012 and to update note 16 (Litigation, investigations and reviews) for recent developments relating to 'Multilateral interchange fees', 'Technology incident' and 'Securitisation and collateralised debt obligation business', which were previously filed with the Securities and Exchange Commission ("SEC") on a separate Form 6-K on 8 August 2012. Note 20 contains condensed consolidating financial information in accordance with Rule 3-10 of Regulation S-X for:

- RBSG plc on a stand-alone basis as guarantor ("RBSG Company")
- RBS plc on a stand-alone basis as issuer ("RBS Company")
- Non-guarantor Subsidiaries of RBSG Company and RBS Company on a combined basis ("Subsidiaries")
- Consolidation adjustments; and
- RBSG plc consolidated amounts ("RBSG Group").

References in this Form 6-K to the Group's annual report for the year ended 31 December 2011 on Form 20-F have been amended to refer to the Group's restated annual report for the year ended 31 December 2011 on Form 6-K filed with the SEC on 10 August 2012 (the "2011 Annual Report").

Contents (continued)

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or a further delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the ability to access sufficient sources of liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking (ICB) and their potential implications; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information

The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 90 to 97 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 90 to 97. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non- Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non- GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non GAAP financial measure. Lastly, the Basel III net stable funding ratio (see page 152) represents a non-GAAP financial measure given it is a metric that is not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Disposal groups
In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, in Q4 2011 the Group transferred the assets and liabilities relating to the planned disposal of its RBS England and Wales, and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’), to assets and liabilities of disposal groups.

Presentation of information (continued)

Restatements

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes have seen the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

The changes include an exit from cash equities, corporate broking, equity capital markets and mergers and acquisitions advisory businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division’s funding requirement.

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets. This was revised in Q1 2012 and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair value of own debt and derivative liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with movements in FVOD in a single measure, ‘Own Credit Adjustments’ (OCA). This took effect in Q1 2012 and Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Comparatives for all of the items discussed above were restated in Q1 2012. For further information on the restatements refer to the announcement dated 1 May 2012, available on www.sec.gov.

Share consolidation
Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. Consequently, disclosures relating to or affected by numbers of ordinary shares or share price have been restated.

Condensed consolidated income statement
for the period ended 30 June 2012

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Interest receivable	9,791	10,805	4,774	5,017	5,404
Interest payable	(3,821)	(4,277)	(1,803)	(2,018)	(2,177)

Net interest income	5,970	6,528	2,971	2,999	3,227

Fees and commissions receivable	2,937	3,342	1,450	1,487	1,700
Fees and commissions payable	(604)	(583)	(314)	(290)	(323)
Income from trading activities	869	1,982	657	212	1,147
Gain on redemption of own debt	577	255	-	577	255
Other operating income (excluding insurance net premium income)	(353)	1,533	394	(747)	1,142
Insurance net premium income	1,867	2,239	929	938	1,090

Non-interest income	5,293	8,768	3,116	2,177	5,011

Total income	11,263	15,296	6,087	5,176	8,238

Staff costs	(4,713)	(4,609)	(2,143)	(2,570)	(2,210)
Premises and equipment	(1,107)	(1,173)	(544)	(563)	(602)
Other administrative expenses	(2,172)	(2,673)	(1,156)	(1,016)	(1,752)
Depreciation and amortisation	(902)	(877)	(434)	(468)	(453)

Operating expenses	(8,894)	(9,332)	(4,277)	(4,617)	(5,017)

Profit before insurance net claims and impairment losses	2,369	5,964	1,810	559	3,221
Insurance net claims	(1,225)	(1,705)	(576)	(649)	(793)
Impairment losses	(2,649)	(5,053)	(1,335)	(1,314)	(3,106)

Operating loss before tax	(1,505)	(794)	(101)	(1,404)	(678)
Tax charge	(429)	(645)	(290)	(139)	(222)

Loss from continuing operations	(1,934)	(1,439)	(391)	(1,543)	(900)
Profit/(loss) from discontinued operations, net of tax	1	31	(4)	5	21

Loss for the period	(1,933)	(1,408)	(395)	(1,538)	(879)
Non-controlling interests	19	(17)	5	14	(18)
Preference share and other dividends	(76)	-	(76)	-	-

Loss attributable to ordinary and B shareholders	(1,990)	(1,425)	(466)	(1,524)	(897)

Basic and diluted loss per ordinary and B share from continuing operations (1)	(18.2p)	(13.2p)	(4.2p)	(14.0p)	(8.3p)

Basic and diluted loss per ordinary and B share from discontinued operations (1)	-	-	-	-	-

Note:
(1)	Prior periods have been adjusted for the sub-division and one-for-ten ordinary share consolidation of ordinary shares.

Highlights

First half 2012 results summary
The Royal Bank of Scotland Group (RBS) reported a Group operating loss before tax of £1,505 million for the first half of 2012. Operating profit on a managed basis was £1,834 million. The results included a provision of £125 million for costs arising from the technology incident that affected the Group’s systems in June, principally to cover customer redress. In addition, we have reserved £50 million for redress of a particular category of complex interest rate swaps based on agreement reached with the FSA. Excluding these provisions, operating profit on a managed basis was stable compared with H1 2011.

Core operating profit totalled £3,185 million in H1, down 19%, while return on equity was 10.2%.
●
Retail & Commercial (R&C) faced headwinds with a weakening economy and continuing low interest rates, but held costs flat and there was a continued improvement in impairments. R&C H1 operating profit was £2,067 million, down 12%. Although Q2 net interest margin was broadly stable at 2.94% compared with Q1, net interest income has remained under pressure as a consequence of muted lending demand. R&C ROE in H1 was 9.8%.

●
Markets also faced a difficult environment, reinforcing management’s decision to restructure the business, as the increased liquidity and investor confidence that followed the European Central Bank’s Long Term Refinancing Operation in Q1 proved short-lived. H1 operating profit fell 21% to £1,075 million, with weakness in currencies, credit markets and investor products and equity derivatives, mitigated by higher rates revenues. ROE for Markets’ ongoing business was 14.0%.

●	Direct Line Group H1 operating profit of £219 million was 6% higher than in the prior year, with significantly improved claims ratios despite the impact of more severe weather this year.
●	Non-Core operating losses were 31% lower than H1 2011 at £1,351 million, with expenses down 20% and impairments down 56% from the prior year.

Q2 2012 Group operating loss before tax was £101 million. Operating profit on a managed basis totalled £650 million, down 22% from Q2 2011 but only 1% excluding the provisions totalling £175 million described earlier. Core operating profit for the quarter was £1,518 million, down 9% from Q1 2012 and down 11% versus Q2 2011 (down 1% year-on-year and up 2% quarter-on-quarter excluding the provision totalling £175 million).

One-off and other items
H1 integration and restructuring costs totalled £673 million, of which £213 million was recorded in the second quarter. This was largely offset by the gain of £577 million recorded in March following a restructuring of the Group’s Lower Tier 2 debt. A disposal gain of £197 million was recorded on the sale of RBS Aviation Capital, completed in June 2012.

A further provision of £135 million in Q2 (H1 2012 - £260 million) was recorded for Payment Protection Insurance claims, bringing the cumulative charge taken to £1.3 billion, of which £0.7 billion in redress had been paid by 30 June 2012.

The significant narrowing of RBS’s credit spreads in debt markets, reflecting strengthened investor perceptions, that occurred in the first quarter of 2012 continued in Q2, resulting in an own credit charge of £2,974 million in H1 2012, of which £518 million was booked in Q2 2012. H1 2012 operating loss before tax was £1,505 million and attributable loss was £1,990 million. Excluding own credit adjustments of £2,974 million, H1 pre-tax operating profit on a managed basis was £1,469 million and attributable profit £287 million*. Tangible net asset value per share rose to 489 pence.

*Attributable loss adjusted for post-tax effect of own credit adjustments.

Highlights (continued)

First half 2012 results summary (continued)

Efficiency
Core expenses in H1 2012 were flat, with benefits from the Group’s cost reduction programme and the restructuring of Markets and International Banking offsetting the £88 million litigation settlement booked by US R&C in Q1 and the £125 million provision for costs arising from the technology incident accrued in Group Centre in Q2.

Staff expenses were reduced by 4% from H1 2011, with employee numbers down by 5,700, principally in Markets and International Banking. The compensation:revenue ratio in Markets declined to 33%, compared with 35% in H1 2011.

Despite strong expense control the Group cost: income ratio, net of claims worsened to 66% compared with 61% in H1 2011. The Core cost:income ratio, net of claims, worsened to 61%, compared with 57% in H1 2011, reflecting the weaker income trends. R&C cost:income ratio was 59% in H1, improving slightly from 60% in Q1 to 57% in Q2.

Risk
Group impairment losses totalled £2,649 million in H1 2012, with Q2 2012 in line with Q1 2012 at £1,335 million. R&C impairments were £241 million lower than H1 2011, with improvements particularly in UK Retail and US R&C. Core Ulster Bank impairments were in line with H1 2011 at £717 million, with Q2 2012 down 18% on Q1 2012. Non-Core impairments were down £1,390 million in H1 2012 at £1,096 million, principally reflecting the substantial provisioning of development land values in the Ulster Bank portfolio during the first half of 2011. Non-Core’s Q2 2012 impairments were £118 million higher than Q1 2012, largely reflecting one significant provision within the project finance portfolio.

Core annualised impairments represented 0.7% of loans and advances to customers in Q2 2012 compared with 0.8% in Q1. Group risk elements in lending totalled £41.1 billion at 30 June 2012, down from £42.4 billion at 31 December 2011, with provision coverage increasing from 49% to 51%. Ulster Bank provision coverage was 53% in Core and 57% in Non-Core.

Balance sheet
RBS made strong progress on the task of strengthening and derisking its balance sheet during the first half. Non-Core third party assets, which had been reduced by £11 billion in Q1, fell by a further £11 billion in Q2 to £72 billion at 30 June 2012, principally driven by the disposal of RBS Aviation Capital and run-off. In light of this strong progress the Group has lowered its year-end target for Non-Core assets to £60-65 billion.

Markets funded assets have been reduced by £60 billion over the 12 months to 30 June 2012, with a further £18 billion reduction in International Banking assets.

From its highest reported point in 2008 the Group has reduced its funded assets £298 billion (24%).

Highlights (continued)

First half 2012 results summary (continued)

Liquidity and funding
The Group maintained its trajectory towards a more stable, deposit-led balance sheet with the Group loan:deposit ratio improving further to 104% at 30 June 2012, compared with 114% a year earlier. Customer deposits grew by £3 billion during Q2 2012 and at 30 June 2012 were up £7 billion from a year earlier. No material impact was experienced from the credit rating downgrade during Q2 2012, on either the Group’s credit spreads or its ability to attract customer deposits.

Reflecting the Group’s strategy of sharply reducing its dependence on short-term wholesale funding, this funding fell to £62 billion at 30 June 2012, down £40 billion since the end of 2011. Short-term wholesale funding was covered 2.5 times by the Group’s liquidity buffer, which was maintained at £156 billion.

Capital
The Group’s Core Tier 1 ratio remained strong at 11.1%, and the leverage ratio was 15.6x. Although regulatory changes continued to increase risk-weightings on a number of portfolios, the Group reduced risk-weighted assets in Markets and successfully restructured a large derivative position in Non-Core, resulting in a substantial decrease in exposure to a highly leveraged counterparty. The capital relief afforded by the Asset Protection Scheme fell from 85 basis points in Q1 2012 to 77 basis points in Q2 2012 and continues to diminish. It remains the Group’s intention to exit the Scheme in H2 2012, subject to the approval of the Financial Services Authority. The Group has already expensed £2.5 billion for the APS, which equals the minimum fee payable.

Disposals
Preparations for the planned IPO of Direct Line Group in the latter part of 2012 remain on track. The company is prepared for separation and, from 1 July, is operating on a substantially standalone basis with its own corporate functions and HR platform. Residual IT services will be provided by the Group under a Transitional Services Agreement. Direct Line Group returned £800 million to the Group during H1 2012 as part of optimising its capital structure.

We continue to work with Santander on the sale of the RBS England & Wales and NatWest Scotland branch-based businesses along with certain SME and corporate activities. The complexity of the transaction and the focus on causing minimum disruption to our customers is likely to lead to an extension of the process well into 2013.

The sale of RBS Aviation Capital to Sumitomo Mitsui Banking Corporation, acting on behalf of a consortium comprising its parent, Sumitomo Mitsui Financial Group, and Sumitomo Corporation, was completed on 1 June 2012. The disposal realised a net gain of £197 million and removed £5 billion of funded assets from the Non-Core balance sheet.

Highlights (continued)

First half 2012 results summary (continued)

Technology issues
In late June, a number of our customers were impacted by a technology incident affecting our transaction batch processing.

The immediate software issue was promptly identified and rectified. Despite this, significant manual intervention in a highly automated and complex batch processing environment was required. This resulted in a significant backlog of daily data and information processing. The consequential technology problems and backlog took time to resolve. However, at no point was any customer data lost or destroyed. Regrettably, in Ulster Bank, our customers experienced extended problems with their accounts, which have now been largely rectified.

Throughout the incident, we took action to help customers experiencing difficulty. We opened our branches for longer, doubled the number of staff in our UK-based call centres and gave staff greater authority to provide on-the-spot help. Thereafter, we focused on honouring our commitment that we would put impacted Group and non-Group customers back to the position they would have been in had the incident not occurred.

A full and detailed investigation is under way into the causes of the problem, overseen by independent experts and reporting to the Group Board Risk Committee. It will consider both the Group’s own operations and the role of third parties in the context of the incident. It will establish a full account of what happened, an assessment of how the Group responded and a thorough review of the root cause.

A charge of £125 million has been accrued in Q2 2012 in relation to the costs of this incident, principally covering redress to the Group’s customers. Additional costs may arise once all redress and business disruption items are clear and a further update will be given in Q3.

Highlights (continued)

First half 2012 results summary (continued)

Core UK franchise
The health of RBS’s core UK retail and commercial banking franchises is directly dependent on the health and success of its customers. Over the first half of 2012 the Group has maintained its support for these customers, with UK Retail increasing net lending to homeowners by £2.0 billion, or 2%, while UK Corporate increased loans to the manufacturing industry by 4%.

Gross mortgage lending in H1 2012 totalled £7.7 billion, with net new lending of over £3 billion in the same period. Gross new lending to first time buyers was up 26% from H1 2011.

Gross new lending to UK non-financial businesses totalled £41.5 billion, of which £19.2 billion was to SME customers. This included £28.3 billion of new loans and facilities (of which £15.2 billion was to SMEs) as well as £13.2 billion of overdraft renewals (including £4.0 billion to SMEs). Customer confidence has weakened in the face of economic newsflow, with many companies scaling back their investment plans, given concerns about the prospects for demand, and this is reflected in weak SME application volumes, down 18% on H1 2011. As a result, Q2 gross lending volumes were lower, with some impact from the technology incident as relationship managers prioritised the provision of operational support for affected customers. Overall, utilisation of overdraft facilities remained below 50% as it has for over two years.

It is into this challenging environment that the Bank of England recently launched the new Funding for Lending Scheme (FLS), aimed at increasing lending to the real economy. The Group welcomes this new initiative and has taken immediate steps to ensure that the FLS delivers real benefits for customers. UK Retail has introduced a new set of mortgage rates and products, offering low fixed rates to first time buyers and buyers of newly built homes as well as a strong offering for buy-to-let purchasers. In UK Corporate, the scheme will be used to cut interest rates on £2.5 billion of SME loans by an average of 1 percentage point, with larger reductions for the smallest businesses. The division will also remove arrangement fees on £2.5 billion of new SME loans. For larger businesses, the FLS benefits will be targeted at specific client segments where there are good opportunities to increase support to customers.

The Group also played an active role in the UK Government’s National Loan Guarantee Scheme (NLGS), launched in March, and by 30 June had provided over 8,000 loans and asset finance facilities, totalling £470 million. RBS was the only bank to make NLGS loans available for the full range of loans down to as little as £1,000, and approximately two-thirds of the facilities provided have been for amounts under £25,000, demonstrating the Group’s commitment to supporting as wide a range of customers as possible.

Highlights (continued)

First half 2012 results summary (continued)

Core UK franchise (continued)
We continue to conduct extensive research with our customers to ensure that we are well equipped to meet their needs. Customers’ principal expectations are that we will make their banking straightforward and simple, enabling them to interact with us in a way and at a time that suits them. When their needs are more complex, our customers want fast access to business expertise. They want to be confident that the person they talk to understands their business well. Key initiatives to ensure that we can meet these expectations include:

●	The launch of Business Connect, an enhanced telephony service that now supports 210,000 customers, with 75% of customers very satisfied with the service received;

●	Continuing efforts to ensure our relationship managers are fully equipped to serve their customers, through an accreditation programme in partnership with the Chartered Banker Institute; and

●
The “Working with you” programme, in which managers, of all levels, including senior executives, spend at least two days a year working in customers’ businesses. This has proved popular both with our managers and with our customers, and has substantially improved our ability to understand customers’ needs.

Outlook
The economic and regulatory challenges we face are unlikely to abate over the remainder of the year. We will continue to focus on maintaining a strong balance sheet and capital position.

We expect our Retail and Commercial businesses to continue to perform satisfactorily albeit Ulster Bank impairments are expected to remain elevated. Net interest margin is expected to be slightly up compared with the first half of 2012.

Markets’ revenues remain sensitive to client activity levels and broader market volatility.

Non-Core continues to make good progress operating within our loss expectations, with third party assets projected to fall to between £60 billion and £65 billion by the year end.

We will make an announcement regarding exit from the Asset Protection Scheme once formal regulatory clearance has been secured.

The divestment of Direct Line Group is on track and, subject to market conditions, the IPO is planned for October 2012.

Analysis of results

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Net interest income	£m	£m	£m	£m	£m

Net interest income	5,970	6,528	2,971	2,999	3,227

Average interest-earning assets	626,395	658,887	612,132	640,658	660,548

Net interest margin
- Group	1.92%	2.00%	1.95%	1.88%	1.96%
- Retail & Commercial (1)	2.93%	3.02%	2.94%	2.91%	2.99%
- Non-Core	0.28%	0.77%	0.24%	0.31%	0.83%

Note:
(1)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions.

Key points

H1 2012 compared with H1 2011
•	Group net interest income decreased by £558 million, 9%, driven by a 5% fall in Retail & Commercial and a 73% fall in Non-Core.

•
Retail & Commercial net interest income fell £286 million, reflecting the impact of lower long-term interest rate hedges and the impact of a competitive savings market on UK Retail. International Banking net interest income was also lower, as loans and advances to customers reduced by £15 billion. The decrease in Non-Core reflects continued run-down.

•	Group net interest margin (NIM) declined by 8 basis points, largely reflecting the cost of precautionary liquidity and funding strategies adopted in the latter part of 2011.

Q2 2012 compared with Q1 2012
•	Group NIM increased by 7 basis points, benefiting from lower liquidity and funding costs as average short-term wholesale funding fell and low-yielding portfolios were managed down across the Group.

•	Group net interest income fell by 1%, driven by a £24 million decrease in Retail & Commercial, largely reflecting the roll-off of low yielding portfolios in International Banking.

Q2 2012 compared with Q2 2011
•	Group NIM fell 1 basis point, reflecting increased funding and liquidity costs and pressure on liability margins.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable	2,937	3,342	1,450	1,487	1,700
Fees and commissions payable	(604)	(583)	(314)	(290)	(323)
Net fees and commissions	2,333	2,759	1,136	1,197	1,377
Income from trading activities
- managed basis	2,195	2,789	931	1,264	1,219
- Asset protection scheme	(45)	(637)	(2)	(43)	(168)
- own credit adjustments*	(1,280)	(170)	(271)	(1,009)	96
- RFS Holdings minority interest	(1)	-	(1)	-	-
	869	1,982	657	212	1,147
Gain on redemption of own debt	577	255	-	577	255
Other operating (loss)/income (excluding insurance net premium income)
- managed basis	1,194	1,573	469	725	863
- strategic disposals **	152	27	160	(8)	50
- own credit adjustments*	(1,694)	(66)	(247)	(1,447)	228
- integration and restructuring costs	-	(3)	-	-	1
- RFS Holdings minority interest	(5)	2	12	(17)	-
	(353)	1,533	394	(747)	1,142

Insurance net premium income	1,867	2,239	929	938	1,090

Total non-interest income	5,293	8,768	3,116	2,177	5,011

* Own credit adjustments impact:
Income from trading activities	(1,280)	(170)	(271)	(1,009)	96
Other operating income	(1,694)	(66)	(247)	(1,447)	228

Own credit adjustments	(2,974)	(236)	(518)	(2,456)	324

**Strategic disposals
Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	197	-	197	-	-
- Global Merchant Services	-	47	-	-	-
- Other	(45)	(20)	(37)	(8)	50

	152	27	160	(8)	50

Analysis of results (continued)

Key points

H1 2012 compared with H1 2011
•
Non-interest income fell by £3,475 million, or 40%, driven by a  £2,974 million charge in relation to own credit adjustments, given the significant tightening in the Group’s credit spreads. This compares with a smaller charge of £236 million in H1 2011. H1 2012 also included a decrease of £807 million in Non-Core, which reflects significant gains recorded in H1 2011, and lower Markets non-interest income, down £470 million (15%). The Markets’ fall reflects sluggish market conditions relative to a year ago, as investor confidence has waned.

•
Retail & Commercial non-interest income of £2,924 million compares with £3,150 million in H1 2011. In UK Retail, lower card transaction volumes and changing customer behaviours drove a 20% decline. International Banking non-interest income fell as a result of lower revenue share from Markets as client activity levels were down.

•	H1 2012 includes £577 million gain on the redemption of own debt completed during the first quarter.

•	A net gain on strategic disposals of £152 million in H1 2012 largely reflects the sale of RBS Aviation Capital in June 2012.

•
Insurance net premium income decreased by 17% to £1,867 million driven by a decrease in volumes written by Direct Line Group during 2011, reflecting a planned decrease in the Motor book, the exit of certain business lines and the run-off of legacy policies.

Q2 2012 compared with Q1 2012
•
Group non-interest income increased by 43%, primarily reflecting an own credit adjustment charge of £518 million compared with a charge of £2,456 million in Q1 2012 partially offset by lower Markets revenues following a seasonal uplift in the first quarter.

•	Non-Core recorded a £39 million loss on disposals in Q2 2012, compared with gains of £182 million in Q1 2012.

•	Retail & Commercial non-interest income increased by £80 million, or 6%, largely driven by a gain of £47 million on the sale of Visa B shares in US Retail & Commercial.

Q2 2012 compared with Q2 2011
•
Non-interest income decreased by £1,895 million, or 38%, principally driven by Non-Core as significant gains on restructured assets in Q2 2011 were not repeated and reflecting an own credit adjustment charge of £518 million compared to a gain of £324 million in Q2 2011.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Operating expenses and net insurance claims	£m	£m	£m	£m	£m

Staff costs	4,713	4,609	2,143	2,570	2,210
Premises and equipment	1,107	1,173	544	563	602
Other administrative expenses
- managed basis	1,755	1,699	936	819	834
- Payment Protection Insurance costs	260	850	135	125	850
- other	157	124	85	72	68
	2,172	2,673	1,156	1,016	1,752

Depreciation and amortisation	902	877	434	468	453

Operating expenses	8,894	9,332	4,277	4,617	5,017

Insurance net claims	1,225	1,705	576	649	793

Staff costs as a % of total income	42%	30%	35%	50%	27%

Key points

H1 2012 compared with H1 2011
•
Group operating expenses decreased by 5%, largely driven by the on-going run-down of the Non-Core division and lower revenue-linked staff expenses in Markets and Payment Protection Insurance costs of £260 million compared to £850 million in H1 2011, bringing the cumulative charge to £1.3billion

•
Retail & Commercial expenses were broadly flat as benefits from the Group cost reduction programme were largely offset by a litigation settlement of £88 million ($138 million) in US Retail & Commercial in Q1.

•
Insurance net claims of £1,225 million were £480 million lower than H1 2011 as Direct Line Group loss ratios improved, reflecting reduced exposure, tight underwriting discipline and reserve releases from prior years. Legacy business run-off also contributed to the reduction.

•
Integration and restructuring costs totalled £673 million, driven by the restructure of Markets and International Banking, Group property exits and expenditure incurred in preparation for the divestment of Direct Line Group and the sale of branches to Santander.

Q2 2012 compared with Q1 2012
•
Group operating expenses fell by 7%, with staff expenses down £427 million, largely driven by a seasonal fall in Markets revenues. This was partially offset by a 14% increase in other expenses, which includes a £125 million provision for customer redress relating to the technology incident in June 2012.

•
Retail & Commercial expenses declined 5%, principally reflecting the litigation settlement of £88 million ($138 million) in Q1 in US Retail & Commercial, and reductions in International Banking as a result of a planned reduction in headcount following the Q1 2012 restructuring.

•	Insurance net claims decreased by £73 million largely reflecting prior year reserve releases.

Analysis of results (continued)

Q2 2012 compared with Q2 2011
•
Group operating expenses were down 15% compared with Q2 2011, as Non-Core run-down and lower expenses in Markets, largely driven by headcount reductions, and a provision of £135 million in respect of Payment Protection Insurance costs compared with £850 million in Q2 2011, were offset by the £125 million provision relating to the Q2 2012 technology incident.

•	Retail & Commercial expenses decreased by 3% as a result of savings achieved as part of the Group cost reduction programme.

•	Insurance net claims fell by 27% reflecting legacy business run-off and reduced exposures, particularly in Motor. Tightened claims management also supported prior year reserve releases.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	2,730	4,135	1,435	1,295	2,237
Securities
- managed basis	(81)	76	(100)	19	27
- Sovereign debt impairment (1)	-	733	-	-	733
- interest rate hedge on impaired available-for-sale sovereign debt	-	109	-	-	109
	(81)	918	(100)	19	869

Group impairment losses	2,649	5,053	1,335	1,314	3,106

Loan impairment losses
- individually assessed	1,690	3,119	945	745	1,834
- collectively assessed	1,129	1,311	534	595	591
- latent	(113)	(295)	(56)	(57)	(188)

Customer loans	2,706	4,135	1,423	1,283	2,237
Bank loans	24	-	12	12	-

Loan impairment losses	2,730	4,135	1,435	1,295	2,237

Core	1,515	1,662	719	796	810
Non-Core	1,215	2,473	716	499	1,427

Group	2,730	4,135	1,435	1,295	2,237

Customer loan impairment charge as a % of gross loans and advances (2)
Group	1.1%	1.6%	1.2%	1.1%	1.8%
Core	0.7%	0.8%	0.7%	0.8%	0.8%
Non-Core	3.6%	5.2%	4.2%	2.7%	6.0%

Notes:
(1)
In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of its AFS portfolio of Greek government debt as a result of Greece’s continuing fiscal difficulties. In Q1 2012, as part of Private Sector Involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

(2)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and including disposal groups.

Analysis of results (continued)

Key points

H1 2012 compared with H1 2011
•	Group loan impairment losses fell 34% to £2,730 million, compared with £4,135 million in H1 2011, driven by a significant reduction in Non-Core and improvements in Retail & Commercial.

•	Non-Core loan impairment losses were 51% lower, reflecting the substantial provisioning of development land values in the Ulster Bank portfolio during H1 2011.

•
Retail & Commercial loan impairment losses decreased by £206 million, 12%, driven by an overall improvement in asset quality reflecting risk appetite tightening in UK Retail and an improved credit environment for US Retail & Commercial.

•	Total Ulster Bank (Core and Non-Core) loan impairments were £1,166 million, compared with £2,540 million in H1 2011, driven by the fall in Non-Core. Core Ulster Bank impairments decreased by 2%.

•	The Group customer loan impairment charge as a percentage of loans and advances fell to 1.1% compared with 1.6% for H1 2011. For Core, the comparable percentages were 0.7% and 0.8%.

Q2 2012 compared with Q1 2012
•	Group loan impairment losses increased 11%, driven by Non-Core, where loan impairments rose by £217 million, largely reflecting one large provision in the Project Finance portfolio.

•
Retail & Commercial showed continuing improvement in credit trends, with loan impairment losses down 10%. This largely reflected a decrease in Ulster Bank, where significant provisions were recorded in Q1 2012 in respect of retail mortgages. UK Retail impairments also declined, with lower default volumes in both mortgages and unsecured lending reflecting risk appetite tightening.

•
Core and Non-Core Ulster Bank loan impairments totalled £512 million, a decrease of £142 million. Credit conditions remained difficult leading to a deterioration in asset quality. However, the level of deterioration of mortgages in default and the rate of decline in house prices slowed during the quarter.

Q2 2012 compared with Q2 2011
•	Group loan impairment losses decreased by 36%, driven by a decline in Non-Core impairments, due to the non repeat of the Q2 2011 development land provisions in Ulster Bank.

•	Retail & Commercial loan impairment losses were down £147 million, or 17%. Excluding Ulster Bank, R&C loan impairment losses declined by £201 million reflecting broad strengthening in credit metrics.

Analysis of results (continued)

Capital resources and ratios	30 June 2012	31 March 2012	31 December 2011

Core Tier 1 capital	£48bn	£47bn	£46bn
Tier 1 capital	£58bn	£57bn	£57bn
Total capital	£63bn	£61bn	£61bn
Risk-weighted assets
- gross	£488bn	£496bn	£508bn
- benefit of Asset Protection Scheme	(£53bn)	(£62bn)	(£69bn)
Risk-weighted assets	£435bn	£434bn	£439bn
Core Tier 1 ratio (1)	11.1%	10.8%	10.6%
Tier 1 ratio	13.4%	13.2%	13.0%
Total capital ratio	14.6%	14.0%	13.8%

Note:
(1)	The benefit of APS in the Core Tier 1 ratio was 77 basis points at 30 June 2012 (31 March 2012 - 85 basis points; 31 December 2011 - 90 basis points).

30 June 2012 compared with 31 March 2012
•
The Group’s Core Tier 1 ratio improved to 11.1%. Core Tier 1 capital increased by £1.4 billion. This reflected the issue of new shares and the sale of surplus shares held by the Group’s Employee Benefit Trust to fund deferred employee incentive awards, £0.5 billion, together with lower regulatory deductions, including APS, of £0.9 billion.

•	The impact of the Asset Protection Scheme (APS) on the Core Tier 1 ratio continued to decline, from 85 basis points at 31 March 2012 to 77 basis points at 30 June 2012.

•	Gross risk-weighted assets (RWAs) fell by £8 billion, reflecting a significant reduction in market risk coupled with Non-Core run-off and disposals.

30 June 2012 compared with 31 December 2011
•
The Core Tier 1 ratio increased by 50 basis points compared with 31 December 2011, driven by attributable profits (net of movements in fair value of own debt), issuance of new shares, lower regulatory capital deductions, and a 4% reduction in gross risk-weighted assets.

•	Gross risk-weighted assets fell by £20 billion, excluding the effect of the APS. Post APS, RWAs decreased by £4 billion.

Analysis of results (continued)

Balance sheet	30 June 2012	31 March 2012	31 December 2011

Funded balance sheet (1)	£929bn	£950bn	£977bn
Total assets	£1,415bn	£1,403bn	£1,507bn
Loans and advances to customers (2)	£455bn	£460bn	£474bn
Customer deposits (3)	£435bn	£432bn	£437bn
Loan:deposit ratio - Core (4)	92%	93%	94%
Loan:deposit ratio - Group (4)	104%	106%	108%
Short-term wholesale funding	£62bn	£80bn	£102bn
Wholesale funding	£213bn	£234bn	£258bn
Liquidity portfolio	£156bn	£153bn	£155bn

Notes:
(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 30 June 2012 were 92% and 105% respectively (31 March 2012 - 93% and 107% respectively; 31 December 2011 - 94% and 110% respectively).

30 June 2012 compared with 31 March 2012
•	Group funded assets fell by £21 billion during Q2 2012 to £929 billion. Non-Core further reduced third party assets by £11 billion, including the disposal of RBS Aviation Capital.

•
The Group loan:deposit ratio improved to 104% compared with 106% at 31 March 2012, as customer deposits increased by £3 billion through successful deposit-gathering initiatives. A credit rating downgrade during Q2 2012 had negligible impact.

•	Short-term wholesale funding decreased by £18 billion in Q2 2012 to £62 billion, while a significant liquidity portfolio of £156 billion was maintained, a coverage ratio of 2.5 times.

30 June 2012 compared with 31 December 2011
•
Funded assets decreased by £48 billion to £929 billion, reflecting the Group’s programme of deleveraging and reducing capital intensive assets. Non-Core funded assets fell by £22 billion primarily reflecting disposals and run-off, and Markets reduced its assets by £11 billion.

•	Loans and advances to customers were £19 billion lower, reflecting net customer repayments in International Banking, weak customer credit demand and Non-Core run-down and disposals.

•	The Group loan:deposit ratio improved to 104% compared with 108% at 31 December 2011. The Core loan:deposit ratio improved to 92%.

Further analysis of the Group’s liquidity and funding position is included on pages 142 to 153.

Divisional performance

The operating profit/(loss) of each division is shown below.

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	914	1,053	437	477	535
UK Corporate	1,004	1,089	512	492	472
Wealth	109	130	64	45	60
International Banking	264	375	167	97	149
Ulster Bank	(555)	(543)	(245)	(310)	(178)
US Retail & Commercial	331	237	229	102	143

Retail & Commercial	2,067	2,341	1,164	903	1,181
Markets	1,075	1,356	251	824	327
Direct Line Group	219	206	135	84	139
Central items	(176)	24	(32)	(144)	56

Core	3,185	3,927	1,518	1,667	1,703
Non-Core	(1,351)	(1,961)	(868)	(483)	(870)

Managed basis	1,834	1,966	650	1,184	833

Reconciling items:
Own credit adjustments	(2,974)	(236)	(518)	(2,456)	324
Asset Protection Scheme	(45)	(637)	(2)	(43)	(168)
Payment Protection Insurance costs	(260)	(850)	(135)	(125)	(850)
Sovereign debt impairment	-	(733)	-	-	(733)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	(109)	-	-	(109)
Amortisation of purchased intangible assets	(99)	(100)	(51)	(48)	(56)
Integration and restructuring costs	(673)	(353)	(213)	(460)	(208)
Gain on redemption of debt	577	255	-	577	255
Strategic disposals	152	27	160	(8)	50
Bonus tax	-	(22)	-	-	(11)
RFS Holdings minority interest	(17)	(2)	8	(25)	(5)

Statutory basis	(1,505)	(794)	(101)	(1,404)	(1,326)

Impairment losses/(recoveries) by division
UK Retail	295	402	140	155	208
UK Corporate	357	327	181	176	220
Wealth	22	8	12	10	3
International Banking	62	98	27	35	104
Ulster Bank	717	730	323	394	269
US Retail & Commercial	47	176	28	19	65

Retail & Commercial	1,500	1,741	711	789	869
Markets	21	(14)	19	2	(14)
Central items	32	(2)	(2)	34	(2)

Core	1,553	1,725	728	825	853
Non-Core	1,096	2,486	607	489	1,411

Managed basis	2,649	4,211	1,335	1,314	2,264

Reconciling items:
Sovereign debt impairment	-	733	-	-	733
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	109	-	-	109

Statutory basis	2,649	5,053	1,335	1,314	3,106

RBS Group – 2012 Interim Results

Divisional performance (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	%	%	%	%	%

Net interest margin by division
UK Retail	3.59	4.06	3.57	3.61	4.04
UK Corporate	3.13	3.11	3.17	3.09	3.03
Wealth	3.68	3.29	3.69	3.67	3.33
International Banking	1.62	1.78	1.65	1.60	1.73
Ulster Bank	1.85	1.82	1.82	1.87	1.80
US Retail & Commercial	3.04	3.06	3.02	3.06	3.12

Retail & Commercial	2.93	3.02	2.94	2.91	2.99
Non-Core	0.28	0.77	0.24	0.31	0.83

Group net interest margin	1.92	2.00	1.95	1.88	1.96

	30 June 2012	31 March 2012	31 December 2011
	£bn	£bn	£bn

Total funded assets by division
UK Retail	116.9	116.3	114.5
UK Corporate	113.7	113.1	114.1
Wealth	21.2	21.3	21.6
International Banking	61.4	63.7	69.9
Ulster Bank	33.1	33.4	34.6
US Retail & Commercial	74.3	72.9	74.9
Markets	302.4	300.6	313.9
Other	132.9	144.2	139.2

Core	855.9	865.5	882.7
Non-Core	72.1	83.3	93.7

	928.0	948.8	976.4
RFS Holdings minority interest	0.8	0.9	0.8

Total	928.8	949.7	977.2

Divisional performance (continued)

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	47.4	48.2	(2%)	48.4	(2%)
UK Corporate	79.4	76.9	3%	79.3	-
Wealth	12.3	12.9	(5%)	12.9	(5%)
International Banking	46.0	41.8	10%	43.2	6%
Ulster Bank	37.4	38.4	(3%)	36.3	3%
US Retail & Commercial	58.5	58.6	-	59.3	(1%)

Retail & Commercial	281.0	276.8	2%	279.4	1%
Markets	107.9	115.6	(7%)	120.3	(10%)
Other	12.7	11.0	15%	12.0	6%

Core	401.6	403.4	-	411.7	(2%)
Non-Core	82.7	89.9	(8%)	93.3	(11%)

Group before benefit of Asset Protection Scheme	484.3	493.3	(2%)	505.0	(4%)
Benefit of Asset Protection Scheme	(52.9)	(62.2)	(15%)	(69.1)	(23%)

Group before RFS Holdings minority interest	431.4	431.1	-	435.9	(1%)
RFS Holdings minority interest	3.3	3.2	3%	3.1	6%

Group	434.7	434.3	-	439.0	(1%)

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	30 June 2012	31 March 2012	31 December 2011

UK Retail	27,500	27,600	27,700
UK Corporate	13,100	13,400	13,600
Wealth	5,600	5,700	5,700
International Banking	4,800	5,400	5,400
Ulster Bank	4,500	4,500	4,200
US Retail & Commercial	14,500	14,700	15,400

Retail & Commercial	70,000	71,300	72,000
Markets	12,500	13,200	13,900
Direct Line Group	15,100	15,100	14,900
Group Centre	6,900	6,600	6,200

Core	104,500	106,200	107,000
Non-Core	3,800	4,300	4,700

	108,300	110,500	111,700
Business Services	33,500	33,600	34,000
Integration and restructuring	1,000	1,000	1,100

Group	142,800	145,100	146,800

UK Retail

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,989	2,184	988	1,001	1,098

Net fees and commissions	451	565	214	237	295
Other non-interest income	57	72	28	29	38

Non-interest income	508	637	242	266	333

Total income	2,497	2,821	1,230	1,267	1,431

Direct expenses
- staff	(417)	(433)	(210)	(207)	(218)
- other	(189)	(219)	(110)	(79)	(106)
Indirect expenses	(682)	(714)	(333)	(349)	(364)

	(1,288)	(1,366)	(653)	(635)	(688)

Profit before impairment losses	1,209	1,455	577	632	743
Impairment losses	(295)	(402)	(140)	(155)	(208)

Operating profit	914	1,053	437	477	535

Analysis of income by product
Personal advances	458	553	222	236	278
Personal deposits	353	511	168	185	257
Mortgages	1,159	1,124	596	563	581
Cards	431	481	212	219	243
Other	96	152	32	64	72

Total income	2,497	2,821	1,230	1,267	1,431

Analysis of impairments by sector
Mortgages	58	116	24	34	55
Personal	166	201	84	82	106
Cards	71	85	32	39	47

Total impairment losses	295	402	140	155	208

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.2%	0.1%	0.1%	0.2%
Personal	3.6%	3.7%	3.7%	3.5%	3.9%
Cards	2.5%	3.0%	2.3%	2.8%	3.4%
Total	0.5%	0.7%	0.5%	0.6%	0.8%

UK Retail (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	23.3%	25.1%	22.5%	24.0%	25.8%
Net interest margin	3.59%	4.06%	3.57%	3.61%	4.04%
Cost:income ratio	52%	48%	53%	50%	48%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	98.1	97.5	1%	95.0	3%
- personal	9.2	9.4	(2%)	10.1	(9%)
- cards	5.7	5.6	2%	5.7	-

	113.0	112.5	-	110.8	2%
Customer deposits (2)	106.5	104.2	2%	101.9	5%
Assets under management (excluding deposits)	5.8	5.8	-	5.5	5%
Risk elements in lending (2)	4.6	4.6	-	4.6	-
Loan:deposit ratio (excluding repos)	104%	105%	(100bp)	106%	(200bp)
Risk-weighted assets	47.4	48.2	(2%)	48.4	(2%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £7.5 billion (31 March 2012 and 31 December 2011 - £7.3 billion), risk elements in lending £0.5 billion (31 March 2012 and 31 December 2011 - £0.5 billion) and customer deposits £8.6 billion (31 March 2012 - £8.7 billion; 31 December 2011 - £8.8 billion).

Key points
UK Retail had a subdued H1 2012, with operating profit falling 13%, although the division continued to lend more despite the tough economic conditions reducing demand for unsecured lending. The division had a successful ISA season and has achieved balance growth well in excess of the market, although deposit margins remained under pressure.

UK Retail’s aspiration to become the UK’s most helpful bank suffered a setback in June, following the technology problems that affected a number of the Group’s payment systems. The division’s priority has been to take all steps possible to help customers experiencing difficulty by opening branches for longer, doubling staff numbers in UK-based call centres and giving greater authority to local staff to provide on-the-spot help.

In early July, the Bank of England announced the Funding for Lending Scheme (FLS) designed to boost lending to the real economy. UK Retail will use this scheme to cut costs for first time buyers, introducing a new set of mortgages with lower rates.

UK Retail (continued)

Key points (continued)

H1 2012 compared with H1 2011
•
Net interest income was 9% lower with net interest margin falling 47 basis points to 3.59%. This was driven by the decline in liability margins due to the continued impact of low rates on long term interest rate hedges and the competitive savings market.

•
Total customer lending grew by £3 billion, or 2%, with mortgage balances increasing 4% while unsecured balances fell 9%. Deposit balances grew 11%, with both savings and current account deposits up 11%.

•	Costs decreased by 6% from H1 2011 with the majority of savings coming from direct cost initiatives.

•	Impairment losses fell 27% in H1 2012, as overall asset quality improved reflecting risk appetite tightening and lower unsecured balances.

Q2 2012 compared with Q1 2012
•	Operating profit decreased by 8%, with increased costs and falling income, partially offset by a 10% reduction in impairments.

•	The division further reduced the loan to deposit ratio to 104%.
○ Customer deposits grew 2%, driven by increases of 2% in both savings and current account balances following successful savings campaigns in the quarter.
○
Mortgage balances increased by 1% in the quarter. Unsecured lending continued to be managed carefully, contracting by 1% as a result of the strategic decision to improve the Group’s risk profile combined with customer deleveraging.

•	Income growth has been challenging in the current economic environment, as total income fell by 3%.
○
Net interest margin declined 4 basis points largely due to the impact of lower rates on long term interest rate hedges. In addition, competition in the deposit market continued to drive down overall liability margins.

○ Changes in consumer behaviour has reduced fee income and driven down unsecured interest-bearing balances, putting pressure on net interest income.

•	Costs increased, primarily due to the timing of regulatory expenses.

•
Impairment losses decreased 10%, reflecting the continued impact of tightening risk appetite. Impairments are expected to remain broadly stable subject to normal seasonal fluctuations and the economic environment.

○ Mortgage impairment losses decreased in the quarter due to further improvement in default volumes and a stable collection outlook.
○
The unsecured portfolio charge fell 4%, with slightly lower default volumes and continued good collections performance. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•
Risk-weighted assets decreased 2%, with volume growth in lower risk secured mortgages offset by a decrease in the unsecured portfolio, and a small improvement in credit quality across both the secured and unsecured portfolios.

UK Retail (continued)

Key points (continued)

Q2 2012 compared with Q2 2011
•	Operating profit fell by £98 million with income down 14%, costs down 5% and impairments down 33%.

•	Net interest income was £110 million lower than Q2 2011, with the unsecured book being managed down and continued pressure on liability margins, partly offset by strong mortgage growth.

•	Costs were 5% lower than in Q2 2011 due to continued implementation of process efficiencies and headcount reductions.

•	The continued effect of risk appetite tightening and muted demand for unsecured lending contributed to lower default volumes, with impairment losses decreasing by 33%.

UK Corporate

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,528	1,581	772	756	770

Net fees and commissions	682	681	346	336	336
Other non-interest income	202	218	93	109	112

Non-interest income	884	899	439	445	448

Total income	2,412	2,480	1,211	1,201	1,218

Direct expenses
- staff	(477)	(470)	(232)	(245)	(235)
- other	(174)	(189)	(89)	(85)	(85)
Indirect expenses	(400)	(405)	(197)	(203)	(206)

	(1,051)	(1,064)	(518)	(533)	(526)

Profit before impairment losses	1,361	1,416	693	668	692
Impairment losses	(357)	(327)	(181)	(176)	(220)

Operating profit	1,004	1,089	512	492	472

Analysis of income by business
Corporate and commercial lending	1,351	1,379	664	687	657
Asset and invoice finance	333	315	171	162	164
Corporate deposits	340	348	174	166	174
Other	388	438	202	186	223

Total income	2,412	2,480	1,211	1,201	1,218

Analysis of impairments by sector
Financial institutions	4	16	2	2	13
Hotels and restaurants	23	21	8	15	13
Housebuilding and construction	104	47	79	25	15
Manufacturing	19	12	19	-	6
Other	31	94	(9)	40	91
Private sector education, health, social work, recreational and community services	43	12	21	22	1
Property	64	69	34	30	51
Wholesale and retail trade, repairs	49	32	16	33	16
Asset and invoice finance	20	24	11	9	14

Total impairment losses	357	327	181	176	220

UK Corporate (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.1%	0.5%	0.1%	0.1%	0.9%
Hotels and restaurants	0.8%	0.6%	0.5%	1.0%	0.8%
Housebuilding and construction	5.9%	2.2%	9.0%	2.7%	1.4%
Manufacturing	0.8%	0.5%	1.6%	-	0.5%
Other	0.2%	0.6%	(0.1%)	0.5%	1.1%
Private sector education, health, social work, recreational and community services	1.0%	0.3%	0.9%	1.0%	-
Property	0.5%	0.5%	0.5%	0.4%	0.7%
Wholesale and retail trade, repairs	1.1%	0.7%	0.7%	1.5%	0.7%
Asset and invoice finance	0.4%	0.5%	0.4%	0.3%	0.6%

Total	0.6%	0.6%	0.7%	0.6%	0.8%

Key metrics	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	16.5%	16.9%	16.8%	16.2%	14.6%
Net interest margin	3.13%	3.11%	3.17%	3.09%	3.03%
Cost:income ratio	44%	43%	43%	44%	43%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	113.7	113.2	-	114.2	-
Loans and advances to customers (gross) (2)
- financial institutions	6.1	6.2	(2%)	5.8	5%
- hotels and restaurants	6.1	6.0	2%	6.1	-
- housebuilding and construction	3.5	3.7	(5%)	3.9	(10%)
- manufacturing	4.9	4.7	4%	4.7	4%
- other	34.1	34.4	(1%)	34.2	-
- private sector education, health, social work, recreational and community services	8.9	8.6	3%	8.7	2%
- property	26.9	26.7	1%	28.2	(5%)
- wholesale and retail trade, repairs	8.9	9.1	(2%)	8.7	2%
- asset and invoice finance	10.7	10.3	4%	10.4	3%

	110.1	109.7	-	110.7	(1%)

Customer deposits (2)	127.5	124.3	3%	126.3	1%
Risk elements in lending (2)	4.9	4.9	-	5.0	(2%)
Loan:deposit ratio (excluding repos)	85%	87%	(200bp)	86%	(100bp)
Risk-weighted assets	79.4	76.9	3%	79.3	-

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £11.9 billion (31 March 2012 - £12.0 billion; 31 December 2011 - £12.2 billion), risk elements in lending £0.9 billion (31 March 2012 and 31 December 2011 - £1.0 billion) and customer deposits £13.1 billion (31 March 2012 - £12.7 billion; 31 December 2011- £13.0 billion).

UK Corporate (continued)

Key points
In a challenging environment, UK Corporate delivered a resilient performance in the first half, with a stronger operating profit in Q2 than Q1. Customer confidence has weakened in the face of economic newsflow, with many companies scaling back their investment plans, given concerns about the prospects for demand. This was reflected in weak SME application volumes.

UK Corporate has, nevertheless, continued to support its customers, playing an active role in supporting government initiatives, including over 8,000 new loans and asset finance facilities under the Government’s National Loan Guarantee Scheme. The Group has also welcomed the new FLS, and will use the scheme to cut interest rates on £2.5 billion of SME loans by an average of 1% and to remove arrangement fees on the same amount of new SME loans.

H1 2012 saw the launch of an enhanced telephony offering aimed at Business Banking customers: Business Connect. This service now supports 210,000 customers and has already processed over 28,000 calls with 75% of customers very satisfied with the service received. UK Corporate also rolled out an FX campaign, which uses expertise from Corporate & Institutional Banking, Transaction Services UK and Corporate Banking Risk Services to help customers trade internationally.

UK Corporate responded swiftly and decisively to minimise the impact on its customers from the recent Group technology incident. Corporate service centre hours were immediately extended, and business banking customers had access to additional support during extended branch opening hours, while relationship managers were empowered to take critical decisions to action customer payments and drawdowns.

H1 2012 compared with H1 2011
•	Operating profit decreased 8% to £1,004 million, driven by higher net funding costs and lower non-interest income, partly offset by reduced costs.

•
Net interest income decreased by 3%, predominantly driven by higher net funding costs. While lending income benefited from asset margin increases, this was offset by increased competition on deposit margins.

•	Non-interest income decreased 2%, reflecting fee accelerations from refinancing and asset disposal gains in H1 2011, partially offset by a higher revenue share of Markets income.

•	Total costs decreased 1% due to cost efficiencies achieved in discretionary spending categories.

•	Impairments were 9% higher, primarily driven by the significant release of latent provisions in H1 2011, partially offset by lower individual and collectively assessed provisions.

UK Corporate (continued)

Key points (continued)

Q2 2012 compared with Q1 2012
•	Operating profit increased by 4% to £512 million, driven by higher income and lower costs.

•
Net interest income rose by 2% and net interest margin increased 8 basis points largely driven by lower net costs of funding. Strong customer deposit growth supported an improvement in the loan to deposit ratio to 85%.

•	Non-interest income decreased 1% as a result of lower Markets revenue share income and valuation movements, partially offset by growth in operating lease activity.

•	Total costs decreased 3%, due to the phasing of staff incentive costs and lower Markets revenue related costs, partly offset by operating lease costs.

•	Impairments of £181 million were £5 million higher, exhibiting a similar profile to Q1 2012.

Q2 2012 compared with Q2 2011
•	Operating profit increased by £40 million, or 8%, predominantly driven by lower impairments.

•
Net interest income was broadly flat while net interest margin increased 14 basis points, benefiting from a revision to deferred income recognition assumptions, partially offset by deposit margin pressure and increased net funding costs.

•
Non-interest income decreased by £9 million. Higher revenue share of Markets income in Q2 2012 was offset by the non-recurrence of asset disposal gains recorded in Q2 2011 and lower operating lease activity.

•	Impairments decreased £39 million, with lower individual provisions slightly offset by reduced latent provision releases.

Wealth

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	357	325	178	179	168

Net fees and commissions	183	191	90	93	94
Other non-interest income	53	38	35	18	21

Non-interest income	236	229	125	111	115

Total income	593	554	303	290	283

Direct expenses
- staff	(233)	(211)	(116)	(117)	(111)
- other	(116)	(95)	(56)	(60)	(51)
Indirect expenses	(113)	(110)	(55)	(58)	(58)

	(462)	(416)	(227)	(235)	(220)

Profit before impairment losses	131	138	76	55	63
Impairment losses	(22)	(8)	(12)	(10)	(3)

Operating profit	109	130	64	45	60

Analysis of income
Private banking	489	452	252	237	231
Investments	104	102	51	53	52

Total income	593	554	303	290	283

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	11.6%	13.9%	13.8%	9.5%	12.8%
Net interest margin	3.68%	3.29%	3.69%	3.67%	3.33%
Cost:income ratio	78%	75%	75%	81%	78%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.6	8.4	2%	8.3	4%
- personal	5.6	6.8	(18%)	6.9	(19%)
- other	2.8	1.7	65%	1.7	65%

	17.0	16.9	1%	16.9	1%
Customer deposits	38.5	38.3	1%	38.2	1%
Assets under management (excluding deposits)	30.6	31.4	(3%)	30.9	(1%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	44%	-	44%	-
Risk-weighted assets	12.3	12.9	(5%)	12.9	(5%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points
H1 2012 delivered a strong income performance, driven by improved interest margins, more than offset by higher expenses and increased impairments. Continued volatile markets led to subdued client transactions, resulting in reduced brokerage and foreign exchange income.

The period saw further progress in the implementation of the refreshed Coutts divisional strategy across all jurisdictions. Coutts completed the sale of the Latin American, Caribbean and African business to RBC Wealth Management. The business, with client assets of around £1.5 billion, represented approximately 2% of Coutts’ total client assets. The decision to sell the business was consistent with the new Coutts strategy of simplifying the business and sharpening the focus on key regions and countries, specifically the UK, Switzerland, the Middle East, Russia, the Commonwealth of Independent States and selected countries in Asia.

The UK rollout of the Coutts global technology platform was completed in Q1 2012. The platform, and related strategic investment, will transform the division’s ability to serve clients globally, enabling the business to operate as an international organisation on a unified and common information technology platform.

The division continued to prepare for the implementation of the Retail Distribution Review (RDR) regulations in the UK. Revised Private Banker and Wealth Manager roles were announced aimed at ensuring clients continue to receive the best service and advice based on their specific needs.

H1 2012 compared with H1 2011
•	Operating profit declined 16% with a strong income performance more than offset by higher expenses and increased impairments.

•
Income increased 7% reflecting an improvement in lending and deposit margins and strong divisional treasury performance, together with the gain from the disposal of the Latin American, Caribbean and African business.

•
Expenses increased by 11% reflecting continued strategic investment in the business, a client redress expense following a past business review into the sale of the ALICO Enhanced Variable Rate Fund announced in November 2011 and the Financial Services Authority (FSA) fine incurred during Q1 2012.

•	Impairments were £22 million, up £14 million from the low level recorded in the prior period.

•
Client assets and liabilities managed by the division declined 3%. Lending volumes remained stable and deposit volumes grew 3%, predominantly through the UK. Assets under management declined 11% with adverse market movements of £2.1 billion, and client outflows of £1.9 billion, predominantly in the latter half of 2011.

•	Return on equity declined by 230 basis points to 11.6%, as operating profit declined.

Wealth (continued)

Key points (continued)

Q2 2012 compared with Q1 2012
•	Operating profit increased 42% to £64 million in the second quarter, including the gain from the sale of the Latin American, Caribbean and African business and the phasing of incentive accruals.

•
Income growth of 4% included a 13% increase in non-interest income, reflecting the disposal gain. Excluding the disposal gain, income declined 1%, with lower investment income linked to a decline in assets under management.

•
Expenses which include client redress expense following a past business review into the sale of the ALICO Enhanced Variable Rate Fund announced in November 2011 decreased by 3% as a result of lower incentive accruals and the non-recurrence of the FSA fine in Q1 2012.

•
Client assets and liabilities managed by the division declined 1%. Lending volumes were broadly stable and deposit volumes increased by 1%. Assets under management declined 3% due to adverse market movements which accounted for £0.6 billion of the movement and net new business outflows of £0.2 billion, mainly in international markets.

Q2 2012 compared with Q2 2011
•	Operating profit rose 7% with strong growth in income including the disposal gain, partially offset by client redress costs and higher impairments.

•
Income increased 7% as a result of the disposal gain and strong growth in net interest income. Net interest income grew as a result of a 14 basis points improvement in lending margins and strong growth in divisional treasury income. Deposit income also increased with sustained growth in volumes and improved margins. Excluding the impact of the business disposal, non-interest income declined 4% with continued volatile markets subduing client transactions, leading to reduced brokerage and foreign exchange income.

•	Expenses increased by 3% due to the impact of the client redress. Excluding this, expenses decreased 5%, assisted by favourable exchange rate movements and management of discretionary costs.

•	Impairments were £12 million, up £9 million from the low level recorded in the prior period.

International Banking

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	494	604	234	260	301
Funding costs of rental assets	(9)	(21)	-	(9)	(11)

Net interest income	485	583	234	251	290
Non-interest income	618	729	327	291	375

Total income	1,103	1,312	561	542	665

Direct expenses
- staff	(340)	(376)	(153)	(187)	(181)
- other	(95)	(118)	(47)	(48)	(57)
Indirect expenses	(342)	(345)	(167)	(175)	(174)

	(777)	(839)	(367)	(410)	(412)

Profit before impairment losses	326	473	194	132	253
Impairment losses	(62)	(98)	(27)	(35)	(104)

Operating profit	264	375	167	97	149

Of which:
Ongoing businesses	281	395	168	113	160
Run-off businesses	(17)	(20)	(1)	(16)	(11)

Analysis of income by product
Cash management	514	458	246	268	242
Trade finance	145	131	73	72	69
Loan portfolio	430	693	233	197	340

Ongoing businesses	1,089	1,282	552	537	651
Run-off businesses	14	30	9	5	14

Total income	1,103	1,312	561	542	665

Analysis of impairments by sector
Manufacturing and infrastructure	19	132	2	17	100
Property and construction	7	6	7	-	-
Transport and storage	(4)	9	-	(4)	-
Telecommunications, media and technology	9	-	-	9	-
Banks and financial institutions	31	1	19	12	2
Other	-	(50)	(1)	1	2

Total impairment losses	62	98	27	35	104

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.2%	0.3%	0.2%	0.3%	0.6%

International Banking (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios (ongoing businesses)
Return on equity (1)	9.0%	11.5%	10.5%	7.5%	9.6%
Net interest margin	1.62%	1.78%	1.65%	1.60%	1.73%
Cost:income ratio	69%	62%	65%	72%	59%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	49.5	52.3	(5%)	56.9	(13%)
Loans and advances to banks	5.1	3.9	31%	3.4	50%
Securities	2.4	4.0	(40%)	6.0	(60%)
Cash and eligible bills	0.7	0.3	133%	0.3	133%
Other	3.7	3.2	16%	3.3	(12%)

Total third party assets (excluding derivatives mark-to-market)	61.4	63.7	(4%)	69.9	(12%)
Customer deposits (excluding repos)	42.2	45.0	(6%)	45.1	(6%)
Bank deposits	7.7	10.5	(27%)	11.4	(32%)
Risk elements in lending	0.7	0.9	(22%)	1.6	(56%)
Loan:deposit ratio (excluding repos and conduits)	102%	95%	700bp	103%	(100bp)
Risk-weighted assets	46.0	41.8	10%	43.2	6%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	14	30	9	5	14
Direct expenses	(31)	(50)	(10)	(21)	(25)

Operating loss	(17)	(20)	(1)	(16)	(11)

Note:
(1)	Run-off businesses consist of the exited corporate finance business.

Key points
H1 results for International Banking were affected by the division’s restructuring, with a substantial reduction in exposures improving capital efficiency but with a consequential impact on income. Debt capital markets were sluggish during the period affecting loan portfolio revenues, but trade finance activity has shown significant growth, particularly in Asia. In Europe, the European Central Bank (ECB) lending and deposit rate cuts in Q2 underlined growing fragility across the region. Clients remain cautious following continued economic uncertainty.

The International Banking structure and governance were fully bedded down by the end of Q2 2012. Management is focused on leveraging the International network and the Transaction Services offering to ensure relevance and intimacy with the division’s client base.

International Banking (continued)

Key points (continued)

H1 2012 compared with H1 2011
•	Operating profit decreased by £111 million as reduced income was only partially mitigated by lower expenses and impairments.

•	Income was 16% lower mainly due to a reduction in third party assets coupled with higher funding costs:
○
The lending portfolio decreased by 38%, as exposures were reduced to improve capital efficiency and liquidity levels. Ancillary debt financing income also declined, as economic uncertainty in H1 2012 resulted in sluggish debt capital markets.

○ Cash management increased 12% due to a higher funding surplus and robust deposit retention activity.
○ Trade finance was up by 11% reflecting significant growth in activity, particularly in Asia.

•	Expenses were down by £62 million as planned cost initiatives in the Markets & International Banking restructuring took effect.

•	Impairments fell by £36 million due to a single name trade finance provision in H1 2011.

•	Third party assets fell by 23% mainly due to loan portfolio reductions of £14 billion, reflecting capital management discipline, and a reduced collateral requirement for Japanese business activities.

•	Customer deposits decreased 11% as market conditions and a competitive environment created headwinds in raising deposits.

Q2 2012 compared with Q1 2012
•
Operating profit was up £70 million driven primarily by planned cost reduction initiatives across the business (£43 million), higher loan portfolio-linked income, and lower impairment charges. Return on equity was 10.5%.

•	Income was up £19 million to £561 million despite continued macroeconomic uncertainty and the low interest rate environment.
○ Lending portfolio income was up 18%, benefiting from lower balance sheet funding costs, and positive valuation adjustments on credit hedging activity.
○ Cash management decreased 8% as increasingly difficult economic conditions led to suppressed deposit levels.

•
Expenses declined by £43 million, largely reflecting the planned headcount reduction following the formation of the International Banking division, and tight management of technology and support infrastructure costs.

•	Impairments in Q2 2012 included a charge of £18 million relating to a single name portfolio exposure.

•
Third party assets declined 4%, reflecting a reduction in loan portfolio and in the collateral required for Japanese business activities. This was partially offset by growth in trade finance as the business sought to increase market share and grow capital efficient lending.

•	Customer deposits fell by 6% as deposit gathering remained challenging due to continued macroeconomic uncertainty and a competitive environment.

International Banking (continued)

Key points (continued)

Q2 2012 compared with Q2 2011
•	Operating profit was up £18 million with lower expenses and impairments partially offset by lower income driven by planned balance sheet reduction across the loan portfolio.

•	Income decreased by 16%:
○
Loan portfolio income fell by £107 million, reflecting a reduction in assets in order to improve capital efficiency and liquidity levels, and lower ancillary revenues associated with debt financing following subdued market activity in Q2 2012.

○ Cash management was up £4 million, despite weak European activity and lower global payments, as a result of a higher funding surplus arising from lower liquidity buffer requirements.
○ Trade finance increased by 6% following continued business initiatives to increase penetration in chosen markets, primarily in Asia.

•	Expenses fell by £45 million, largely reflecting planned headcount reduction and increased focus on the management of discretionary costs.

•	Impairments were £77 million lower due to a single name trade finance provision in Q2 2011.

Ulster Bank

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	325	363	160	165	182

Net fees and commissions	73	73	35	38	37
Other non-interest income	22	29	11	11	14

Non-interest income	95	102	46	49	51

Total income	420	465	206	214	233

Direct expenses
- staff	(104)	(113)	(52)	(52)	(57)
- other	(23)	(35)	(11)	(12)	(17)
Indirect expenses	(131)	(130)	(65)	(66)	(68)

	(258)	(278)	(128)	(130)	(142)

Profit before impairment losses	162	187	78	84	91
Impairment losses	(717)	(730)	(323)	(394)	(269)

Operating loss	(555)	(543)	(245)	(310)	(178)

Analysis of income by business
Corporate	190	230	88	102	117
Retail	174	211	86	88	98
Other	56	24	32	24	18

Total income	420	465	206	214	233

Analysis of impairments by sector
Mortgages	356	311	141	215	78
Corporate
- property	115	163	61	54	66
- other corporate	217	223	103	114	103
Other lending	29	33	18	11	22

Total impairment losses	717	730	323	394	269

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.7%	2.9%	2.9%	4.3%	1.4%
Corporate
- property	4.8%	6.2%	5.1%	4.4%	5.0%
- other corporate	5.7%	5.1%	5.4%	5.8%	4.7%
Other lending	4.1%	4.1%	5.1%	3.4%	5.5%

Total	4.3%	3.9%	3.9%	4.6%	2.9%

Ulster Bank (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	(22.8%)	(26.5%)	(19.8%)	(25.8%)	(16.9%)
Net interest margin	1.85%	1.82%	1.82%	1.87%	1.80%
Cost:income ratio	61%	60%	62%	61%	61%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	19.2	19.8	(3%)	20.0	(4%)
- corporate
- property	4.8	4.9	(2%)	4.8	-
- other corporate	7.6	7.9	(4%)	7.7	(1%)
- other lending	1.4	1.3	8%	1.6	(13%)

	33.0	33.9	(3%)	34.1	(3%)
Customer deposits	20.6	21.0	(2%)	21.8	(6%)
Risk elements in lending
- mortgages	2.6	2.5	4%	2.2	18%
- corporate
- property	1.4	1.3	8%	1.3	8%
- other corporate	2.0	1.9	5%	1.8	11%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	6.2	5.9	5%	5.5	13%
Loan:deposit ratio (excluding repos)	144%	147%	(300bp)	143%	100bp
Risk-weighted assets	37.4	38.4	(3%)	36.3	3%

Spot exchange rate - €/£	1.238	1.200		1.196

Note:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Trading conditions remained difficult, as Irish economic indicators continue to be weak. The high cost of funding has an adverse impact on income, while impairment levels are still elevated, asset prices weakening over the period and residential mortgage arrears continue to rise, albeit with less deterioration in credit metrics in Q2 than in Q1 2012. Cost management remained a central priority.

The recent RBS Group technology incident, affecting a number of the Group’s payments systems, has had an extended impact on Ulster Bank customers. During the period of disruption Ulster Bank’s main priority was to help customers experiencing difficulty. Branches remained open for longer and the number of staff in call centres was trebled. Provision for costs arising from this incident are included in central items (see page 60).

Ulster Bank (continued)

Key points (continued)

H1 2012 compared with H1 2011
•	The operating loss of £555 million was marginally higher than H1 2011, with lower income only partly offset by lower expenses and impairment losses.

•
Income decreased by 10% due to a combination of reducing assets and higher funding costs. Net interest margin increased by 3 basis points with the benefit of loan re-pricing initiatives largely offsetting the higher cost of funds.

•	Expenses decreased by 7% reflecting the benefits of cost saving initiatives, particularly relating to discretionary spend.

•	Impairment losses reduced marginally by 2%, however credit conditions in Ireland remain challenging with asset prices deteriorating over the period and residential mortgage arrears rising.

•	Loans and advances to customers declined by 12% reflecting further amortisation and the continuing weak demand for credit.

•
Customer deposit balances declined by 15% due to outflows of wholesale balances over the period with Retail and SME balances remaining stable despite the competitive market, particularly in the Republic of Ireland.

Q2 2012 compared with Q1 2012
•	The operating loss of £245 million decreased by £65 million primarily driven by a reduction in mortgage impairment losses.

•	Net interest income reduced marginally due to the continuing high cost of deposits. Net interest margin decreased by 5 basis points, principally due to higher liquid assets during the period.

•	Non-interest income fell by £3 million in the quarter largely due to lower volumes of derivative product sales during the period following the technology incident.

•	Expenses fell by £2 million over the period as cost management initiatives continued to be implemented.

•	Impairment losses decreased by £71 million reflecting a reduction in mortgage losses due to a reduced level of deterioration in credit metrics during the quarter.

•	Customer deposit balances remained flat despite significant market volatility and the impact of a credit rating downgrade. Loans and advances to customers fell 3% during the quarter.

•	Risk-weighted assets remained flat on a constant currency basis.

Q2 2012 compared with Q2 2011
•	The operating loss increased by £67 million as higher impairment losses and lower income were only partly offset by a reduction in expenses.

•	Income decreased by 12% due to lower earning asset volumes and higher funding costs. Net interest margin remained broadly flat.

•	Expenses decreased by 10% due to active management of the cost base with a focus on reducing discretionary expenditure.

•	Impairment losses increased by £54 million, largely reflecting affordability issues and the continued deterioration in asset quality as property prices declined further over the period.

US Retail & Commercial (£ Sterling)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	988	922	492	496	470

Net fees and commissions	390	419	195	195	217
Other non-interest income	193	135	128	65	62

Non-interest income	583	554	323	260	279

Total income	1,571	1,476	815	756	749

Direct expenses
- staff	(440)	(412)	(217)	(223)	(211)
- other	(260)	(264)	(144)	(116)	(138)
- litigation settlement	(88)	-	-	(88)	-
Indirect expenses	(405)	(387)	(197)	(208)	(192)

	(1,193)	(1,063)	(558)	(635)	(541)

Profit before impairment losses	378	413	257	121	208
Impairment losses	(47)	(176)	(28)	(19)	(65)

Operating profit	331	237	229	102	143

Average exchange rate - US$/£	1.577	1.616	1.582	1.571	1.631

Analysis of income by product
Mortgages and home equity	268	216	134	134	107
Personal lending and cards	201	225	102	99	113
Retail deposits	444	452	224	220	234
Commercial lending	311	286	151	160	148
Commercial deposits	227	201	113	114	102
Other	120	96	91	29	45

Total income	1,571	1,476	815	756	749

Analysis of impairments by sector
Residential mortgages	2	18	(4)	6	12
Home equity	42	51	20	22	12
Corporate and commercial	(22)	42	(6)	(16)	23
Other consumer	20	28	17	3	8
Securities	5	37	1	4	10

Total impairment losses	47	176	28	19	65

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.1%	0.6%	(0.3%)	0.4%	0.8%
Home equity	0.6%	0.7%	0.6%	0.6%	0.3%
Corporate and commercial	(0.2%)	0.4%	(0.1%)	(0.3%)	0.4%
Other consumer	0.5%	0.9%	0.8%	0.2%	0.5%

Total	0.2%	0.6%	0.2%	0.1%	0.5%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	7.3%	5.7%	10.0%	4.5%	6.9%
Return on equity - excluding litigation settlement and net gain on the sale of Visa B shares (1)	8.4%	5.7%	8.3%	8.4%	6.9%
Net interest margin	3.04%	3.06%	3.02%	3.06%	3.12%
Cost:income ratio	76%	72%	69%	84%	72%
Cost:income ratio - excluding litigation settlement and net gain on the sale of Visa B shares	72%	72%	72%	72%	72%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	75.1	73.7	2%	75.8	(1%)
Loans and advances to customers (gross)
- residential mortgages	6.1	6.0	2%	6.1	-
- home equity	14.2	14.2	-	14.9	(5%)
- corporate and commercial	23.6	22.6	4%	22.9	3%
- other consumer	8.3	8.1	2%	7.7	8%

	52.2	50.9	3%	51.6	1%
Customer deposits (excluding repos)	59.2	58.7	1%	60.0	(1%)
Bank deposits (excluding repos)	5.0	4.3	16%	5.2	(4%)
Risk elements in lending
- retail	0.6	0.6	-	0.6	-
- commercial	0.4	0.3	33%	0.4	-

Total risk elements in lending	1.0	0.9	11%	1.0	-
Loan:deposit ratio (excluding repos)	87%	86%	100bp	85%	200bp
Risk-weighted assets	58.5	58.6	-	59.3	(1%)

Spot exchange rate - US$/£	1.569	1.599		1.548

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key point
•	Sterling strengthened relative to the US dollar during the first half of 2012, with the spot exchange rate increasing by 1.4% compared with 31 December 2011.

US Retail & Commercial (US Dollar)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	$m	$m	$m	$m	$m

Income statement
Net interest income	1,557	1,491	778	779	767

Net fees and commissions	616	678	309	307	354
Other non-interest income	304	216	202	102	100

Non-interest income	920	894	511	409	454

Total income	2,477	2,385	1,289	1,188	1,221

Direct expenses
- staff	(694)	(665)	(344)	(350)	(343)
- other	(410)	(427)	(228)	(182)	(224)
- litigation settlement	(138)	-	-	(138)	-
Indirect expenses	(638)	(625)	(311)	(327)	(313)

	(1,880)	(1,717)	(883)	(997)	(880)

Profit before impairment losses	597	668	406	191	341
Impairment losses	(74)	(285)	(43)	(31)	(108)

Operating profit	523	383	363	160	233

Analysis of income by product
Mortgages and home equity	422	350	211	211	175
Personal lending and cards	317	364	161	156	185
Retail deposits	701	730	355	346	381
Commercial lending	490	462	239	251	241
Commercial deposits	358	325	179	179	167
Other	189	154	144	45	72

Total income	2,477	2,385	1,289	1,188	1,221

Analysis of impairments by sector
Residential mortgages	3	28	(6)	9	19
Home equity	65	82	30	35	19
Corporate and commercial	(34)	67	(9)	(25)	37
Other consumer	33	49	27	6	17
Securities	7	59	1	6	16

Total impairment losses	74	285	43	31	108

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.1%	0.6%	(0.3%)	0.4%	0.8%
Home equity	0.6%	0.7%	0.5%	0.6%	0.3%
Corporate and commercial	(0.2%)	0.4%	(0.1%)	(0.3%)	0.4%
Other consumer	0.5%	0.9%	0.8%	0.2%	0.7%

Total	0.2%	0.6%	0.2%	0.1%	0.5%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on equity (1)	7.3%	5.7%	10.0%	4.5%	6.9%
Return on equity - excluding litigation settlement and net gain on the sale of Visa B shares (1)	8.4%	5.7%	8.3%	8.4%	6.9%
Net interest margin	3.04%	3.06%	3.02%	3.06%	3.12%
Cost:income ratio	76%	72%	69%	84%	72%
Cost:income ratio - excluding litigation settlement and net gain on the sale of Visa B shares	72%	72%	72%	72%	72%

	30 June 2012	31 March 2012		31 December 2011
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	117.8	117.9	-	117.3	-
Loans and advances to customers (gross)
- residential mortgages	9.6	9.5	1%	9.4	2%
- home equity	22.3	22.6	(1%)	23.1	(3%)
- corporate and commercial	37.0	36.2	2%	35.3	5%
- other consumer	13.1	13.2	(1%)	12.0	9%

	82.0	81.5	1%	79.8	3%
Customer deposits (excluding repos)	92.9	93.9	(1%)	92.8	-
Bank deposits (excluding repos)	7.8	6.9	13%	8.0	(3%)
Risk elements in lending
- retail	1.0	0.9	11%	1.0	-
- commercial	0.6	0.6	-	0.6	-

Total risk elements in lending	1.6	1.5	7%	1.6	-
Loan:deposit ratio (excluding repos)	87%	86%	100bp	85%	200bp
Risk-weighted assets	91.7	93.7	(2%)	91.8	-

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
US Retail & Commercial performed strongly in H1 2012, with a significant improvement in operating profit, largely reflecting lower impairment losses. The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes. However, the credit environment showed signs of improvement.

US Retail & Commercial has focused on its back-to-basics strategy; concentrating on core banking products and competing on service and product capabilities rather than price. This was supported by the four core Customer Commitments launched across the entire branch footprint last year. The division enhanced its mobile capabilities, launching an Android app along with an improved iPhone user experience, including a new person-to-person (P2P) payment application. Consumers also recognised Citizens Bank as within the top 10 US banks for corporate reputation in the 2012 American Banker survey, an increase of eight places from 2011.

RBS Group – 2012 Interim Results

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
In Q2 2012, Commercial Banking introduced its own four core Client Commitments, which were built around client feedback. Standard & Poor’s recently recognised US Retail & Commercial’s continued focus on strengthening and growing valued Commercial Banking client relationships as delivering results and providing differentiation from competitors based on the quality of ideas and solutions.

The reintegration of both Corporate Risk Solutions and Treasury Solutions into Commercial Banking has significantly strengthened the cross-sell of Treasury Solutions products as well as foreign exchange and derivatives hedging to the Commercial client base. Referrals increased by 25% for derivatives, 6% for foreign exchange services and 36% for cash management compared with the same period last year.

In Q2 2012, Citizens executed a referral partnership with Oppenheimer & Company to address the corporate finance needs of its Commercial Enterprise Banking and Middle Market clients. As a result, Commercial bankers are now able to offer their clients timely and relevant corporate finance solutions, including mergers & acquisitions, joint ventures, divestitures and common equity underwriting.

H1 2012 compared with H1 2011
•
US Retail & Commercial posted an operating profit of £331 million ($523 million), up £94 million ($140 million), or 40%, from H1 2011. Excluding the £88 million ($138 million) litigation settlement in Q1 2012 and the £39 million ($62 million) net gain on the sale of Visa B shares in Q2 2012, operating profit was up £143 million ($216 million), or 60%, largely reflecting lower impairment losses due to an improved credit environment.

•
Net interest income was up £66 million ($66 million), or 7%, driven by commercial loan growth, deposit pricing discipline and lower funding costs, partially offset by consumer loan run-off and lower asset yields.

•
Non-interest income was up £29 million ($26 million), or 5%, reflecting the £47 million ($75 million) gain on Visa B shares and strong mortgage banking fees, significantly offset by lower security gains and a decline in debit card fees as a result of the Durbin Amendment legislation.

•
Citizens completed the sale of Visa B shares in June 2012 resulting in a net gain of £39 million ($62 million) consisting of a £47 million ($75 million) gain on sale and a £8 million ($13 million) litigation reserve associated with two outstanding lawsuits against Visa (and all Visa Class B owners).

•	The Durbin Amendment in the Dodd-Frank Act became effective 1 October 2011 and lowers the allowable interchange on debit transactions by approximately 50% to $0.23 - $0.24 per transaction.

•
Total expenses were up £130 million ($163 million), or 12%, as Q1 2012 included a £88 million ($138 million) litigation settlement in a class action lawsuit relating to how overdraft fees were assessed on customer accounts prior to 2010. Citizens was one of more than 30 banks included in these class action lawsuits.

•
Excluding the litigation settlement and the £8 million ($13 million) litigation reserve related to the sale of Visa B shares, total expenses were up £34 million ($12 million), largely reflecting a change in accrual methodology related to the annual incentive plan during H1 2011. This was partially offset by lower loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

H1 2012 compared with H1 2011 (continued)
•	Impairment losses declined by £129 million ($211 million), reflecting an improved credit environment as well as lower impairments related to securities.

•	Customer deposits were up 4% with strong growth achieved in checking balances. Consumer checking balances grew by 3% while small business checking balances grew by 8% over the year.

Q2 2012 compared with Q1 2012
•
Operating profit of £229 million ($363 million), compared with £102 million ($160 million) in the prior quarter, an increase of £127 million ($203 million). Excluding the Q1 2012 litigation settlement and the Q2 2012 net gain on the sale of Visa B shares, operating profit was broadly in line with Q1 2012.

•
Net interest income was in line with the prior quarter. Asset growth offset a decrease in net interest margin of 4 basis points to 3.02% reflecting lower asset yields, partially offset by lower funding costs.

•
Loans and advances were up £1.3 billion ($0.5 billion), or 3%, due to strong growth in commercial loan volumes partially offset by continued run-off of consumer loan balances reflecting reduced credit demand and the unwillingness to hold long term fixed rate products.

•	Non-interest income was up £63 million ($102 million), or 24%, reflecting a £47 million ($75 million) gain on the sale of Visa B shares and securities gains of £16 million ($26 million).

•
Excluding the £88 million ($138 million) litigation settlement and the £8 million ($13 million) litigation reserve associated with the sale of Visa B shares, total expenses were up £3 million ($11 million), or 1%, largely reflecting a mortgage servicing rights impairment.

•	Impairment losses were up £9 million ($12 million), although the credit environment remains broadly stable.

Q2 2012 compared with Q2 2011
•
Excluding the £39 million ($62 million) net gain on the sale of Visa B shares in Q2 2012, operating profit increased to £190 million ($301 million) from £143 million ($233 million), an increase of £47 million ($68 million), or 33%, substantially driven by lower impairment losses.

•
Total expenses were broadly in line with Q2 2011. Excluding the £8 million ($13 million) litigation reserve related to the sale of Visa B shares, total expenses increased by £9 million. In US dollar terms expenses fell $10 million primarily reflecting lower loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers.

Markets

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	48	56	32	16	3

Net fees and commissions receivable	100	274	23	77	119
Income from trading activities	2,304	2,516	925	1,379	893
Other operating income (net of related funding costs)	348	430	86	262	153

Non-interest income	2,752	3,220	1,034	1,718	1,165

Total income	2,800	3,276	1,066	1,734	1,168

Direct expenses
- staff	(967)	(1,203)	(423)	(544)	(476)
- other	(351)	(354)	(185)	(166)	(188)
Indirect expenses	(386)	(377)	(188)	(198)	(191)

	(1,704)	(1,934)	(796)	(908)	(855)

Profit before impairment losses	1,096	1,342	270	826	313
Impairment (losses)/recoveries	(21)	14	(19)	(2)	14

Operating profit	1,075	1,356	251	824	327

Of which:
Ongoing businesses	1,129	1,364	268	861	325
Run-off businesses	(54)	(8)	(17)	(37)	2

Analysis of income by product
Rates	1,217	1,036	416	801	287
Currencies	421	508	175	246	267
Asset backed products (ABP)	805	984	378	427	367
Credit markets	497	638	184	313	208
Investor products and equity derivatives	214	399	91	123	183

Total income ongoing businesses	3,154	3,565	1,244	1,910	1,312
Inter-divisional revenue share	(360)	(412)	(174)	(186)	(204)
Run-off businesses	6	123	(4)	10	60

Total income	2,800	3,276	1,066	1,734	1,168

Memo - Fixed income and currencies
Rates/currencies/ABP/credit markets	2,940	3,166	1,153	1,787	1,129
Less: primary credit markets	(303)	(417)	(132)	(171)	(188)

Total fixed income and currencies	2,637	2,749	1,021	1,616	941

Markets (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios (ongoing businesses)
Return on equity (1)	14.0%	17.1%	6.8%	21.1%	8.2%
Cost:income ratio	59%	57%	73%	50%	72%
Compensation ratio (2)	33%	35%	38%	29%	39%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances	53.7	50.5	6%	61.2	(12%)
Reverse repos	97.6	90.8	7%	100.4	(3%)
Securities	101.7	106.6	(5%)	108.1	(6%)
Cash and eligible bills	26.8	24.2	11%	28.1	(5%)
Other	22.2	27.7	(20%)	14.8	50%

Total third party assets (excluding derivatives mark-to-market)	302.0	299.8	1%	312.6	(3%)
Customer deposits (excluding repos)	34.3	34.6	(1%)	36.8	(7%)
Bank deposits (excluding repos)	50.7	46.2	10%	48.2	5%
Net derivative assets (after netting)	27.5	29.3	(6%)	37.0	(26%)
Risk-weighted assets	107.9	115.6	(7%)	120.3	(10%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Run-off businesses (1)	£m	£m	£m	£m	£m

Total income	6	123	(4)	10	60
Direct expenses	(60)	(131)	(13)	(47)	(58)

Operating loss	(54)	(8)	(17)	(37)	2

	30 June 2012	31 March 2012	31 December 2011
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.4	0.8	1.3

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Markets (continued)

Key points
In both H1 2011 and H1 2012, Markets benefited from an initial surge in investor confidence, with H1 2012 helped by the increased liquidity provided in Q1 2012 by the ECB’s Long Term Refinancing Operation (LTRO). In both periods, however, confidence fell away quickly, with the decline in H1 2012 being precipitated by heightened instability in peripheral European financial markets.

Trading conditions during Q2 2012 have been challenging, driven by renewed uncertainty in the Eurozone and slowing Chinese growth. Investor confidence and appetite for risk have declined, causing client volumes to weaken. This mirrors the conditions seen at the end of 2011 but contrasts with Q1 2012.

The difficult environment reinforces Markets’ decision to restructure, announced in January of this year. The sale of the cash equities business in the Asia Pacific region has been announced and the remainder of cash equities is being efficiently wound down. Within the ongoing businesses the new structure has been largely cascaded through the front office - the division’s focus remains the provision of a seamless service to clients within the context of the strategy to reduce the balance sheet.

H1 2012 compared with H1 2011
•	Operating profit of the ongoing businesses fell 17% as revenue generation weakened across a range of products.

	○	Currencies suffered from historically low levels of client activity.
○
Asset backed products were less affected by the loss of confidence in markets, though the Q1 2012 recovery in demand was weaker than in Q1 2011, leading to an overall decrease in revenue in H1 2012 compared with H1 2011.

	○	Credit and loan markets suffered from low origination activity as both issuers and investors lacked confidence and opportunity in difficult markets.
	○	Investor products and equity derivatives fell 46%, as issuer and redemption volumes remained weak.
•
Revenue in rates was 17% higher. However, the increase was partially driven by an improvement in counterparty exposure management, a c.£90 million gain in H1 2012 compared with a c.£40 million loss in H1 2011, despite high volatility in counterparty spreads and real rates.

•
The overall decline in expenses was driven by a focus on cost discipline (including a reduction in headcount within the ongoing businesses), the wind-down of the run-off businesses and a lower level of variable compensation. The compensation ratio in the ongoing businesses declined to 33%, compared with 35% in H1 2011.

Q2 2012 compared with Q1 2012
•	Markets’ profitability was constrained by the difficult trading conditions during Q2 2012, despite a decrease in costs.

•	Rates fell from a strong Q1 2012 as a heightened level of risk aversion limited trading opportunities. In the swaps market, underlying rates flattened and asset spreads widened.

•
In currencies, client volume remained subdued. Earnings were affected by the uncertainty in the Eurozone and slowing Chinese growth, with the generally risk-averse market sentiment negatively affecting emerging markets in particular, as investors sought safe havens.

Markets (continued)

Key points

Q2 2012 compared with Q1 2012 (continued)
•
Asset backed products continued to perform strongly, benefiting from both strong client volumes and a robust trading performance, although markets were less buoyant than during Q1 2012. Asset prices remained firm, despite an increase in supply through a series of auctions by the New York Federal Reserve.

•
The credit market recovery in Q1 2012 was short lived. Conditions began to deteriorate in March and this continued into Q2 2012, exacerbating the traditionally slow April and limiting recovery thereafter. Although the UK corporate debt capital market business maintained its market-leading position, opportunities for origination activity were limited. Flow credit trading remained robust, although weaker than a strong Q1 2012.

•
Demand for investor products and equity derivatives remained weak. Client volumes remained well below 2011 levels amid unsettled equity markets, with UK volumes also affected by the impact of the Retail Distribution Review.

•
Total expenses fell by 12%. Cost discipline remained a central focus for the division, with further reductions compared with Q1 2012 reflecting the wind-down of run-off businesses and a reduction in variable compensation, reflecting lower revenue. Other costs increased as a result of additional legal expenses in the quarter.

•	Impairments in both Q1 2012 and Q2 2012 reflected a small number of individual provisions.

•	Third party assets were flat and remain on track to meet previously disclosed targets.

•	Risk-weighted assets fell, reflecting a continued focus on mitigation actions.

•	Return on equity for the ongoing businesses was 6.8% compared with 21.1% in Q1 2012.

Q2 2012 compared with Q2 2011
•	Operating profit of the ongoing businesses fell 18%, driven by lower revenue, partly offset by lower costs.

○
The increase in rates revenue reflected a positive contribution from counterparty exposure management, with a c.£70 million gain in Q2 2012 compared with a c.£30 million loss in Q2 2011, despite volatility in counterparty spreads and interest rates in the period.

	○	Flow currencies revenues held up well despite lower client volumes, but the currency options business had poor trading results.
	○	Investor products and equity derivatives fell sharply compared with the same period last year. Client activity declined significantly year on year.

•
Cost reduction measures introduced during 2011 have driven down discretionary expenditure. Staff costs have been reduced through headcount reductions in the ongoing businesses and the wind-down of the run-off businesses. Other costs in Q2 2012 were higher due to additional legal expenses.

•	A regulatory-led increase in risk-weighted assets in 2012 has been managed down through a range of mitigating actions, leading to a 10% reduction compared with 31 December 2011.

Direct Line Group

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Earned premiums	2,032	2,121	1,012	1,020	1,056
Reinsurers' share	(165)	(114)	(83)	(82)	(60)

Net premium income	1,867	2,007	929	938	996
Fees and commissions	(222)	(156)	(113)	(109)	(81)
Instalment income	62	70	31	31	35
Investment income	163	133	73	90	69
Other income	30	62	14	16	27

Total income	1,900	2,116	934	966	1,046
Net claims	(1,225)	(1,488)	(576)	(649)	(704)

Direct expenses
- staff expenses	(160)	(146)	(81)	(79)	(70)
- other expenses	(172)	(166)	(81)	(91)	(79)

Total direct expenses	(332)	(312)	(162)	(170)	(149)
Indirect expenses	(124)	(110)	(61)	(63)	(54)

	(456)	(422)	(223)	(233)	(203)

Net claims	(1,225)	(1,488)	(576)	(649)	(704)

Operating profit	219	206	135	84	139

Analysis of income by product
Personal lines motor excluding broker
- own brands	891	939	440	451	471
- partnerships	70	143	34	36	63
Personal lines home excluding broker
- own brands	244	243	123	121	123
- partnerships	190	198	98	92	95
Personal lines rescue and other excluding broker
- own brands	91	94	45	46	47
- partnerships	92	99	48	44	51
Commercial	175	173	84	91	86
International	175	168	88	87	87
Other (1)	(28)	59	(26)	(2)	23

Total income	1,900	2,116	934	966	1,046

For the notes to this table refer to page 55.

Direct Line Group (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,816	3,931	3,816	3,827	3,931
- partnerships	319	474	319	322	474
Personal lines home excluding broker
- own brands	1,795	1,844	1,795	1,812	1,844
- partnerships	2,509	2,524	2,509	2,520	2,524
Personal lines rescue and other excluding broker
- own brands	1,798	1,932	1,798	1,803	1,932
- partnerships	7,895	7,577	7,895	7,493	7,577
Commercial	496	393	496	417	393
International	1,441	1,302	1,441	1,412	1,302
Other (1)	54	211	54	123	211

Total in-force policies (2)	20,123	20,188	20,123	19,729	20,188

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	776	798	378	398	408
- partnerships	69	73	32	37	36
Personal lines home excluding broker
- own brands	222	229	112	110	117
- partnerships	263	273	127	136	135
Personal lines rescue and other excluding broker
- own brands	88	86	45	43	44
- partnerships	86	82	45	41	42
Commercial	230	232	123	107	120
International	306	303	133	173	134
Other (1)	2	(5)	1	1	(2)

Total gross written premium	2,042	2,071	996	1,046	1,034

For the notes to this table refer to page 55.

Direct Line Group (continued)

Key metrics (continued)
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Return on tangible equity (3)	10.1%	9.5%	13.4%	7.4%	12.9%
Loss ratio (4)	66%	74%	62%	69%	71%
Commission ratio (5)	12%	8%	12%	12%	8%
Expense ratio (6)	24%	21%	24%	25%	20%
Combined operating ratio (7)	102%	103%	98%	106%	99%

Balance sheet
Total insurance reserves - (£m) (8)			8,184	8,132	7,557

Notes:
(1)	‘Other’ predominantly consists of the personal lines broker business and from Q1 2012 business previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity adjusted for dividend payments.
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve. Q1 2012 includes business previously reported in Non-Core.

Key points
Direct Line Group continues to make good progress with improved loss ratios and stabilisation of in-force policies demonstrating that the transformation plan is effective.

Operating profit for H1 2012 of £219 million was 6% higher than H1 2011. Operating profit of £135 million for Q2 2012 was 61% higher than Q1 2012 but in line with Q2 2011. Q2 2012 included Home weather claims of approximately £40 million worse than expected for a summer quarter following the wettest April to June period since UK meteorological records began. This was more than offset by significant releases from reserves held against prior year claims across the portfolio. Reserve releases were in part attributable to benefits arising from Direct Line Group’s claims transformation programme reflecting significant investment since 2010.

In 2012, Direct Line Group has made significant progress in developing its distribution capabilities. It has renewed or expanded partnership agreements that represent a substantial portion of its portfolio, especially in its home segment. The agreement with Sainsbury’s to provide motor insurance to its customers is now in its second year and was recently extended to provide home insurance. Furthermore, Direct Line Group is in the process of agreeing terms with the UK Retail division for an arm’s length, five year distribution agreement for the continued provision of general insurance products after the divestment.

Following launch on comparethemarket.com, Churchill and Privilege motor insurance products are now available on all four major price comparison websites in the UK. This move reinforces Direct Line Group’s multi-channel distribution strategy.

Direct Line Group (continued)

Key points (continued)
Execution of Direct Line Group’s clear strategic plan continues with further developments in its pricing capability, embedding peril level technical pricing models for Home and developing price optimisation for Motor. Within claims management, and following rigorous pilot testing, a number of claims initiatives were implemented and the benefits are beginning to emerge. Claims inflation in small bodily injury claims has reduced and together with lower litigation rates has contributed to higher reserve releases from estimates for prior year claims.

In-force policies of 20.1 million were up 2% in the quarter and 4% since the start of the year. The main growth was in Rescue and other personal lines due to an increase in travel policies from packaged bank accounts. Within Motor, in-force policies were stable marking a stabilisation in the portfolio following a period of de-risking and business exits during the period 2009 to 2011. The Motor market remained competitive with prices broadly stable in H1 2012.

Commercial income was slightly higher than the equivalent period for 2011. In-force policies continued to increase due to growth in Direct Line for Business.

International consolidated its position during the first half of 2012, although reported gross written premium was adversely affected by foreign exchange rates. This followed a period of strong growth in 2010 and 2011. Operating profit in the quarter improved, partially as a result of releases in prior year claims reserves. International continues to benefit from its multi-channel distribution model including partnerships.

In line with its strategic business transformation plan, Direct Line Group has identified further initiatives to realise £100 million of gross annual cost and claims savings by the end of 2014(1), with one-off restructuring costs, for all cost saving initiatives, expected to be c.£100 million. The initiatives include reducing administration costs in central functions and improving marketing efficiency.

Direct Line Group supports the current regulatory reviews and initiatives announced by the UK Government, the Ministry of Justice, the Office of Fair Trading and others in relation to the motor insurance industry. It is actively engaged with the major stakeholders, and supports the introduction of a coherent set of reforms.

Direct Line Group also made further progress in optimising its capital structure during the first six months of 2012. On 27 April 2012, £500 million of Tier 2 subordinated debt was raised following publication of inaugural credit ratings from both Standard and Poor’s and Moody’s Investor Services. In addition, a £500 million dividend was paid to RBS Group on 6 June 2012, a total of £800 million for H1 2012. At 30 June 2012, shareholders’ equity was £2.9 billion, with tangible shareholders’ equity of £2.6 billion.

Direct Line Group continues to be well capitalised, with an estimated Insurance Group’s Directive (IGD) coverage ratio of 299%.

Investment markets remained challenging with continued low yields. Direct Line Group continues to manage its investment portfolios carefully, with portfolios composed primarily of cash, investment grade corporate bonds and gilts. At 30 June 2012, exposure to peripheral Eurozone debt was £51 million, less than 1% of the portfolio, comprising non-sovereign debt issued in Ireland, Italy and Spain. During the quarter Direct Line Group invested c.£400 million in US dollar corporate credit, hedged back to Sterling, through leading global third party asset managers.

(1)	Cost savings expected to be recognised in operating expenses and claims handling expenses.

Direct Line Group (continued)

Key points (continued)

Separation update
From 1 July 2012, Direct Line Group is operating on a substantially standalone basis with independent corporate functions and governance following successful execution of a comprehensive programme of initiatives. During H1 2012, these included: launching a new corporate identity, confirming further senior management appointments, appointing a chairman, agreeing and issuing new terms and conditions for staff, implementing independent HR systems and making progress on an arm’s length transitional services agreement with RBS Group for residual services.

Overall, Direct Line Group continues to deliver on the transformation required to fulfil its aim to be Britain’s best retail general insurer.

H1 2012 compared with H1 2011
•
Operating profit of £219 million was £13 million, 6% higher than H1 2011 despite the impact of Home weather claims of c.£50 million more than expected, versus benign conditions in H1 2011. The result reflected stable underlying business performance in a competitive market.

•	Gross written premium of £2,042 million was broadly flat compared with H1 2011 in a competitive market.

•
Total income decreased by £216 million, predominantly driven by lower earned premiums following planned volume reduction on Motor and the exit of the personal lines Broker business. H1 2012 included commissions payable relating to business previously reported within Non-Core. Other income decreased by £32 million due to the loss of Tesco Personal Finance tariff income and reduced supply chain income, linked to lower claims volumes.

•
Net claims of £1,225 million were £263 million, 18%, lower than the same period last year driven by a combination of reduced exposure, exit of the personal line Broker business, tight underwriting discipline and prior year reserve releases partly attributable to the claims transformation programme. This was partly offset by adverse weather experienced in H1 2012.

•
Direct expenses increased by £20 million, mainly driven by the phasing of marketing expenditure in Q1 2012, and increased head office expenses as Direct Line Group prepares for separation from RBS Group.

•
Investment income was up £30 million, 23%, due to the inclusion of income from investments from business previously reported in Non-Core, together with investment gains arising from portfolio management initiatives, partially offset by lower yields and interest on the recent Tier 2 debt issued.

•
Total in-force policies remained relatively stable despite a competitive market. The decline in Motor was mainly due to termination of previous partnership arrangements and the exit of unprofitable business, partially offset by the commencement of the Sainsbury’s partnership. The decline was largely offset by growth in International and Personal Lines Rescue and other.

Direct Line Group (continued)

Key points (continued)

Q2 2012 compared with Q1 2012
•
Operating profit of £135 million was £51 million, 61% higher, reflecting lower expenses, and the benefit of releases of reserves from prior years across most products. This was partially offset by lower investment income.

•	Gross written premium of £996 million was £50 million, 5% lower primarily due to seasonality on the International book where a significant proportion of the business is written on 1 January each year.

•	Total income of £934 million was £32 million, 3%, lower, primarily driven by reduced earned premium on International and higher commissions payable on business previously reported within Non-Core.

•	Net claims fell by £73 million, 11%, to £576 million, largely reflecting reserve releases from prior years.

•	Total direct expenses of £162 million were £8 million, 5%, lower, predominantly due to higher marketing expenditure in Q1 2012.

•	Investment income of £73 million declined by £17 million, 19%, mainly as a result of lower yields combined with interest on the Tier 2 debt issued in April 2012.

Q2 2012 compared with Q2 2011
•	Operating profit of £135 million was £4 million, 3%, lower compared with Q2 2011 as Q2 2012 included claims for adverse weather of £40 million more than expected.

•	Gross written premium declined by £38 million, 4%, due to the impact of de-risking in Motor during 2011 and competitive market conditions.

•
Total income decreased by £112 million, 11%, to £934 million, as a result of lower earned premiums following a managed reduction in volumes on Motor and run-off of personal lines Broker, together with higher commissions payable relating to business previously reported within Non-Core.

•
Net claims fell £128 million, 18%, as a result of reduced exposure, particularly on Motor, together with prior year reserve releases. Home was affected by adverse weather experienced in the quarter compared with benign conditions experienced during Q2 2011.

•	Total direct expenses increased by £13 million, 9%, as a result of increased head office expenses in preparation for separation from RBS Group.

•
Investment income increased by £4 million, 6%, as a result of investment gains arising from portfolio management initiatives, including those relating to the business previously reported in Non-Core. These gains were largely offset by lower investment yields in 2012 and interest associated with the Tier 2 debt issued in April 2012.

Central items

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Central items not allocated	(176)	24	(32)	(144)	56

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

H1 2012 compared with H1 2011
•	Central items not allocated represented a debit of £176 million, a deterioration of £200 million compared with H1 2011.

•
The movement was driven in part by a £125 million provision, taken in Q2 2012, for costs relating to the technology incident that affected the Group’s systems in June 2012. The provision is principally to cover customer redress. A break down of the provision by division is provided on the next page.

•
A provision of £50 million has also been recognised for redress in respect of interest rate hedging products. This follows the agreement reached with the FSA in June 2012 by a number of banks, including the Group, to carry out a review of sales of interest rate hedging products since 1 December 2001 to small and medium sized customers.

Q2 2012 compared with Q1 2012
•	Central items not allocated represented a debit of £32 million, an improvement of £112 million compared with Q1 2012.

•
The movement was due to increased available-for-sale bond disposals and unallocated volatility costs in Group Treasury, partially offset by the £125 million provision for the costs of redress following the technology incident.

Q2 2012 compared with Q2 2011
•	Central items not allocated represented a debit of £32 million, a deterioration of £88 million compared with Q2 2011.

•
The movement was driven primarily by the £125 million provision for the technology incident in Q2 2012, and the provision for redress partially offset by unallocated volatility costs in Group Treasury.

Central items (continued)

Technology incident - costs of redress
The following table provides an analysis by division of the estimated costs of redress following the technology incident in June 2012. These costs are included in Central items above and include waiver of interest and other charges together with other compensation payments all of which are reported in expenses. Additional costs may arise once all redress and business disruption items are clear and a further update will be given in Q3.

Total
£m

UK Retail	35
UK Corporate	36
International Banking	21
Ulster Bank	28
Group Centre	5

125

Non-Core

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	23	315	10	13	169
Funding costs of rental assets	89	105	38	51	52

Net interest income	112	420	48	64	221

Net fees and commissions	60	93	29	31	46
(Loss)/income from trading activities	(403)	(64)	(133)	(270)	232
Insurance net premium income	-	233	-	-	95
Other operating income
- rental income	392	500	173	219	257
- other (1)	109	219	(116)	225	115

Non-interest income/(loss)	158	981	(47)	205	745

Total income	270	1,401	1	269	966

Direct expenses
- staff	(151)	(200)	(80)	(71)	(109)
- operating lease depreciation	(152)	(174)	(69)	(83)	(87)
- other	(87)	(137)	(46)	(41)	(68)
Indirect expenses	(135)	(147)	(67)	(68)	(71)

	(525)	(658)	(262)	(263)	(335)

(Loss)/profit before insurance net claims and impairment losses	(255)	743	(261)	6	631
Insurance net claims	-	(218)	-	-	(90)
Impairment losses	(1,096)	(2,486)	(607)	(489)	(1,411)

Operating loss	(1,351)	(1,961)	(868)	(483)	(870)

Note:
(1)	Includes gains/(losses) on disposals (H1 2012 - £143 million gain; H1 2011 - £54 million loss; Q2 2012 - £39 million loss; Q1 2012 - £182 million gain; Q2 2011 - £20 million loss).

Non-Core (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	60	1,374	(117)	177	818
International businesses	161	218	76	85	137
Markets	49	(191)	42	7	11

Total income	270	1,401	1	269	966

(Loss)/income from trading activities
Monoline exposures	(191)	(197)	(63)	(128)	(67)
Credit derivative product companies	(7)	(61)	31	(38)	(21)
Asset-backed products (1)	68	102	37	31	36
Other credit exotics	(49)	(160)	(69)	20	8
Equities	2	(1)	3	(1)	(2)
Banking book hedges	(22)	(38)	(22)	-	(9)
Other	(204)	291	(50)	(154)	287

	(403)	(64)	(133)	(270)	232

Impairment losses
Banking and portfolios	1,190	2,463	706	484	1,405
International businesses	25	35	14	11	15
Markets	(119)	(12)	(113)	(6)	(9)

Total impairment losses	1,096	2,486	607	489	1,411

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (2)
Banking and portfolios	3.6%	5.3%	4.2%	2.8%	6.1%
International businesses	3.0%	2.3%	3.4%	2.1%	1.9%
Markets	(2.6%)	(0.7%)	(4.4%)	(0.8%)	(1.2%)

Total	3.6%	5.2%	4.2%	2.7%	6.0%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Performance ratios
Net interest margin	0.28%	0.77%	0.24%	0.31%	0.83%
Cost:income ratio	194%	47%	nm	98%	35%
Adjusted cost:income ratio	194%	56%	nm	98%	38%

	30 June 2012	31 March 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives) (1)	72.1	83.3	(13%)	93.7	(23%)
Total third party assets (including derivatives)	80.6	91.8	(12%)	104.7	(23%)
Loans and advances to customers (gross) (2)	67.7	72.7	(7%)	79.4	(15%)
Customer deposits (2)	2.9	3.1	(6%)	3.5	(17%)
Risk elements in lending (2)	23.1	23.5	(2%)	24.0	(4%)
Risk-weighted assets (1)	82.7	89.9	(8%)	93.3	(11%)

nm = not meaningful

Notes:
(1)
Includes RBS Sempra Commodities JV (30 June 2012 third party assets, excluding derivatives (TPAs) nil, RWAs £1.0 billion, 31 March 2012 TPAs nil, RWAs £1.0 billion, 31 December 2011 TPAs £0.1 billion, RWAs £2.4 billion).

(2)	Excludes disposal groups.

	30 June 2012	31 March 2012	31 December 2011
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	66.3	70.8	77.3
International businesses	1.4	1.9	2.0
Markets	-	-	0.1

	67.7	72.7	79.4

Risk-weighted assets
Banking and portfolios	64.4	66.1	64.8
International businesses	2.9	3.8	4.1
Markets	15.4	20.0	24.4

	82.7	89.9	93.3

Third party assets (excluding derivatives)
Banking and portfolios	63.5	73.2	81.3
International businesses	2.2	2.7	2.9
Markets	6.4	7.4	9.5

	72.1	83.3	93.7

Non-Core (continued)

Third party assets (excluding derivatives)

	31 March 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2012
Quarter ended 30 June 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	29.1	(1.2)	(0.2)	-	(0.4)	(0.4)	26.9
Corporate	40.1	(1.7)	(5.9)	0.5	(0.2)	-	32.8
SME	1.9	(0.3)	(0.1)	0.1	-	-	1.6
Retail	4.2	(0.3)	-	0.1	(0.1)	0.1	4.0
Other	0.6	(0.2)	-	-	-	-	0.4
Markets	7.4	(0.7)	(0.5)	-	0.1	0.1	6.4

Total (excluding derivatives)	83.3	(4.4)	(6.7)	0.7	(0.6)	(0.2)	72.1

	31 December 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2012
Quarter ended 31 March 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	31.5	(1.5)	(0.4)	0.1	(0.4)	(0.2)	29.1
Corporate	42.2	(0.8)	(1.1)	0.4	(0.1)	(0.5)	40.1
SME	2.1	(0.3)	-	0.1	-	-	1.9
Retail	6.1	(0.2)	(1.6)	-	-	(0.1)	4.2
Other	1.9	(1.2)	-	-	-	(0.1)	0.6
Markets	9.8	(0.2)	(2.1)	0.1	-	(0.2)	7.4

Total (excluding derivatives)	93.6	(4.2)	(5.2)	0.7	(0.5)	(1.1)	83.3
Markets - RBS Sempra Commodities JV	0.1	(0.1)	-	-	-	-	-

Total (1)	93.7	(4.3)	(5.2)	0.7	(0.5)	(1.1)	83.3

	31 March 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2011
Quarter ended 30 June 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	38.7	(1.1)	(0.3)	0.2	(1.3)	0.4	36.6
Corporate	56.0	(2.6)	(4.0)	0.6	-	0.4	50.4
SME	3.1	(0.4)	-	-	-	-	2.7
Retail	8.3	(0.2)	-	-	(0.1)	-	8.0
Other	2.5	(0.2)	-	-	-	-	2.3
Markets	12.3	(0.7)	(0.4)	0.3	-	-	11.5

Total (excluding derivatives)	120.9	(5.2)	(4.7)	1.1	(1.4)	0.8	111.5
Markets - RBS Sempra Commodities JV	3.9	(0.5)	(2.2)	-	-	(0.1)	1.1

Total (1)	124.8	(5.7)	(6.9)	1.1	(1.4)	0.7	112.6

Note:
(1)	No disposals have been signed as at 30 June 2012 (31 March 2012 - £5 billion; 30 June 2011 - £2 billion).

Non-Core (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	-	4	-	-	1
Personal	3	-	1	2	3

Total UK Retail	3	4	1	2	4

UK Corporate
Manufacturing and infrastructure	14	47	7	7	47
Property and construction	78	49	23	55	36
Transport	14	46	16	(2)	26
Financial institutions	(2)	4	(3)	1	1
Lombard	22	43	12	10	25
Other	17	57	11	6	46

Total UK Corporate	143	246	66	77	181

Ulster Bank
Commercial real estate
- investment	136	384	52	84	161
- development	262	1,313	120	142	810
Other corporate	51	113	17	34	6
Other EMEA	6	11	2	4	5

Total Ulster Bank	455	1,821	191	264	982

US Retail & Commercial
Auto and consumer	20	37	11	9	12
Cards	4	(10)	(1)	5	(3)
SBO/home equity	62	111	44	18	58
Residential mortgages	7	10	4	3	6
Commercial real estate	(1)	30	2	(3)	11
Commercial and other	(7)	(9)	(3)	(4)	(6)

Total US Retail & Commercial	85	169	57	28	78

International Banking
Manufacturing and infrastructure	5	(8)	(1)	6	(6)
Property and construction	322	322	236	86	217
Transport	147	(7)	134	13	(1)
Telecoms, media and technology	27	23	11	16	34
Banks and financial institutions	(114)	(38)	(102)	(12)	(39)
Other	23	(47)	14	9	(39)

Total International Banking	410	245	292	118	166

Other
Wealth	-	-	1	(1)	(1)
Central items	-	1	(1)	1	1

Total Other	-	1	-	-	-

Total impairment losses	1,096	2,486	607	489	1,411

Non-Core (continued)

	30 June 2012	31 March 2012	31 December 2011
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	-	-	1.4
Personal	0.1	0.1	0.1

Total UK Retail	0.1	0.1	1.5

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.1
Property and construction	4.3	4.8	5.9
Transport	4.1	4.3	4.5
Financial institutions	0.6	0.6	0.6
Lombard	0.7	0.9	1.0
Other	6.9	7.0	7.5

Total UK Corporate	16.7	17.7	19.6

Ulster Bank
Commercial real estate
- investment	3.7	3.7	3.9
- development	7.7	8.0	8.5
Other corporate	1.6	1.7	1.6
Other EMEA	0.4	0.4	0.4

Total Ulster Bank	13.4	13.8	14.4

US Retail & Commercial
Auto and consumer	0.6	0.8	0.8
Cards	0.1	0.1	0.1
SBO/home equity	2.3	2.4	2.5
Residential mortgages	0.5	0.5	0.6
Commercial real estate	0.7	0.9	1.0
Commercial and other	0.2	-	0.4

Total US Retail & Commercial	4.4	4.7	5.4

International Banking
Manufacturing and infrastructure	5.4	5.8	6.6
Property and construction	14.3	15.4	15.3
Transport	2.0	2.4	3.2
Telecoms, media and technology	0.7	0.7	0.7
Banks and financial institutions	5.3	5.7	5.6
Other	5.4	6.4	7.0

Total International Banking	33.1	36.4	38.4

Other
Wealth	0.2	0.2	0.2
Central items	(0.2)	(0.3)	(0.2)

Total Other	-	(0.1)	-

Gross loans and advances to customers (excluding reverse repurchase agreements)	67.7	72.6	79.3

Non-Core (continued)

Key points
Non-Core continues to make significant progress towards exiting approximately 85% of the portfolio by the end of 2013. In Q2 2012 third party assets fell to £72 billion, a reduction of £11 billion during the quarter and an overall reduction to date of 72%. The successful completion of the disposal of the RBS Aviation Capital business contributed c£5 billion of the Q2 2012 reduction and c£2 billion of the risk-weighted asset reduction.

Risk-weighted assets were reduced by £7 billion during Q2 2012 as the division continued to focus on run-off, disposals and reducing exposure to capital intensive positions.

H1 2012 compared with H1 2011
•	Third party assets of £72 billion were £41 billion lower than H1 2011 reflecting disposals of £22 billion and run-off of £17 billion.

•
Risk-weighted assets decreased by £42 billion principally reflecting the restructuring on monoline exposures in 2011, totalling £17 billion, and associated market risk reductions of £7 billion. Sales and run-off reduced risk-weighted assets by a further £16 billion.

•	Non-Core operating loss decreased from £1,961 million in H1 2011 to £1,351 million in H1 2012. Lower impairments and costs were partially offset by a fall in income.

•
Impairments in H1 2012 of £1,096 million were £1,390 million favourable to H1 2011, reflecting substantial provisioning in respect of development land values in the Ulster Bank portfolio during the first half of 2011.

•	Costs fell by £133 million as the division continued to contract and headcount reduced. At the end of H1 2012, headcount totalled approximately 3,800, a decrease of 40% since June 2011.

•
Income declined by £1,131 million with continued run-down of the balance sheet reducing income streams by £654 million. H1 2011 included gains on a number of securities arising from restructured assets totalling approximately £500 million, not repeated in H1 2012.

Q2 2012 compared with Q1 2012
•	An operating loss of £868 million in Q2 2012 was £385 million higher than the previous quarter.

•
Trading losses in Q2 2012 were £137 million favourable to Q1 2012 as significant losses on disposal of trading positions in the first quarter were not repeated. This was partially offset by higher dealing losses as market conditions deteriorated.

•
Other income decreased by £341 million in Q2 2012 due to negative equity valuation movements of £147 million as well as losses on disposal of £39 million compared with gains of £182 million in Q1 2012.

•	Impairment losses increased by £118 million during Q2 2012 largely reflecting one significant provision within the Project Finance portfolio.

Non-Core (continued)

Key points (continued)

Q2 2012 compared with Q1 2012 (continued)
•	Third party assets fell by £11 billion to £72 billion in Q2 2012 reflecting disposals of £7 billion and run-off of £4 billion.

•
Risk-weighted assets decreased by £7 billion resulting from sales and run-off of £6 billion, market risk movements of £2 billion and the £2 billion impact of derivative restructuring. These reductions were partially offset by adverse foreign exchange and mark-to-market movements of £2 billion and credit model changes.

Q2 2012 compared with Q2 2011
•
The Q2 2012 operating loss of £868 million was broadly flat. Impairment losses fell significantly compared with Q2 2011, driven by a £789 million decrease in charges in relation to the Ulster Bank portfolio. Costs were £73 million lower as the division continued to run down and headcount reduces.

•
Income declined by £965 million as continuing run-off and disposal activity reduced revenue streams by £355 million. Trading revenues and other income in Q2 2011 included gains on a number of securities arising from restructured assets, totalling approximately £500 million.

Condensed consolidated income statement
for the period ended 30 June 2012

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Interest receivable	9,791	10,805	4,774	5,017	5,404
Interest payable	(3,821)	(4,277)	(1,803)	(2,018)	(2,177)

Net interest income	5,970	6,528	2,971	2,999	3,227

Fees and commissions receivable	2,937	3,342	1,450	1,487	1,700
Fees and commissions payable	(604)	(583)	(314)	(290)	(323)
Income from trading activities	869	1,982	657	212	1,147
Gain on redemption of own debt	577	255	-	577	255
Other operating income (excluding insurance net premium income)	(353)	1,533	394	(747)	1,142
Insurance net premium income	1,867	2,239	929	938	1,090

Non-interest income	5,293	8,768	3,116	2,177	5,011

Total income	11,263	15,296	6,087	5,176	8,238

Staff costs	(4,713)	(4,609)	(2,143)	(2,570)	(2,210)
Premises and equipment	(1,107)	(1,173)	(544)	(563)	(602)
Other administrative expenses	(2,172)	(2,673)	(1,156)	(1,016)	(1,752)
Depreciation and amortisation	(902)	(877)	(434)	(468)	(453)

Operating expenses	(8,894)	(9,332)	(4,277)	(4,617)	(5,017)

Profit before insurance net claims and impairment losses	2,369	5,964	1,810	559	3,221
Insurance net claims	(1,225)	(1,705)	(576)	(649)	(793)
Impairment losses	(2,649)	(5,053)	(1,335)	(1,314)	(3,106)

Operating loss before tax	(1,505)	(794)	(101)	(1,404)	(678)
Tax charge	(429)	(645)	(290)	(139)	(222)

Loss from continuing operations	(1,934)	(1,439)	(391)	(1,543)	(900)
Profit/(loss) from discontinued operations, net of tax	1	31	(4)	5	21

Loss for the period	(1,933)	(1,408)	(395)	(1,538)	(879)
Non-controlling interests	19	(17)	5	14	(18)
Preference share and other dividends	(76)	-	(76)	-	-

Loss attributable to ordinary and B shareholders	(1,990)	(1,425)	(466)	(1,524)	(897)

Basic and diluted loss per ordinary and B share from continuing operations (1)	(18.2p)	(13.2p)	(4.2p)	(14.0p)	(8.3p)

Basic and diluted loss per ordinary and B share from discontinued operations (1)	-	-	-	-	-

Note:
(1)	Prior periods have been adjusted for the sub-division and one-for-ten ordinary share consolidation of ordinary shares.

Condensed consolidated statement of comprehensive income
for the period ended 30 June 2012

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Loss for the period	(1,933)	(1,408)	(395)	(1,538)	(879)

Other comprehensive income
Available-for-sale financial assets	591	1,369	66	525	1,406
Cash flow hedges	695	361	662	33	588
Currency translation	(496)	(301)	58	(554)	59

Other comprehensive income before tax	790	1,429	786	4	2,053
Tax charge	(256)	(492)	(237)	(19)	(524)

Other comprehensive income/(loss) after tax	534	937	549	(15)	1,529

Total comprehensive (loss)/income for the period	(1,399)	(471)	154	(1,553)	650

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	(13)	(6)	(10)	(3)	3
Ordinary and B shareholders	(1,386)	(465)	164	(1,550)	647

	(1,399)	(471)	154	(1,553)	650

Key points
•	The movement in available-for-sale financial assets reflects net unrealised gains on high quality sovereign bonds.

•	Cash flow hedging gains largely result from reductions in swap rates with significant movements during the second quarter of 2012.

•
Currency translation losses during the half year largely result from the strengthening of Sterling against both the Euro, by 3.5%, and the US Dollar, by 1.4%. Movements in Q2 2012 reflect the weakening of Sterling against the US Dollar by 1.9%, partially offset by a 3.2% strengthening of Sterling against the Euro.

Condensed consolidated balance sheet
at 30 June 2012

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Assets
Cash and balances at central banks	78,647	82,363	79,269
Net loans and advances to banks	39,436	36,064	43,870
Reverse repurchase agreements and stock borrowing	37,705	34,626	39,440
Loans and advances to banks	77,141	70,690	83,310
Net loans and advances to customers	434,965	440,406	454,112
Reverse repurchase agreements and stock borrowing	60,196	56,503	61,494
Loans and advances to customers	495,161	496,909	515,606
Debt securities	187,626	195,931	209,080
Equity shares	13,091	17,603	15,183
Settlement balances	15,312	20,970	7,771
Derivatives	486,432	453,354	529,618
Intangible assets	14,888	14,771	14,858
Property, plant and equipment	11,337	11,442	11,868
Deferred tax	3,502	3,849	3,878
Prepayments, accrued income and other assets	10,983	10,079	10,976
Assets of disposal groups	21,069	25,060	25,450

Total assets	1,415,189	1,403,021	1,506,867

Liabilities
Bank deposits	67,619	65,735	69,113
Repurchase agreements and stock lending	39,125	41,415	39,691
Deposits by banks	106,744	107,150	108,804
Customer deposits	412,769	410,207	414,143
Repurchase agreements and stock lending	88,950	87,303	88,812
Customer accounts	501,719	497,510	502,955
Debt securities in issue	119,855	142,943	162,621
Settlement balances	15,126	17,597	7,477
Short positions	38,376	37,322	41,039
Derivatives	480,745	446,534	523,983
Accruals, deferred income and other liabilities	18,820	20,278	23,125
Retirement benefit liabilities	1,791	1,840	2,239
Deferred tax	1,815	1,788	1,945
Insurance liabilities	6,322	6,251	6,312
Subordinated liabilities	25,596	25,513	26,319
Liabilities of disposal groups	23,064	23,664	23,995

Total liabilities	1,339,973	1,328,390	1,430,814

Equity
Non-controlling interests	1,200	1,215	1,234
Owners’ equity*
Called up share capital	6,528	15,397	15,318
Reserves	67,488	58,019	59,501

Total equity	75,216	74,631	76,053

Total liabilities and equity	1,415,189	1,403,021	1,506,867

* Owners’ equity attributable to:
Ordinary and B shareholders	69,272	68,672	70,075
Other equity owners	4,744	4,744	4,744

	74,016	73,416	74,819

Commentary on condensed consolidated balance sheet

30 June 2012 compared with 31 December 2011

Key points
•
Total assets of £1,415.2 billion at 30 June 2012 were down £91.7 billion, 6%, compared with 31 December 2011. This was principally driven by the Group’s programme of deleveraging and reducing capital intensive assets, including Non-Core disposals and run-off, and the reduction in the mark-to-market value of derivatives.

•
Loans and advances to banks decreased by £6.2 billion, 7%, to £77.1 billion. Excluding reverse repurchase agreements and stock borrowing (‘reverse repos’), down £1.8 billion, 4%, to £37.7 billion, bank placings declined £4.4 billion, 10%, to £39.4 billion.

•
Loans and advances to customers declined £20.4 billion, 4%, to £495.2 billion. Within this, reverse repurchase agreements were down £1.3 billion, 2%, to £60.2 billion. Customer lending decreased by £19.1 billion, 4%, to £435.0 billion, or £18.7 billion to £455.1 billion before impairments. This reflected planned reductions in Non-Core of £10.6 billion, along with declines in International Banking, £6.8 billion, Markets, £0.6 billion, UK Corporate, £0.5 billion and Ulster Bank, £0.2 billion, together with the effect of exchange rate and other movements, £3.6 billion. These were partially offset by growth in UK Retail, £2.2 billion, US Retail & Commercial, £1.3 billion and Wealth, £0.1 billion.

•	Debt securities were down £21.5 billion, 10%, to £187.6 billion, driven mainly by a reduction in Eurozone government and financial institution bonds within Markets and Group Treasury.

•	Settlement balance assets and liabilities increased £7.5 billion to £15.3 billion and £7.6 billion to £15.1 billion respectively as a result of increased customer activity from seasonal year-end lows.

•
Movements in the value of derivative assets, down £43.2 billion, 8%, to £486.4 billion, and liabilities, down £43.2 billion, 8%, to £480.7 billion, primarily reflect decreases in interest rate and credit derivative contracts, together with the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

•
The reduction in assets and liabilities of disposal groups, down £4.4 billion, 17%, to £21.1 billion, and £0.9 billion, 4%, to £23.1 billion respectively, primarily reflects the disposal of RBS Aviation Capital in the second quarter.

•
Deposits by banks decreased £2.1 billion, 2%, to £106.7 billion, with a reduction in repurchase agreements and stock lending (‘repos’), down £0.6 billion, 1%, to £39.1 billion and a decrease in inter-bank deposits, down £1.5 billion, 2%, to £67.6 billion.

•
Customer accounts decreased £1.2 billion to £501.7 billion. Within this, repos were broadly flat at £88.9 billion. Excluding repos, customer deposits were down £1.4 billion at £412.8 billion, reflecting decreases in International Banking, £2.2 billion, Markets, £1.9 billion, Non-Core, £0.7 billion and Ulster Bank, £0.6 billion, together with exchange and other movements, £2.2 billion. This was partially offset by increases in UK Retail, £4.8 billion, UK Corporate, £1.1 billion and Wealth, £0.3 billion.

Commentary on condensed consolidated balance sheet (continued)

•
Debt securities in issue decreased £42.8 billion, 26%, to £119.9 billion reflecting the maturity of the remaining notes issued under the UK Government’s Credit Guarantee Scheme, £21.3 billion, and the reduction of commercial paper and medium term notes in issue in line with the Group’s strategy.

•
Subordinated liabilities decreased by £0.7 billion, 3%, to £25.6 billion, primarily reflecting the net decrease in dated loan capital as a result of the liability management exercise completed in March 2012, with redemptions of £3.4 billion offset by the issuance of £2.8 billion new loan capital, together with exchange rate movements and other adjustments of £0.1 billion.

•
Owners’ equity decreased by £0.8 billion, 1%, to £74.0 billion, due to the £1.9 billion attributable loss for the period together with movements in foreign exchange reserves, £0.5 billion and other reserve movements of £0.1 billion. Partially offsetting these reductions were positive movements in available-for-sale reserves, £0.5 billion and cash flow hedging reserves, £0.5 billion and share capital and reserve movements in respect of employee benefits, £0.7 billion.

Average balance sheet

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.14	3.31	3.14	3.15
Cost of interest-bearing liabilities of banking business	(1.58)	(1.63)	(1.53)	(1.62)

Interest spread of banking business	1.56	1.68	1.61	1.53
Benefit from interest-free funds	0.36	0.32	0.34	0.35

Net interest margin of banking business	1.92	2.00	1.95	1.88

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	1.02	0.81	0.99	1.06
- Eurodollar	0.49	0.29	0.47	0.51
- Euro	0.79	1.20	0.61	0.97

Average balance sheet (continued)

	Half year ended			Half year ended
	30 June 2012			30 June 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	82,588	282	0.69	65,627	336	1.03
Loans and advances to customers	439,342	8,369	3.83	471,729	9,128	3.90
Debt securities	104,465	1,140	2.19	121,531	1,341	2.23

Interest-earning assets - banking business	626,395	9,791	3.14	658,887	10,805	3.31

Trading business (1)	246,256			281,771
Non-interest earning assets	619,373			533,667

Total assets	1,492,024			1,474,325

Liabilities
Deposits by banks	43,040	347	1.62	66,283	508	1.55
Customer accounts	329,197	1,784	1.09	328,352	1,684	1.03
Debt securities in issue	100,612	1,209	2.42	162,980	1,680	2.08
Subordinated liabilities	21,472	415	3.89	22,235	375	3.40
Internal funding of trading business	(6,884)	66	(1.93)	(51,811)	30	(0.12)

Interest-bearing liabilities - banking business	487,437	3,821	1.58	528,039	4,277	1.63

Trading business (1)	257,343			307,926
Non-interest-bearing liabilities
- demand deposits	74,088			64,256
- other liabilities	599,195			499,745
Owners’ equity	73,961			74,359

Total liabilities and owners’ equity	1,492,024			1,474,325

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Quarter ended			Quarter ended
	30 June 2012			31 March 2012
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	78,151	134	0.69	87,025	148	0.68
Loans and advances to customers	435,270	4,117	3.80	443,414	4,252	3.86
Debt securities	98,711	523	2.13	110,219	617	2.25

Interest-earning assets - banking business	612,132	4,774	3.14	640,658	5,017	3.15

Trading business (1)	241,431			251,081
Non-interest earning assets	604,751			633,995

Total assets	1,458,314			1,525,734

Liabilities
Deposits by banks	41,608	156	1.51	44,472	191	1.73
Customer accounts	330,952	870	1.06	327,442	914	1.12
Debt securities in issue	88,770	511	2.32	112,454	698	2.50
Subordinated liabilities	21,308	225	4.25	21,636	190	3.53
Internal funding of trading business	(7,336)	41	(2.25)	(6,432)	25	(1.56)

Interest-bearing liabilities - banking business	475,302	1,803	1.53	499,572	2,018	1.62

Trading business (1)	252,639			262,047
Non-interest-bearing liabilities
- demand deposits	75,806			72,370
- other liabilities	580,445			617,945
Owners’ equity	74,122			73,800

Total liabilities and owners’ equity	1,458,314			1,525,734

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2012

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,318	15,125	15,397	15,318	15,156
Ordinary shares issued	143	192	64	79	161
Share capital sub-division and consolidation	(8,933)	-	(8,933)	-	-

At end of period	6,528	15,317	6,528	15,397	15,317

Paid-in equity
At beginning and end of period	431	431	431	431	431

Share premium account
At beginning of period	24,001	23,922	24,027	24,001	23,922
Ordinary shares issued	197	1	171	26	1

At end of period	24,198	23,923	24,198	24,027	23,923

Merger reserve
At beginning of period	13,222	13,272	13,222	13,222	13,272
Transfer to retained earnings	-	(50)	-	-	(50)

At end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(957)	(2,037)	(439)	(957)	(2,063)
Net unrealised gains	1,152	943	428	724	781
Realised (gains)/losses	(582)	429	(370)	(212)	626
Tax	(63)	(361)	(69)	6	(370)

At end of period	(450)	(1,026)	(450)	(439)	(1,026)

Cash flow hedging reserve
At beginning of period	879	(140)	921	879	(314)
Amount recognised in equity	1,218	825	928	290	811
Amount transferred from equity to earnings	(523)	(464)	(266)	(257)	(223)
Tax	(175)	(108)	(184)	9	(161)

At end of period	1,399	113	1,399	921	113

Note:
(1)	Analysis provided on page 112.

Condensed consolidated statement of changes in equity
for the period ended 30 June 2012 (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,775	5,138	4,227	4,775	4,754
Retranslation of net assets	(566)	(240)	82	(648)	189
Foreign currency gains/(losses) on hedges of net assets	88	(40)	(8)	96	(116)
Tax	20	(24)	16	4	7
Recycled to profit or loss on disposal of business (nil tax)	(3)	-	(3)	-	-

At end of period	4,314	4,834	4,314	4,227	4,834

Capital redemption reserve
At beginning of period	198	198	198	198	198
Share capital sub-division and consolidation	8,933	-	8,933	-	-

At end of period	9,131	198	9,131	198	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	18,929	21,239	17,405	18,929	20,713
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(1,911)	(1,429)	(387)	(1,524)	(899)
- discontinued operations	(3)	4	(3)	-	2
Transfer from merger reserve	-	50	-	-	50
Equity preference dividends paid	(76)	-	(76)	-	-
Actuarial losses recognised in retirement benefit schemes
- tax	(38)	-	-	(38)	-
Loss on disposal of own shares held	(196)	-	(196)	-	-
Shares released for employee benefits	(129)	(207)	(116)	(13)	(166)
Share-based payments
- gross	92	67	47	45	29
- tax	(11)	2	(17)	6	(3)

At end of period	16,657	19,726	16,657	17,405	19,726

Condensed consolidated statement of changes in equity
for the period ended 30 June 2012 (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(769)	(808)	(765)	(769)	(785)
Disposal/(purchase) of own shares	449	6	451	(2)	(6)
Shares released for employee benefits	114	16	108	6	5

At end of period	(206)	(786)	(206)	(765)	(786)

Owners’ equity at end of period	74,016	74,744	74,016	73,416	74,744

Non-controlling interests
At beginning of period	1,234	1,719	1,215	1,234	1,710
Currency translation adjustments and other movements	(15)	(21)	(13)	(2)	(14)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(23)	(10)	(4)	(19)	(1)
- discontinued operations	4	27	(1)	5	19
Dividends paid	(6)	(39)	(6)	-	(39)
Movements in available-for-sale securities
- unrealised gains/(losses)	1	-	5	(4)	(1)
- realised losses/(gains)	20	(3)	3	17	-
- tax	-	1	-	-	-
Equity raised	1	-	1	-	-
Equity withdrawn and disposals	(16)	(176)	-	(16)	(176)

At end of period	1,200	1,498	1,200	1,215	1,498

Total equity at end of period	75,216	76,242	75,216	74,631	76,242

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(13)	(6)	(10)	(3)	3
Ordinary and B shareholders	(1,386)	(465)	164	(1,550)	647

	(1,399)	(471)	154	(1,553)	650

Condensed consolidated cash flow statement
for the period ended 30 June 2012

	Half year ended
	30 June 2012	30 June 2011
	£m	£m

Operating activities
Operating loss before tax	(1,505)	(794)
Operating profit before tax on discontinued operations	6	38
Adjustments for non-cash items	4,969	1,503

Net cash inflow from trading activities	3,470	747
Changes in operating assets and liabilities	(20,487)	7,595

Net cash flows from operating activities before tax	(17,017)	8,342
Income taxes paid	(90)	(90)

Net cash flows from operating activities	(17,107)	8,252

Net cash flows from investing activities	18,697	(4,362)

Net cash flows from financing activities	(40)	(1,212)

Effects of exchange rate changes on cash and cash equivalents	(3,108)	482

Net (decrease)/increase in cash and cash equivalents	(1,558)	3,160
Cash and cash equivalents at beginning of period	152,655	152,530

Cash and cash equivalents at end of period	151,097	155,690

Notes

1. Basis of preparation
The Group’s condensed financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the Group’s 2011 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the IASB and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the EU (together IFRS). The EU has not adopted the complete text of IAS 39 'Financial Instruments:  Recognition and Measurement'; it has relaxed some of the standard's hedging requirements.  The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB; the Group's financial statements are prepared in accordance with IFRS as issued by the IASB.

The condensed financial statements comprise the consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related explanatory notes 1 to 19 and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

In line with the Group’s policy of providing users of its financial reports with relevant and transparent disclosures, it has adopted the British Bankers’ Association Code for Financial Reporting Disclosure published in September 2010. The code sets out five disclosure principles together with supporting guidance: the overarching principle being a commitment to provide high quality, meaningful and decision-useful disclosures. The Group’s 2012 interim financial statements have been prepared in compliance with the code.

The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 6 to 133. Its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the risk and balance sheet management sections on pages 134 to 241. A summary of the risk factors which could materially affect the Group’s future results are described on pages 242 and 243. The Group’s regulatory capital resources are set on page 138 and 139. The Group’s liquidity and funding management is described on pages 142 to 153. Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the six months ended 30 June 2012 have been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group’s principal accounting policies as set out on pages 273 to 282 of the Group's restated annual report for the year ended December 2011 on Form 6-K filed with the Securities and Exchange Commission on 10 August 2012 ("2011 Annual Report").

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of Group’s financial condition are those relating to loan impairment provisions; pensions; financial instrument fair values; general insurance claims and deferred tax. These critical accounting policies and judgments are described on pages 282 to 284 of the Group’s 2011 Annual Report.

Recent developments in IFRS

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle which clarified:
•	the requirements for comparative information in IAS 1 Presentation of Financial Statements and IAS 34 Interim Financial Reporting;
•	the classification of servicing equipment in IAS 16 Property, Plant and Equipment;
•	the accounting for the tax effect of distributions to holders of equity instruments in IAS 32 Financial Instruments: Presentation; and
•	the requirement to disclose segmental net assets in IAS 34.

None of the amendments are effective before 1 January 2013. Earlier application is permitted. The Group is reviewing the amendments to determine their effect, if any, on the Group’s financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Loans and advances to customers	8,369	9,128	4,117	4,252	4,535
Loans and advances to banks	282	336	134	148	164
Debt securities	1,140	1,341	523	617	705

Interest receivable	9,791	10,805	4,774	5,017	5,404

Customer accounts	1,784	1,684	870	914	853
Deposits by banks	347	508	156	191	249
Debt securities in issue	1,209	1,680	511	698	863
Subordinated liabilities	415	375	225	190	190
Internal funding of trading businesses	66	30	41	25	22

Interest payable	3,821	4,277	1,803	2,018	2,177

Net interest income	5,970	6,528	2,971	2,999	3,227

Fees and commissions receivable	2,937	3,342	1,450	1,487	1,700
Fees and commissions payable
- banking	(380)	(419)	(201)	(179)	(238)
- insurance related	(224)	(164)	(113)	(111)	(85)

Net fees and commissions	2,333	2,759	1,136	1,197	1,377

Foreign exchange	435	578	210	225	375
Interest rate	1,100	651	428	672	2
Credit	(893)	314	(94)	(799)	562
Other	227	439	113	114	208

Income from trading activities	869	1,982	657	212	1,147

Gain on redemption of own debt	577	255	-	577	255

Operating lease and other rental income	562	672	261	301	350
Own credit adjustments	(1,694)	(66)	(247)	(1,447)	228
Changes in the fair value of securities and other financial assets and liabilities	55	292	(26)	81	224
Changes in the fair value of investment properties	(56)	(52)	(88)	32	(27)
Profit on sale of securities	482	429	259	223	193
Profit on sale of property, plant and equipment	23	22	18	5	11
Profit/(loss) on sale of subsidiaries and associates	143	26	155	(12)	55
Life business losses	(6)	(5)	(4)	(2)	(3)
Dividend income	33	33	17	16	18
Share of profits less losses of associated entities	1	15	5	(4)	8
Other income	104	167	44	60	85

Other operating (loss)/income	(353)	1,533	394	(747)	1,142

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	3,426	6,529	2,187	1,239	3,921
Insurance net premium income	1,867	2,239	929	938	1,090

Total non-interest income	5,293	8,768	3,116	2,177	5,011

Total income	11,263	15,296	6,087	5,176	8,238

Staff costs	4,713	4,609	2,143	2,570	2,210
Premises and equipment	1,107	1,173	544	563	602
Other	2,172	2,673	1,156	1,016	1,752

Administrative expenses	7,992	8,455	3,843	4,149	4,564
Depreciation and amortisation	902	877	434	468	453

Operating expenses	8,894	9,332	4,277	4,617	5,017

Loan impairment losses	2,730	4,135	1,435	1,295	2,237
Securities impairment (recoveries)/losses
- sovereign debt impairment and related interest rate hedge adjustments	-	842	-	-	842
- other	(81)	76	(100)	19	27

Impairment losses	2,649	5,053	1,335	1,314	3,106

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group strengthened its provision for PPI by £125 million in Q1 2012 and a further £135 million in Q2 2012, bringing the cumulative charge taken to £1.3 billion, of which £0.7 billion in redress had been paid by 30 June 2012. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Half year ended 30 June 2012	Quarter ended		Year ended 31 December 2011
		30 June 2012	31 March 2012
	£m	£m	£m	£m

At beginning of period	745	689	745	-
Transfers from accruals and other liabilities	-	-	-	215
Charge to income statement	260	135	125	850
Utilisations	(417)	(236)	(181)	(320)

At end of period	588	588	689	745

Notes (continued)

4. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £2,730 million (H1 2011 - £4,135 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2012 from £19,883 million to £20,297 million and the movements thereon were:

	Half year ended
	30 June 2012			30 June 2011
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,414	11,469	19,883	7,866	10,316	-	18,182
Intra-group transfers	-	-	-	177	(177)	-	-
Currency translation and other adjustments	1	(316)	(315)	89	240	-	329
Disposals	-	-	-	-	-	11	11
Amounts written-off	(991)	(934)	(1,925)	(1,018)	(912)	-	(1,930)
Recoveries of amounts previously written-off	127	53	180	80	206	-	286
Charge to income statement
- continuing	1,515	1,215	2,730	1,662	2,473	-	4,135
- discontinued	-	-	-	-	-	(11)	(11)
Unwind of discount (recognised in interest income)	(122)	(134)	(256)	(104)	(139)	-	(243)

At end of period	8,944	11,353	20,297	8,752	12,007	-	20,759

	Quarter ended
	30 June 2012			31 March 2012			30 June 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,797	11,414	20,211	8,414	11,469	19,883	8,416	10,842	-	19,258
Transfers to disposal groups	-	-	-	-	-	-	-	9	-	9
Currency translation and other adjustments	9	(236)	(227)	(8)	(80)	(88)	33	145	-	178
Disposals	-	-	-	-	-	-	-	-	11	11
Amounts written-off	(586)	(494)	(1,080)	(405)	(440)	(845)	(504)	(474)	-	(978)
Recoveries of amounts previously written-off	65	20	85	62	33	95	41	126	-	167
Charge to income statement
- continuing	719	716	1,435	796	499	1,295	810	1,427	-	2,237
- discontinued	-	-	-	-	-	-	-	-	(11)	(11)
Unwind of discount (recognised in interest income)	(60)	(67)	(127)	(62)	(67)	(129)	(44)	(68)	-	(112)

At end of period	8,944	11,353	20,297	8,797	11,414	20,211	8,752	12,007	-	20,759

Provisions at 30 June 2012 include £119 million in respect of loans and advances to banks (31 March 2012 - £135 million; 30 June 2011 - £132 million).

Notes (continued)

5. Pensions
Pension costs for the half year ended 30 June 2012 amounted to £267 million (half year ended 30 June 2011 - £245 million; quarter ended 30 June 2012 - £132 million; quarter ended 31 March 2012 - £135 million; quarter ended 30 June 2011 - £108 million). Defined benefit schemes charges are based on the actuarially determined pension cost rates at 31 December 2011.

The most recent funding valuation of the main UK scheme, as at 31 March 2010, showed the value of liabilities exceeded the value of assets by £3.5 billion, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group has agreed to pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million in September 2011 and in March 2012, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £300 million for future accrual benefits.

6. Tax
The actual tax charge differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%).

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Loss before tax	(1,505)	(794)	(101)	(1,404)	(678)

Expected tax credit	369	210	25	344	179
Sovereign debt impairment where no deferred tax asset recognised	-	(183)	-	-	(183)
Derecognition of deferred tax asset in respect of losses in Australia	(182)	-	(21)	(161)	-
Other losses in period where no deferred tax asset recognised	(253)	(268)	(80)	(173)	(102)
Foreign profits taxed at other rates	(211)	(300)	(109)	(102)	(100)
UK tax rate change - deferred tax impact	(46)	(87)	(16)	(30)	-
Unrecognised timing differences	14	(10)	14	-	(15)
Items not allowed for tax
- losses on strategic disposals and write-downs	(4)	(10)	-	(4)	(7)
- UK bank levy	(37)	-	(19)	(18)	-
- employee share schemes	(29)	(8)	(14)	(15)	(4)
- other disallowable items	(80)	(102)	(29)	(51)	(66)
Non-taxable items
- gain on sale of RBS Aviation Capital	27	-	27	-	-
- gain on sale of Global Merchant Services	-	12	-	-	-
- other non-taxable items	26	21	2	24	9
Taxable foreign exchange movements	(2)	-	(3)	1	(2)
Losses brought forward and utilised	11	29	(4)	15	13
Adjustments in respect of prior periods	(32)	51	(63)	31	56

Actual tax charge	(429)	(645)	(290)	(139)	(222)

Notes (continued)

6. Tax (continued)
The high tax charge for the half year ended 30 June 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the derecognition of deferred tax assets in respect of losses in Australia, following the strategic changes to the Markets and International Banking businesses announced in January 2012.

The combined effect of tax losses in Ireland and the Netherlands in the half year ended 30 June 2012 for which no deferred tax asset has been recognised and the derecognition of the deferred tax asset in respect of losses in Australia account for £502 million (63%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 30 June 2012 of £3,502 million (31 March 2012 - £3,849 million; 31 December 2011 - £3,878 million) of which £3,029 million (31 March 2012 - £3,134 million; 31 December 2011 - £2,933 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2012 and concluded that it is recoverable based on future profit projections.

7. (Loss)/profit attributable to non-controlling interests

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	4	(5)	4	-	4
RFS Holdings BV Consortium Members	(35)	24	(16)	(19)	14
Other	12	(2)	7	5	-

(Loss)/profit attributable to non-controlling interests	(19)	17	(5)	(14)	18

Notes (continued)

8. Dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments (the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011). On 30 April 2012 this period ended for RBS Group instruments.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. The Core Tier 1 capital impact of discretionary amounts that will be payable over the remainder of 2012 on RBSG instruments on which payments have previously been stopped is c.£340 million. In the context of recent macro-prudential policy discussions, the Board of RBS decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately 65% of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group’s Employee Benefit Trust, which is now complete. The remaining 35% will be raised through the issue of new ordinary shares, which is expected to take place during the remainder of 2012.

In May 2012, the Directors declared the discretionary dividends on certain non-cumulative dollar preference shares which were payable on 30 June 2012, and announced that the discretionary distributions on certain RBSG innovative securities which were payable in June 2012 would also be paid. Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

9. Share consolidation
Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. There was a corresponding change in the Group’s share price to reflect this.

The Board believes that the consolidation will result in a more appropriate share price for a company of the Group’s size in the UK market. It may also help reduce volatility, thereby enabling a more consistent valuation of the Group.

Notes (continued)

10. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011

Earnings
Loss from continuing operations attributable to ordinary and B shareholders (£m)	(1,987)	(1,429)	(463)	(1,524)	(899)

(Loss)/profit from discontinued operations attributable to ordinary and B shareholders (£m)	(3)	4	(3)	-	2

Ordinary shares in issue during the period (millions)	5,812	5,689	5,854	5,770	5,697
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	10,912	10,789	10,954	10,870	10,797

Basic and diluted loss per ordinary and B share from continuing operations	(18.2p)	(13.2p)	(4.2p)	(14.0p)	(8.3p)

Prior period data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Notes (continued)

11. Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results have been presented based on the new organisational structure. The Group has also revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements have now been combined with movements in the fair value of own debt in a single measure, ‘own credit adjustments’ and presented as a reconciling item. Refer to ‘presentation of information’ on page 5 for further details. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,989	508	2,497	(1,288)	-	(295)	914
UK Corporate	1,528	884	2,412	(1,051)	-	(357)	1,004
Wealth	357	236	593	(462)	-	(22)	109
International Banking	485	618	1,103	(777)	-	(62)	264
Ulster Bank	325	95	420	(258)	-	(717)	(555)
US Retail & Commercial	988	583	1,571	(1,193)	-	(47)	331
Markets	48	2,752	2,800	(1,704)	-	(21)	1,075
Direct Line Group	152	1,748	1,900	(456)	(1,225)	-	219
Central items	(4)	7	3	(147)	-	(32)	(176)

Core	5,868	7,431	13,299	(7,336)	(1,225)	(1,553)	3,185
Non-Core	112	158	270	(525)	-	(1,096)	(1,351)

Managed basis	5,980	7,589	13,569	(7,861)	(1,225)	(2,649)	1,834
Reconciling items
Own credit adjustments (1)	-	(2,974)	(2,974)	-	-	-	(2,974)
Asset Protection Scheme (2)	-	(45)	(45)	-	-	-	(45)
Payment Protection Insurance costs	-	-	-	(260)	-	-	(260)
Amortisation of purchased intangible assets	-	-	-	(99)	-	-	(99)
Integration and restructuring costs	-	-	-	(673)	-	-	(673)
Gain on redemption of own debt	-	577	577	-	-	-	577
Strategic disposals	-	152	152	-	-	-	152
RFS Holdings minority interest	(10)	(6)	(16)	(1)	-	-	(17)

Statutory basis	5,970	5,293	11,263	(8,894)	(1,225)	(2,649)	(1,505)

Notes:
(1)	Comprises £1,280 million loss included in ‘Income from trading activities’ and £1,694 million loss included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Half year ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	2,184	637	2,821	(1,366)	-	(402)	1,053
UK Corporate	1,581	899	2,480	(1,064)	-	(327)	1,089
Wealth	325	229	554	(416)	-	(8)	130
International Banking	583	729	1,312	(839)	-	(98)	375
Ulster Bank	363	102	465	(278)	-	(730)	(543)
US Retail & Commercial	922	554	1,476	(1,063)	-	(176)	237
Markets	56	3,220	3,276	(1,934)	-	14	1,356
Direct Line Group	177	1,939	2,116	(422)	(1,488)	-	206
Central items	(76)	70	(6)	27	1	2	24

Core	6,115	8,379	14,494	(7,355)	(1,487)	(1,725)	3,927
Non-Core	420	981	1,401	(658)	(218)	(2,486)	(1,961)

Managed basis	6,535	9,360	15,895	(8,013)	(1,705)	(4,211)	1,966
Reconciling items
Own credit adjustments (1)	-	(236)	(236)	-	-	-	(236)
Asset Protection Scheme (2)	-	(637)	(637)	-	-	-	(637)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(733)	(733)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(109)	(109)
Amortisation of purchased intangible assets	-	-	-	(100)	-	-	(100)
Integration and restructuring costs	(2)	(3)	(5)	(348)	-	-	(353)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	27	27	-	-	-	27
Bonus tax	-	-	-	(22)	-	-	(22)
RFS Holdings minority interest	(5)	2	(3)	1	-	-	(2)

Statutory basis	6,528	8,768	15,296	(9,332)	(1,705)	(5,053)	(794)

Notes:
(1)	Comprises £170 million loss included in ‘Income from trading activities’ and £66 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	988	242	1,230	(653)	-	(140)	437
UK Corporate	772	439	1,211	(518)	-	(181)	512
Wealth	178	125	303	(227)	-	(12)	64
International Banking	234	327	561	(367)	-	(27)	167
Ulster Bank	160	46	206	(128)	-	(323)	(245)
US Retail & Commercial	492	323	815	(558)	-	(28)	229
Markets	32	1,034	1,066	(796)	-	(19)	251
Direct Line Group	68	866	934	(223)	(576)	-	135
Central items	1	110	111	(145)	-	2	(32)

Core	2,925	3,512	6,437	(3,615)	(576)	(728)	1,518
Non-Core	48	(47)	1	(262)	-	(607)	(868)

Managed basis	2,973	3,465	6,438	(3,877)	(576)	(1,335)	650
Reconciling items
Own credit adjustments (1)	-	(518)	(518)	-	-	-	(518)
Asset Protection Scheme (2)	-	(2)	(2)	-	-	-	(2)
Payment Protection Insurance costs	-	-	-	(135)	-	-	(135)
Amortisation of purchased intangible assets	-	-	-	(51)	-	-	(51)
Integration and restructuring costs	-	-	-	(213)	-	-	(213)
Strategic disposals	-	160	160	-	-	-	160
RFS Holdings minority interest	(2)	11	9	(1)	-	-	8

Statutory basis	2,971	3,116	6,087	(4,277)	(576)	(1,335)	(101)

Notes:
(1)	Comprises £271 million loss included in ‘Income from trading activities’ and £247 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,001	266	1,267	(635)	-	(155)	477
UK Corporate	756	445	1,201	(533)	-	(176)	492
Wealth	179	111	290	(235)	-	(10)	45
International Banking	251	291	542	(410)	-	(35)	97
Ulster Bank	165	49	214	(130)	-	(394)	(310)
US Retail & Commercial	496	260	756	(635)	-	(19)	102
Markets	16	1,718	1,734	(908)	-	(2)	824
Direct Line Group	84	882	966	(233)	(649)	-	84
Central items	(5)	(103)	(108)	(2)	-	(34)	(144)

Core	2,943	3,919	6,862	(3,721)	(649)	(825)	1,667
Non-Core	64	205	269	(263)	-	(489)	(483)

Managed basis	3,007	4,124	7,131	(3,984)	(649)	(1,314)	1,184
Reconciling items
Own credit adjustments (1)	-	(2,456)	(2,456)	-	-	-	(2,456)
Asset Protection Scheme (2)	-	(43)	(43)	-	-	-	(43)
Payment Protection Insurance costs	-	-	-	(125)	-	-	(125)
Amortisation of purchased intangible assets	-	-	-	(48)	-	-	(48)
Integration and restructuring costs	-	-	-	(460)	-	-	(460)
Gain on redemption of own debt	-	577	577	-	-	-	577
Strategic disposals	-	(8)	(8)	-	-	-	(8)
RFS Holdings minority interest	(8)	(17)	(25)	-	-	-	(25)

Statutory basis	2,999	2,177	5,176	(4,617)	(649)	(1,314)	(1,404)

Notes:
(1)	Comprises £1,009 million loss included in ‘Income from trading activities’ and £1,447 million loss included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 June 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,098	333	1,431	(688)	-	(208)	535
UK Corporate	770	448	1,218	(526)	-	(220)	472
Wealth	168	115	283	(220)	-	(3)	60
International Banking	290	375	665	(412)	-	(104)	149
Ulster Bank	182	51	233	(142)	-	(269)	(178)
US Retail & Commercial	470	279	749	(541)	-	(65)	143
Markets	3	1,165	1,168	(855)	-	14	327
Direct Line Group	89	957	1,046	(203)	(704)	-	139
Central items	(58)	81	23	30	1	2	56

Core	3,012	3,804	6,816	(3,557)	(703)	(853)	1,703
Non-Core	221	745	966	(335)	(90)	(1,411)	(870)

Managed basis	3,233	4,549	7,782	(3,892)	(793)	(2,264)	833
Reconciling items
Own credit adjustments (1)	-	324	324	-	-	-	324
Asset Protection Scheme (2)	-	(168)	(168)	-	-	-	(168)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(733)	(733)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(109)	(109)
Amortisation of purchased intangible assets	-	-	-	(56)	-	-	(56)
Integration and restructuring costs	-	1	1	(209)	-	-	(208)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	50	50	-	-	-	50
Bonus tax	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(6)	-	(6)	1	-	-	(5)

Statutory basis	3,227	5,011	8,238	(5,017)	(793)	(3,106)	(678)

Notes:
(1)	Comprises £96 million gain included in ‘Income from trading activities’ and £228 million gain included in ‘Other operating income’ on a statutory basis.
(2)	Included in ‘Income from trading activities’ on a statutory basis.

Notes (continued)

11. Segmental analysis (continued)

Total revenue by division

	Half year ended
	30 June 2012			30 June 2011
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	3,277	320	3,597	3,440	204	3,644
UK Corporate	2,541	40	2,581	2,532	39	2,571
Wealth	526	401	927	501	353	854
International Banking	1,409	189	1,598	1,609	204	1,813
Ulster Bank	557	(8)	549	636	2	638
US Retail & Commercial	1,755	68	1,823	1,715	108	1,823
Markets	3,199	2,805	6,004	3,850	3,589	7,439
Direct Line Group	2,296	5	2,301	2,386	4	2,390
Central items	1,270	8,379	9,649	1,459	6,032	7,491

Core	16,830	12,199	29,029	18,128	10,535	28,663
Non-Core	1,322	498	1,820	2,754	171	2,925

Managed basis	18,152	12,697	30,849	20,882	10,706	31,588
Reconciling items
Own credit adjustments	(2,974)	-	(2,974)	(236)		(236)
Asset Protection Scheme	(45)	-	(45)	(637)	-	(637)
Integration and restructuring costs	-	-	-	(5)	-	(5)
Gain on redemption of own debt	577	-	577	255	-	255
Strategic disposals	152	-	152	27	-	27
RFS Holdings minority interest	(4)	-	(4)	(3)	-	(3)
Elimination of intra-group transactions	-	(12,697)	(12,697)	-	(10,706)	(10,706)

Statutory basis	15,858	-	15,858	20,283	-	20,283

Notes (continued)

11. Segmental analysis (continued)

Total revenue by division (continued)

	Quarter ended
	30 June 2012			31 March 2012			30 June 2011
	External	Inter segment	Total	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,627	178	1,805	1,650	142	1,792	1,744	88	1,832
UK Corporate	1,262	22	1,284	1,279	18	1,297	1,249	18	1,267
Wealth	266	190	456	260	211	471	253	185	438
International Banking	709	89	798	700	100	800	833	113	946
Ulster Bank	267	(2)	265	290	(6)	284	309	2	311
US Retail & Commercial	900	32	932	855	36	891	861	52	913
Markets	1,265	1,294	2,559	1,934	1,511	3,445	1,517	1,879	3,396
Direct Line Group	1,138	2	1,140	1,158	3	1,161	1,187	2	1,189
Central items	701	4,478	5,179	569	3,901	4,470	762	3,063	3,825

Core	8,135	6,283	14,418	8,695	5,916	14,611	8,715	5,402	14,117
Non-Core	502	350	852	820	148	968	1,632	116	1,748

Managed basis	8,637	6,633	15,270	9,515	6,064	15,579	10,347	5,518	15,865
Reconciling items
Own credit adjustments	(518)	-	(518)	(2,456)		(2,456)	324	-	324
Asset Protection Scheme	(2)	-	(2)	(43)		(43)	(168)	-	(168)
Integration and restructuring costs	-	-	-	-	-	-	1	-	1
Gain on redemption of own debt	-	-	-	577	-	577	255	-	255
Strategic disposals	160	-	160	(8)	-	(8)	50	-	50
RFS Holdings minority interest	13	-	13	(17)	-	(17)	(6)	-	(6)
Elimination of intra-group transactions	-	(6,633)	(6,633)	-	(6,064)	(6,064)	-	(5,518)	(5,518)

Statutory basis	8,290	-	8,290	7,568	-	7,568	10,803	-	10,803

Notes (continued)

11. Segmental analysis (continued)

Total assets by division
	30 June 2012	31 March 2012	31 December 2011
Total assets	£m	£m	£m

UK Retail	116,849	116,255	114,469
UK Corporate	113,655	113,140	114,237
Wealth	21,285	21,325	21,718
International Banking	61,480	63,719	69,987
Ulster Bank	33,293	33,614	34,810
US Retail & Commercial	75,084	73,693	75,791
Markets	774,443	740,332	826,947
Direct Line Group	13,559	13,430	12,912
Central items	124,120	134,780	130,466

Core	1,333,768	1,310,288	1,401,337
Non-Core	80,590	91,823	104,726

	1,414,358	1,402,111	1,506,063
RFS Holdings minority interest	831	910	804

	1,415,189	1,403,021	1,506,867

12. Discontinued operations and assets and liabilities of disposal groups

(a) Profit/(loss) from discontinued operations, net of tax

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
	£m	£m	£m	£m	£m

Discontinued operations
Total income	16	17	8	8	9
Operating expenses	(2)	(1)	(1)	(1)	-
Impairment losses	-	11	-	-	11

Profit before tax	14	27	7	7	20
Tax	(5)	(7)	(2)	(3)	(4)

Profit after tax	9	20	5	4	16
Businesses acquired exclusively with a view to disposal
(Loss)/profit after tax	(8)	11	(9)	1	5

Profit/(loss) from discontinued operations, net of tax	1	31	(4)	5	21
Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

12. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups
	30 June 2012			31 March 2012 £m	31 December 2011 £m
	UK branch based businesses	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	90	50	140	87	127
Loans and advances to banks	-	88	88	112	87
Loans and advances to customers	18,608	1,092	19,700	19,264	19,405
Debt securities and equity shares	-	36	36	5	5
Derivatives	372	4	376	368	439
Intangible assets	-	-	-	15	15
Settlement balances	-	2	2	4	14
Property, plant and equipment	114	1	115	4,609	4,749
Other assets	4	441	445	438	456

Discontinued operations and other disposal groups	19,188	1,714	20,902	24,902	25,297
Assets acquired exclusively with a view to disposal	-	167	167	158	153

	19,188	1,881	21,069	25,060	25,450

Liabilities of disposal groups
Deposits by banks	1	-	1	83	1
Customer accounts	21,729	802	22,531	22,281	22,610
Derivatives	56	5	61	49	126
Settlement balances	-	-	-	-	8
Other liabilities	15	446	461	1,239	1,233

Discontinued operations and other disposal groups	21,801	1,253	23,054	23,652	23,978
Liabilities acquired exclusively with a view to disposal	-	10	10	12	17

	21,801	1,263	23,064	23,664	23,995

The assets and liabilities of disposal groups at 30 June 2012 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses (“UK branch-based businesses”).

UK branch-based businesses
Gross loans, Risk elements in lending (REIL) and impairment provisions at 30 June 2012 relating to the Group's UK branch-based businesses are set out below.

	Gross loans	REIL	Impairment provisions
	£m	£m	£m

Residential mortgages	5,849	197	34
Personal lending	1,782	325	267
Property	5,519	422	136
Construction	562	160	60
Service industries and business activities	4,824	286	153
Other	839	43	42
Latent	-	-	75

Total	19,375	1,433	767

Notes (continued)

13. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately. There have been no reclassifications during H1 2012.
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	78,647				78,647
Loans and advances to banks
- reverse repos	37,165	-	-	540				37,705
- other	18,857	-	-	20,579				39,436
Loans and advances to customers
- reverse repos	59,680	-	-	516				60,196
- other	24,542	206	-	402,355		7,862		434,965
Debt securities	92,194	873	89,336	5,223				187,626
Equity shares	11,019	640	1,432	-				13,091
Settlement balances	-	-	-	15,312				15,312
Derivatives (5)	486,432							486,432
Intangible assets							14,888	14,888
Property, plant and equipment							11,337	11,337
Deferred tax							3,502	3,502
Prepayments, accrued income and other assets	-	-	-	1,490			9,493	10,983
Assets of disposal groups							21,069	21,069

	729,889	1,719	90,768	524,662		7,862	60,289	1,415,189

Liabilities
Deposits by banks
- repos	33,077	-			6,048			39,125
- other	33,615	-			34,004			67,619
Customer accounts
- repos	83,463	-			5,487			88,950
- other	14,356	5,752			392,661			412,769
Debt securities in issue	10,780	30,355			78,720			119,855
Settlement balances	-	-			15,126			15,126
Short positions	38,376	-						38,376
Derivatives (5)	480,745							480,745
Accruals, deferred income and other liabilities	-	-			1,748	16	17,056	18,820
Retirement benefit liabilities							1,791	1,791
Deferred tax							1,815	1,815
Insurance liabilities							6,322	6,322
Subordinated liabilities	-	923			24,673			25,596
Liabilities of disposal groups							23,064	23,064

	694,412	37,030			558,467	16	50,048	1,339,973

Equity								75,216

								1,415,189
For the notes to this table refer to page 101.

Notes (continued)

13. Financial instruments (continued)

Classification (continued)
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 March 2012	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	82,363				82,363
Loans and advances to banks
- reverse repos	32,232	-	-	2,394				34,626
- other	17,055	-	-	19,009				36,064
Loans and advances to customers
- reverse repos	50,039	-	-	6,464				56,503
- other	24,142	254	-	408,031		7,979		440,406
Debt securities	92,250	818	97,381	5,482				195,931
Equity shares	14,903	784	1,916	-				17,603
Settlement balances	-	-	-	20,970				20,970
Derivatives (5)	453,354							453,354
Intangible assets							14,771	14,771
Property, plant and equipment							11,442	11,442
Deferred tax							3,849	3,849
Prepayments, accrued income and other assets	-	-	-	1,341			8,738	10,079
Assets of disposal groups							25,060	25,060

	683,975	1,856	99,297	546,054		7,979	63,860	1,403,021

Liabilities
Deposits by banks
- repos	26,926	-			14,489			41,415
- other	30,967	-			34,768			65,735
Customer accounts
- repos	68,308	-			18,995			87,303
- other	13,957	5,755			390,495			410,207
Debt securities in issue	10,692	33,317			98,934			142,943
Settlement balances	-	-			17,597			17,597
Short positions	37,322	-						37,322
Derivatives (5)	446,534							446,534
Accruals, deferred income and other liabilities	-	-			1,672	17	18,589	20,278
Retirement benefit liabilities							1,840	1,840
Deferred tax							1,788	1,788
Insurance liabilities							6,251	6,251
Subordinated liabilities	-	1,006			24,507			25,513
Liabilities of disposal groups							23,664	23,664

	634,706	40,078			601,457	17	52,132	1,328,390

Equity								74,631

								1,403,021

For the notes to this table refer to page 101.

Notes (continued)

13. Financial instruments (continued)

Classification (continued)
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	-	-	4,781				39,440
- other	20,317	-	-	23,553				43,870
Loans and advances to customers
- reverse repos	53,584	-	-	7,910				61,494
- other	25,322	476	-	419,895		8,419		454,112
Debt securities	95,076	647	107,298	6,059				209,080
Equity shares	12,433	774	1,976	-				15,183
Settlement balances	-	-	-	7,771				7,771
Derivatives (5)	529,618							529,618
Intangible assets							14,858	14,858
Property, plant and equipment							11,868	11,868
Deferred tax							3,878	3,878
Prepayments, accrued income and other assets	-	-	-	1,309			9,667	10,976
Assets of disposal groups							25,450	25,450

	771,009	1,897	109,274	550,547		8,419	65,721	1,506,867

Liabilities
Deposits by banks
- repos	23,342	-			16,349			39,691
- other	34,172	-			34,941			69,113
Customer accounts
- repos	65,526	-			23,286			88,812
- other	14,286	5,627			394,230			414,143
Debt securities in issue	11,492	35,747			115,382			162,621
Settlement balances	-	-			7,477			7,477
Short positions	41,039	-						41,039
Derivatives (5)	523,983							523,983
Accruals, deferred income and other liabilities	-	-			1,683	19	21,423	23,125
Retirement benefit liabilities							2,239	2,239
Deferred tax							1,945	1,945
Insurance liabilities							6,312	6,312
Subordinated liabilities	-	903			25,416			26,319
Liabilities of disposal groups							23,995	23,995

	713,840	42,277			618,764	19	55,914	1,430,814

Equity								76,053

								1,506,867
Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-for-trading derivatives include hedging derivatives.

Notes (continued)

13. Financial instruments (continued)

Valuation reserves
Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. Certain credit derivative product companies (CDPC) exposures were restructured during the first half of the year and the CVA methodology applied to these exposures was updated to reflect the revised risk mitigation strategy that is now in place. There were no changes to other valuation methodologies.

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The following table shows credit valuation adjustments and other reserves.

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

CVA
- Monoline insurers	481	991	1,198
- Credit derivative product companies	479	624	1,034
- Other counterparties	2,334	2,014	2,254

	3,294	3,629	4,486
Bid-offer, liquidity and other reserves	2,207	2,228	2,704

Valuation reserves	5,501	5,857	7,190

Key points

30 June 2012 compared with 31 December 2011
•
The gross exposure to monolines reduced in the first half of the year from £1.9 billion to £0.9 billion primarily due to trade restructurings and unwinds and an increase in underlying asset prices. The CVA decreased on a total basis reflecting the lower exposure, and also on a relative basis (from 63% to 51%) due to the impact of restructurings and unwinds as well as tighter credit spreads.

•
The exposure to CDPCs decreased from £1.9 billion to £1.1 billion. This was primarily driven by tighter credit spreads of underlying reference instruments, together with the impact of restructuring certain exposures. The CVA decreased on an absolute basis in line with the decrease in exposure and also on a relative basis (from 55% to 42%) due to the restructuring of certain exposures.

•
The CVA held against exposure to other counterparties increased primarily due to counterparty rating downgrades and increased weighted average life assumptions, partially offset by tighter credit spreads.

•
Within other reserves, bid-offer reserves decreased due to risk reduction and the impact of Greek government debt restructuring. Other reserves were also lower across a range of businesses and products.

Notes (continued)

13. Financial instruments (continued)

Key points (continued)

30 June 2012 compared with 31 March 2012

•
The gross exposure to monolines reduced from £1.6 billion to £0.9 billion primarily due to trade restructurings and unwinds. The CVA decreased on a total basis reflecting the lower exposure, and also on a relative basis (from 60% to 51%) due to the impact of trade restructurings and unwinds.

•
The exposure to CDPCs was stable as the impact of restructuring certain exposures was offset by wider credit spreads. The CVA decreased on a total basis and also on a relative basis (from 56% to 42%) due to restructuring of certain exposures.

•	Other counterparty CVA increased primarily due to counterparty rating downgrades, increased weighted average life assumptions and wider credit spreads.

Own credit
The following table shows the cumulative own credit adjustment recorded on securities classified as fair value through profit or loss and derivative liabilities. There have been some refinements to methodologies during the first half of the year, but they did not have a material overall impact on cumulative own credit adjustment.
Cumulative own credit adjustment (1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

30 June 2012	(323)	1,040	717	572	1,289	452	1,741
31 March 2012	91	1,207	1,298	520	1,818	466	2,284
31 December 2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2012	10.8	30.3	41.1	0.9	42.0
31 March 2012	10.7	33.3	44.0	1.0	45.0
31 December 2011	11.5	35.7	47.2	0.9	48.1

Notes:
(1)
The own credit fair value adjustment does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.

(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	The total own credit adjustment decreased significantly during the first half of the year reflecting tightening of credit spreads.
•
Senior issued debt valuation adjustments are determined with reference to secondary debt issuance spreads. At 30 June 2012, the five year level tightened to 246 basis points from 451 basis points at the year end, reflecting strengthened investor perceptions.

•
Significant tightening of credit spreads, buy-backs exceeding issuances and the impact of buying back certain securities at lower spreads than at issuance, resulted in overall negative own credit adjustment in respect of HFT debt securities at 30 June 2012.

•	Derivative liability own credit adjustment decreased as credit default swaps spreads tightened.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

A detailed explanation of the valuation techniques and sensitivity analysis methodology are set out in the Group’s 2011 Annual Report on pages 304 to 317.

	30 June 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	37.2	-	37.2	-	-
- collateral	-	18.3	-	18.3	-	-
- other	-	0.2	0.4	0.6	30	(50)

	-	55.7	0.4	56.1	30	(50)

Loans and advances to customers
- reverse repos	-	59.7	-	59.7	-	-
- collateral	-	22.2	-	22.2	-	-
- other	-	2.2	0.3	2.5	80	(20)

	-	84.1	0.3	84.4	80	(20)

Debt securities
- UK government	18.3	-	-	18.3	-	-
- US government	33.6	6.1	-	39.7	-	-
- other government	43.0	11.2	-	54.2	-	-
- corporate	-	4.8	0.2	5.0	20	(20)
- other financial institutions	1.8	57.8	5.6	65.2	370	(220)

	96.7	79.9	5.8	182.4	390	(240)

Equity shares	10.6	1.5	1.0	13.1	140	(150)

Derivatives
- foreign exchange	-	60.4	1.4	61.8	170	(70)
- interest rate	0.1	399.7	0.7	400.5	50	(50)
- equities and commodities	-	5.5	0.2	5.7	-	-
- credit	-	15.6	2.8	18.4	490	(330)

	0.1	481.2	5.1	486.4	710	(450)

	107.4	702.4	12.6	822.4	1,350	(910)

Proportion	13.1%	85.4%	1.5%	100%

Of which
Core	107.0	693.0	5.7	805.7
Non-Core	0.4	9.4	6.9	16.7

	107.4	702.4	12.6	822.4

For the notes to this table refer to page 110.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	32.2	-	32.2	-	-
- collateral	-	16.4	-	16.4	-	-
- other	-	0.3	0.4	0.7	30	(50)

	-	48.9	0.4	49.3	30	(50)

Loans and advances to customers
- reverse repos	-	50.0	-	50.0	-	-
- collateral	-	21.2	-	21.2	-	-
- other	-	2.9	0.3	3.2	80	(20)

	-	74.1	0.3	74.4	80	(20)

Debt securities
- UK government	18.7	-	-	18.7	-	-
- US government	32.8	4.8	-	37.6	-	-
- other government	49.4	8.3	-	57.7	-	-
- corporate	-	5.0	0.3	5.3	20	(20)
- other financial institutions	2.0	63.6	5.5	71.1	450	(130)

	102.9	81.7	5.8	190.4	470	(150)

Equity shares	14.7	2.0	0.9	17.6	130	(140)

Derivatives
- foreign exchange	-	61.5	1.8	63.3	120	(120)
- interest rate	0.2	364.5	0.9	365.6	70	(90)
- equities and commodities	0.1	5.8	0.2	6.1	-	-
- credit	-	15.5	2.9	18.4	540	(280)

	0.3	447.3	5.8	453.4	730	(490)

	117.9	654.0	13.2	785.1	1,440	(850)

Proportion	15.0%	83.3%	1.7%	100%

Of which
Core	117.4	643.2	6.2	766.8
Non-Core	0.5	10.8	7.0	18.3

	117.9	654.0	13.2	785.1

For the notes to this table refer to page 110.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	34.7	-	34.7	-	-
- collateral	-	19.7	-	19.7	-	-
- other	-	0.2	0.4	0.6	40	(50)

	-	54.6	0.4	55.0	40	(50)

Loans and advances to customers
- reverse repos	-	53.6	-	53.6	-	-
- collateral	-	22.0	-	22.0	-	-
- other	-	3.4	0.4	3.8	80	(20)

	-	79.0	0.4	79.4	80	(20)

Debt securities
- UK government	22.4	-	-	22.4	-	-
- US government	35.5	5.0	-	40.5	-	-
- other government	53.9	8.7	-	62.6	-	-
- corporate	-	5.0	0.5	5.5	30	(30)
- other financial institutions	3.0	61.6	7.4	72.0	560	(180)

	114.8	80.3	7.9	203.0	590	(210)

Equity shares	12.4	1.8	1.0	15.2	140	(130)

Derivatives
- foreign exchange	-	72.9	1.6	74.5	100	(100)
- interest rate	0.2	420.8	1.1	422.1	80	(80)
- equities and commodities	-	5.9	0.2	6.1	-	-
- credit	-	23.1	3.8	26.9	680	(400)

	0.2	522.7	6.7	529.6	860	(580)

	127.4	738.4	16.4	882.2	1,710	(990)

Proportion	14.4%	83.7%	1.9%	100%

Of which
Core	126.9	724.5	7.2	858.6
Non-Core	0.5	13.9	9.2	23.6

	127.4	738.4	16.4	882.2

For the notes to this table refer to page 110.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)
The following tables detail AFS assets included within debt securities and equity shares on pages 99 to 101.
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

30 June 2012
Debt securities
- UK government	11.9	-	-	11.9	-	-
- US government	17.3	2.8	-	20.1	-	-
- other government	12.3	5.2	-	17.5	-	-
- corporate	-	2.5	0.1	2.6	10	(10)
- other financial institutions	0.2	33.3	3.7	37.2	210	(100)

	41.7	43.8	3.8	89.3	220	(110)
Equity shares	0.2	0.7	0.5	1.4	90	(90)

	41.9	44.5	4.3	90.7	310	(200)

Of which
Core	41.9	43.0	0.7	85.6
Non-Core	-	1.5	3.6	5.1

	41.9	44.5	4.3	90.7

31 March 2012

Debt securities
- UK government	11.9	-	-	11.9	-	-
- US government	18.0	2.6	-	20.6	-	-
- other government	16.4	3.6	-	20.0	-	-
- corporate	-	2.1	0.1	2.2	10	(10)
- other financial institutions	0.1	38.4	4.2	42.7	260	(30)

	46.4	46.7	4.3	97.4	270	(40)
Equity shares	0.3	1.2	0.4	1.9	70	(80)

	46.7	47.9	4.7	99.3	340	(120)

Of which
Core	46.6	45.8	0.6	93.0
Non-Core	0.1	2.1	4.1	6.3

	46.7	47.9	4.7	99.3

31 December 2011

Debt securities
- UK government	13.4	-	-	13.4	-	-
- US government	18.1	2.7	-	20.8	-	-
- other government	21.6	4.0	-	25.6	-	-
- corporate	-	2.3	0.2	2.5	10	(10)
- other financial institutions	0.2	39.3	5.5	45.0	310	(50)

	53.3	48.3	5.7	107.3	320	(60)
Equity shares	0.3	1.3	0.4	2.0	70	(70)

	53.6	49.6	6.1	109.3	390	(130)

Of which
Core	53.6	46.9	0.6	101.1
Non-Core	-	2.7	5.5	8.2

	53.6	49.6	6.1	109.3

For the notes to this table refer to page 110.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	30 June 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	33.1	-	33.1	-	-
- collateral	-	31.9	-	31.9	-	-
- other	-	1.6	0.1	1.7	-	(90)

	-	66.6	0.1	66.7	-	(90)

Customer accounts
- repos	-	83.5	-	83.5	-	-
- collateral	-	9.8	-	9.8	-	-
- other	-	10.3	-	10.3	20	(20)

	-	103.6	-	103.6	20	(20)

Debt securities in issue	-	38.3	2.8	41.1	70	(70)

Short positions	32.4	5.9	0.1	38.4	20	(20)

Derivatives
- foreign exchange	-	70.1	0.7	70.8	110	(30)
- interest rate	0.2	382.4	0.5	383.1	40	(40)
- equities and commodities	-	8.5	0.8	9.3	10	(10)
- credit	-	16.4	1.1	17.5	50	(80)

	0.2	477.4	3.1	480.7	210	(160)

Subordinated liabilities	-	0.9	-	0.9	-	-

	32.6	692.7	6.1	731.4	320	(360)

Proportion	4.5%	94.7%	0.8%	100%

Of which
Core	32.6	688.4	5.8	726.8
Non-Core	-	4.3	0.3	4.6

	32.6	692.7	6.1	731.4

For the notes to this table refer to page 110.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 March 2012
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	26.9	-	26.9	-	-
- collateral	-	29.4	-	29.4	-	-
- other	-	1.6	-	1.6	-	(70)

	-	57.9	-	57.9	-	(70)

Customer accounts
- repos	-	68.3	-	68.3	-	-
- collateral	-	8.8	-	8.8	-	-
- other	-	10.9	-	10.9	30	(30)

	-	88.0	-	88.0	30	(30)

Debt securities in issue	-	41.8	2.2	44.0	60	(60)

Short positions	31.4	5.7	0.2	37.3	-	(30)

Derivatives
- foreign exchange	-	68.6	1.0	69.6	50	(50)
- interest rate	0.2	348.7	0.7	349.6	70	(60)
- equities and commodities	-	8.9	0.8	9.7	10	(10)
- credit - APS (2)	-	-	0.1	0.1	50	-
- credit - other	-	16.4	1.2	17.6	60	(90)

	0.2	442.6	3.8	446.6	240	(210)

Subordinated liabilities	-	1.0	-	1.0	-	-

	31.6	637.0	6.2	674.8	330	(400)

Proportion	4.7%	94.4%	0.9%	100%

Of which
Core	31.6	632.7	5.8	670.1
Non-Core	-	4.3	0.4	4.7

	31.6	637.0	6.2	674.8

For the notes to this table refer to page 110.

Notes (continued)

13. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	23.3	-	23.3	-	-
- collateral	-	31.8	-	31.8	-	-
- other	-	2.4	-	2.4	-	-

	-	57.5	-	57.5	-	-

Customer accounts
- repos	-	65.5	-	65.5	-	-
- collateral	-	9.2	-	9.2	-	-
- other	-	10.8	-	10.8	20	(20)

	-	85.5	-	85.5	20	(20)

Debt securities in issue	-	45.0	2.2	47.2	80	(60)

Short positions	34.4	6.3	0.3	41.0	10	(100)

Derivatives
- foreign exchange	-	80.5	0.4	80.9	30	(20)
- interest rate	0.4	405.5	1.1	407.0	80	(90)
- equities and commodities	-	8.9	0.5	9.4	10	(10)
- credit - APS (2)	-	-	0.2	0.2	300	(40)
- credit - other	-	24.9	1.6	26.5	80	(130)

	0.4	519.8	3.8	524.0	500	(290)

Subordinated liabilities	-	0.9	-	0.9	-	-

	34.8	715.0	6.3	756.1	610	(470)

Proportion	4.6%	94.6%	0.8%	100%

Of which
Core	34.8	708.9	5.7	749.4
Non-Core	-	6.1	0.6	6.7

	34.8	715.0	6.3	756.1

Notes:
(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some of the portfolios, the sensitivities may be negatively correlated where a downward movement in one asset would produce an upward movement in another, but due to the additive presentation above, this correlation cannot be observed.

(2)	Asset Protection Scheme.

Notes (continued)

13. Financial instruments (continued)

Movement in level 3 portfolios

	1 January 2012	(Losses)/ gains			Purchases and issues	Sales and settlements	FX (2)	30 June 2012	Gains/(losses) recorded in the income statement relating to instruments held at 30 June 2012
			Level 3 transfers
			In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Fair value through profit or loss:
Loans and advances	760	(1)	5	(16)	69	(82)	(3)	732	(5)
Debt securities	2,243	181	546	(86)	367	(1,301)	(4)	1,946	43
Equity shares	573	8	33	(27)	134	(193)	(6)	522	4
Derivatives	6,732	(933)	26	(259)	372	(772)	(26)	5,140	(1,002)

	10,308	(745)	610	(388)	942	(2,348)	(39)	8,340	(960)

AFS:
Debt securities	5,697	106	86	(410)	-	(1,637)	1	3,843	(67)
Equity shares	395	63	20	-	9	(12)	(8)	467	7

	6,092	169	106	(410)	9	(1,649)	(7)	4,310	(60)

	16,400	(576)	716	(798)	951	(3,997)	(46)	12,650	(1,020)

Liabilities
Deposits	22	49	-	-	-	-	(1)	70	(7)
Debt securities in issue	2,199	34	107	(79)	827	(328)	(9)	2,751	34
Short positions	291	(155)	-	-	33	(21)	1	149	90
Derivatives	3,811	(437)	92	(206)	390	(542)	(18)	3,090	(668)
Other	-	-	-	-	-	-	-	-	-

	6,323	(509)	199	(285)	1,250	(891)	(27)	6,060	(551)

Net losses (1)		(67)							(469)

Notes:
(1)	Losses of £176 million and gains of £109 million were recognised in the income statement and statement of comprehensive income during the first half of 2012.
(2)	Foreign exchange movements.

Notes (continued)

14. Available-for-sale reserve

	Half year ended		Quarter ended
	30 June 2012	30 June 2011	30 June 2012	31 March 2012	30 June 2011
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(957)	(2,037)	(439)	(957)	(2,063)
Unrealised losses on Greek sovereign debt	-	(842)	-	-	(842)
Impairment of Greek sovereign debt	-	842	-	-	842
Other unrealised net gains	1,152	1,785	428	724	1,623
Realised net gains	(582)	(413)	(370)	(212)	(216)
Tax	(63)	(361)	(69)	6	(370)

At end of period	(450)	(1,026)	(450)	(439)	(1,026)

The H1 2012 movement in available-for-sale reserve primarily reflects unrealised net gains on securities of £1,158 million, largely as yields tightened on German, US and UK sovereign bonds.

In Q2 2011, as a result of the deterioration in Greece’s fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £733 million of unrealised losses recognised in available-for-sale reserves together with £109 million related interest rate hedge adjustments were recycled to the income statement. Further losses of £224 million were recorded in Q4 2011.

Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group’s sovereign exposures to these countries were not considered impaired at 30 June 2012.

15. Contingent liabilities and commitments

	30 June 2012			31 March 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	21,706	802	22,508	22,660	921	23,581	23,702	1,330	25,032
Other contingent liabilities	11,234	232	11,466	11,582	223	11,805	10,667	245	10,912

	32,940	1,034	33,974	34,242	1,144	35,386	34,369	1,575	35,944

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	221,091	6,941	228,032	225,237	11,575	236,812	227,419	12,544	239,963
Other commitments	1,303	70	1,373	666	1,919	2,585	301	2,611	2,912

	222,394	7,011	229,405	225,903	13,494	239,397	227,720	15,155	242,875

Total contingent liabilities and commitments	255,334	8,045	263,379	260,145	14,638	274,783	262,089	16,730	278,819

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

16. Litigation, investigations and reviews
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2012.

Other than as set out in the following sub-sections of this Note entitled ‘Litigation’ and ‘Investigations and reviews’, no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Group.

In each of the material legal proceedings, investigations and reviews described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on the Group. However, in the event that any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation
Set out below are descriptions of the material legal proceedings involving the Group.

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

Notes (continued)

16. Litigation, investigations and reviews (continued)
In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the Group’s American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims. The Group recently submitted a detailed response to a letter before action from one purported plaintiff group in the United Kingdom.

The Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously.

Other securitisation and securities related litigation in the United States
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased. As a result, the Group has become and expects that it may further be the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$85 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions. Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac).

Notes (continued)

16. Litigation, investigations and reviews (continued)
The primary FHFA lawsuit pending in the federal court in Connecticut relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees’ Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material. In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend itself vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations affecting the Group are set out under 'Investigations and reviews' on page 117.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a clawback action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Unarranged overdraft charges
RBS Citizens Financial Group, Inc (RBS Citizens) and its affiliates were among more than thirty banks named as defendants in US class action lawsuits alleging that the manner in which defendant banks posted transactions to consumer accounts caused customers to incur excessive overdraft fees. The complaints against RBS Citizens, which concern the period between 2002 and 2010 and were consolidated into one case, alleged that this conduct violated its duty of good faith and fair dealing, was unconscionable and constituted an unfair trade practice and a conversion of customers' funds. RBS Citizens has agreed to settle this matter for US$137.5 million and, as a result, the matter has been stayed. The Group has made a provision for the settlement although payment has not yet been made, pending court approval. If the settlement is given final approval by the United States District Court for the Southern District of Florida, consumers who do not opt out of the settlement will be deemed to have released any claims related to the allegations in the lawsuits.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Investigations and reviews
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant government and regulatory authorities, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

The Group is co-operating fully with the investigations, reviews and proceedings described below.

LIBOR
The Group continues to co-operate fully with investigations by various governmental and regulatory authorities into its submissions, communications and procedures relating to the setting of LIBOR and other interest rates. The relevant authorities include, amongst others, the US Commodity Futures Trading Commission, the US Department of Justice (Fraud Division), the FSA and the Japanese Financial Services Agency. The Group has dismissed a number of employees for misconduct as a result of its investigations into these matters.

The Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission, Department of Justice (Antitrust Division) and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other interest rates, as well as interest rate-related trading. The Group is also co-operating fully with these investigations.

It is not possible to reliably measure what effect these investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of fines or settlements.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Technology incident
On 19 June 2012, the Group was affected by a technology incident as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident and has made a provision of £125 million in its Q2 2012 results for this matter. Additional costs may arise once all redress and business disruption items are clear and a further update will be given in Q3.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (both from the UK and Ireland) and the Group could become a party to litigation. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules.

The Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients, who were sold structured collars. The Group has made a provision of £50 million in its Q2 2012 results for the redress it expects to offer to these customers. As the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

The Group will also write to non-sophisticated customers classified as retail clients sold other interest rate products (other than interest rate caps) on or after 1 December 2001 offering a review of their sale and, if it is appropriate in the individual circumstances, the Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients who have purchased interest rate caps will be entitled to approach the Group and request a review. At this stage, the Group is not able to estimate reliably the cost of redress for these customers.

The redress exercise and the past business review will be scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FSA.

Notes (continued)

16. Litigation, investigations and reviews (continued)

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected later in 2012. The Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) in March 2008, and the Group intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC advised it would no longer investigate the non-compliance issue. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment on 24 May 2012, upholding the EC’s original decision. The Group understands that MasterCard has appealed further and is considering the basis of MasterCard's appeal and whether the Group should intervene in the proceedings.

Visa’s cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. In March 2008, the EC opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and in April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, in April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it has issued a Supplementary Statement of Objections regarding consumer credit cards in the EEA. The EC's preliminary view is that these MIFs restrict competition between banks and infringe European antitrust rules.

Notes (continued)

16. Litigation, investigations and reviews (continued)
In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (CAT) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. In February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court’s judgment. The OFT has advised that it is currently reviewing the implications of the European General Court judgment for its own investigations and that it will issue a project update in due course.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector.

Payment Protection Insurance
In January 2009, the Competition Commission (CC) announced its intention to order a range of remedies in relation to Payment Protection Insurance (PPI), including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). In October 2010, the CC published its final decision on remedies which confirmed the point of sale prohibition. In March 2011, the CC issued a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies came into force in two parts, in October 2011 and April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then recorded an additional provision of £850 million in respect of PPI. In the first half of 2012 an additional provision of £260 million was recorded, with an overall total of £1.3 billion accrued as at 30 June 2012. During 2011, the Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCA) in the United Kingdom. The OFT found evidence of competition and several positive features in the PCA market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

Notes (continued)

16. Litigation, investigations and reviews (continued)
On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and PCA providers to address the OFT’s concerns about transparency and switching, following its market study. PCA providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to review the market again fully in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. In March 2011, the OFT published its update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

In May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

Notes (continued)

16. Litigation, investigations and reviews (continued)
On 13 July 2012, the OFT launched its planned review of the PCA market. The review will look at whether the initiatives agreed by the OFT with banks have been successful. The OFT has also announced a wider programme of work on retail banking and will consider the operation of the payment systems and the banking market for SMEs. The PCA review and wider programme of work are aimed at informing the OFT’s response to the Independent Commission on Banking’s recommendation that the OFT consider making a reference to the Competition Commission by 2015 if it had not already done so and if sufficient improvements in the market have not been made by that time.

Private motor insurance
In December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT issued its report on 31 May 2012 and has advised that it believes there are features of the market that potentially restrict, distort or prevent competition in the market and that would merit a referral to the Competition Commission (CC). The OFT’s particular focus is on credit hire replacement vehicles and third party vehicle repairs. Following publication of the consultation, which closed on 6 July 2012, the Group is awaiting the OFT’s decision on whether to refer the market to the CC. If a referral is made, this is likely to take place in the second half of 2012. At this stage, it is not possible to estimate with any certainty the effect the market study and any related developments may have on the Group.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (Final Report). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

On 19 December 2011, the UK Government published a response to the Final Report (the ‘Response’), reaffirming its intention to accept the majority of the ICB’s recommendations. The Government agreed that “vital banking services - in particular the taking of retail deposits - should only be provided by ‘ring-fenced banks’, and that these banks should be prohibited from undertaking certain investment banking activities.” It also broadly accepted the ICB’s recommendations on loss absorbency and on competition.

Following an extensive first consultation, the UK Government published a White Paper on 14 June 2012 (White Paper), setting out its more detailed proposals for implementing the ICB’s recommendations. Its intention remains to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and for banks to comply with all the measures proposed in the paper by 2019, as the ICB recommended. The Government also reaffirmed its determination that changes to the account switching process should be completed by September 2013, as already scheduled. A further period of consultation has now been established, which runs until 6 September 2012.

The content of the White Paper was broadly in line with expectations following the Response, with ring-fencing to be implemented as set out in the ICB recommendations and loss-absorbency requirements also largely consistent.

Notes (continued)

16. Litigation, investigations and reviews (continued)
With regard to the competition aspects, the White Paper supports the Payment Council proposals to increase competition by making account switching easier and confirms that the Bank of England and the FSA will publish reviews on how prudential standards and conduct requirements can be a barrier to market entry. The White Paper also urges the OFT to consider what further transparency measures would be appropriate during its review of the PCA market in the second half of this year and a consultation regarding the structure of UK Payments Council is recommended.

While the UK Government’s White Paper provides some additional detail, until the further consultation is concluded and significantly more is known on the precise detail of the legislative and regulatory framework it is not possible to estimate the potential impact of these measures with any level of precision.

The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the proposals set out in the White Paper, the effects of which could have a negative impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Securitisation and collateralised debt obligation business
In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation is in its preliminary stages and it is not possible to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business. The investigation is ongoing and the Group continues to provide requested information.

Notes (continued)

16. Litigation, investigations and reviews (continued)
In September 2010, RBS subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General continues. It is not expected to have a material adverse effect on the Group’s net assets, operating results or cash flows in any particular period.

US mortgages - loan repurchase matters
The Group’s Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and the end of June 2012, M&IB N.A. received approximately US$512 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A..

However, repurchase demands presented to M&IB N.A. are subject to challenge and, to date, M&IB N.A. has rebutted a significant percentage of these claims.

RBS Citizens has not been an issuer or underwriter of non-agency RMBS. However, RBS Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, RBS Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and the end of June 2012, RBS Citizens received US$69.1 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to RBS Citizens are subject to challenge and, to date, RBS Citizens has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, RBS Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

Notes (continued)

16. Litigation, investigations and reviews (continued)
The volume of repurchase demands is increasing and is expected to continue to increase, and the Group cannot currently estimate what the ultimate exposure of M&IB N.A. or RBS Citizens may be. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the Group's US operations and RBS and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date.

On 27 July 2011, the Group consented to the issuance of a Cease and Desist Order (the Order) setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of the RBS plc and RBS N.V. branches in 2010. The Order requires the Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. The Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s net assets, operating results or cash flows in any particular period.

The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS and its subsidiaries, could have a material adverse effect on the Group's net assets, operating results or cash flows in any particular period.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (EVRF) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently, on 11 January 2011 the FSA revised the investigation start date to December 2003.

Notes (continued)

16. Litigation, investigations and reviews (continued)
On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million. The FSA did not make any findings on the suitability of advice given in individual cases. Nonetheless, Coutts & Co has agreed to undertake a past business review of its sales of the product. This review is being overseen by an independent third party and considers the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008. For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 26 March 2012, the FSA published a Final Notice that it had reached a settlement with Coutts & Co under which Coutts agreed to pay a fine of £8.75 million. This follows an investigation by the FSA into Coutts & Co’s anti-money laundering (AML) systems and controls in relation to high risk clients. The fine relates to historic activity undertaken between December 2007 and November 2010.

Coutts & Co has cooperated fully and openly with the FSA throughout the investigation. Coutts & Co has accepted the findings contained in the FSA's Final Notice regarding certain failures to meet the relevant regulatory standards between December 2007 and November 2010. Coutts & Co has found no evidence that money laundering took place during that time.

Since concerns were first identified by the FSA, Coutts & Co has enhanced its client relationship management process which included a review of its AML procedures, and is confident in its current processes and procedures.

On 18 January 2012, the FSA published its Final Notice having reached a settlement with U K Insurance Limited for breaches of Principle 2 by Direct Line and Churchill (the Firms), under which U K Insurance Limited agreed to pay a fine of £2.17 million. The Firms were found to have acted without due skill, care and diligence in the way that they responded to the FSA's request to provide it with a sample of their closed complaint files. The Firms' breaches of Principle 2 did not result in any customer detriment.

In March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. With respect to the latter inquiry, in March 2012, the SEC communicated to the Group that it had completed its investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

17. Other developments
Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

Notes (continued)

17. Other developments (continued)
It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of substantially all of the UK business was completed during Q4 2011. A large part of the remainder of the Proposed Transfers is expected to have taken place by the end of 2012.

On 26 March 2012, the Boards of The Royal Bank of Scotland Group plc (RBSG), RBS plc, RBS Holdings N.V., RBS N.V. and RBS II B.V. announced that (1) RBS N.V. (as the demerging company) and RBS II B.V. (as the acquiring company) filed a proposal with the Dutch Trade Register for a legal demerger and (2) following a preliminary hearing at the Court of Session in Scotland, RBS plc and RBS II B.V. made filings with Companies House in the UK and the Dutch Trade Register respectively for a proposed cross-border merger of RBS II B.V. into RBS plc (“the Dutch Scheme”).

Upon implementation of these proposals, a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. will be transferred to RBS plc. Implementation will be by the demerger of the transferring businesses into RBS II B.V. by way of a Dutch statutory demerger followed by the merger of RBS II B.V. into RBS plc through a cross-border merger. RBS plc and RBS N.V. have discussed the transfer in detail with De Nederlandsche Bank and the Financial Services Authority.

On 18 June 2012, the Court of Session in Scotland made an order approving the completion of the Merger. This order fixed the effective date of the Merger and its effects as 9 July 2012.

On 4 July 2012, it was announced that RBSG, RBS plc, RBS Holdings N.V., RBS N.V. and RBS II B.V. had decided that, as a result of technology issues which affected the RBS Group in the UK and Ireland, it would be prudent to defer the implementation of the Dutch Scheme. On 20 July 2012, it was announced that the Dutch Scheme is now expected to be implemented on 10 September 2012, subject to (among other matters) regulatory approvals and the approval of the Court of Session in Scotland.

Rating agencies
On 15 February 2012, the rating agency Moody’s Investor Service (“Moody’s”) placed on review for possible downgrade, or extended reviews on, the ratings of 114 European banks and 17 firms with global capital markets activities. Included in the rating reviews were the ratings of RBS and certain subsidiaries. Moody’s cited three reasons for their reviews across all of the affected firms; (i) the adverse and prolonged impact of the euro area crisis; (ii) the deteriorating creditworthiness of euro area sovereigns; and (iii) the substantial challenges faced by banks and securities firms with significant capital market activities.

On 22 February 2012, Moody’s also placed on review for possible downgrade selected ratings of North American bank subsidiaries of European banks. Included in these rating actions were the ratings of RBS Citizens, N.A. and Citizens Bank of Pennsylvania.

Notes (continued)

17. Other developments (continued)
Moody’s completed its ratings review on the Group on 21 June 2012. As a result the agency downgraded RBS Group plc’s long-term ratings by one-notch (short-term ratings were affirmed unchanged) whilst downgrading ratings of RBS plc, NatWest Plc, RBS N.V., RBS Citizens, N.A. and Citizens Bank of Pennsylvania by one-notch: long term ratings and short term ratings. The long term ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd were downgraded by one-notch whilst the short-term ratings of these entities were affirmed as unchanged.

The outlook on RBS plc’s standalone rating is now stable reflecting Moody’s view that capital markets-related risk factors have now been fully incorporated into the bank’s standalone rating. The outlook on RBS plc’s long-term rating is negative (in line with other large UK banks) reflecting Moody’s’ view that government support for large UK banks may be lowered in the medium term.

There was very limited impact from these downgrades given the underlying robust improvement in the Group’s liquidity, funding and capital position.

On 17 July 2012, Fitch affirmed its ratings on the Group and its subsidiaries. Fitch’s ratings outlooks were also affirmed as unchanged at this time except for the outlook on Ulster Bank Ireland Ltd which was changed to Negative from Stable. This Negative outlook is in line with the outlook on the sovereign (Republic of Ireland).

No material rating actions have been undertaken on the Group or its subsidiaries by Standard & Poor’s since the start of the year.

Notes (continued)

18. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Asset Protection Scheme
The Group is party to the UK Government’s Asset Protection Scheme (APS). Under the APS the Group purchased credit protection over a portfolio of specified assets and exposures (covered assets) from Her Majesty’s Treasury. The contract is accounted for as a derivative financial instrument and recognised as a liability at a fair value of £25 million (31 December 2011 - £231 million). Changes in fair value of £45 million (2011 - £906 million) were charged to profit or loss (Income from trading activities).

Government credit and asset-backed securities guarantee schemes
Under these schemes the UK Government guarantees eligible debt issued by qualifying institutions for a fee. During the first half of 2012 the Group repaid all its borrowings under these schemes. At 31 December 2011, the amount outstanding was £21.3 billion.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

National Loan Guarantee Scheme
Under the UK Government's National Loan Guarantee Scheme, launched on 20 March 2012, eligible customers receive a 1 per cent discount on their funding rate. Up to 30 June 2012, the Group had provided loans and asset finance facilities of £470 million under this scheme.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2011 are included in the Group’s 2011 Annual Report.

Notes (continued)

19. Post balance sheet events
There have been no significant events between 30 June 2012 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

20. Consolidating financial information
The Royal Bank of Scotland plc ('RBS plc') is a wholly owned subsidiary of The Royal Bank of Scotland Group plc ('RBSG plc') and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc. RBS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

-	RBSG plc on a stand-alone basis as guarantor
-	RBS plc on a stand-alone basis as issuer
-	Non-guarantor Subsidiaries of RBSG Company and RBS Company on a combined basis ('Subsidiaries')
-	Consolidation adjustments; and
-	RBSG plc consolidated amounts ('RBSG Group').

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the results for the period of RBSG plc and RBS plc in the information below by £(1,954) million and £(140) million respectively for the six months ended 30 June 2012 and by (£1,654) million and £(1,349) million for the six months ended 30 June 2011).

The net assets of RBSG plc and RBS plc in the information below would also be increased/(decreased) by £14,325 million and £6,014 million respectively at 30 June 2012 (£15,430 million and £6,389 million at 31 December 2011).

The amounts in the tables below do not include amounts attributable to non-controlling interests.

Income statement
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2012	£m	£m	£m	£m	£m

Net interest income	219	1,885	3,736	130	5,970
Non-interest income	90	2,654	1,839	(1,157)	3,426
Insurance net premium income	-	-	1,867	-	1,867
Total income	309	4,539	7,442	(1,027)	11,263

Operating expenses	(1)	(4,193)	(4,778)	78	(8,894)
Insurance net claims	-	-	(1,225)	-	(1,225)
Impairment losses	(196)	(842)	(1,729)	118	(2,649)
Operating profit/(loss) before tax	112	(496)	(290)	(831)	(1,505)
Tax	(72)	(88)	(378)	109	(429)
Profit/(loss)from continuing operations	40	(584)	(668)	(722)	(1,934)
Profit from discontinued operations, net of tax	-	-	1	-	1
Profit/(loss)for the period	40	(584)	(667)	(722)	(1,933)

	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2011	£m	£m	£m	£m	£m

Net interest income	261	2,131	4,097	39	6,528
Non-interest income	54	4,527	2,306	(358)	6,529
Insurance net premium income	-	-	2,239	-	2,239
Total income	315	6,658	8,642	(319)	15,296

Operating expenses	-	(4,302)	(5,159)	129	(9,332)
Insurance net claims	-	-	(1,705)	-	(1,705)
Impairment losses	-	(571)	(4,384)	(98)	(5,053)
Operating profit/(loss) before tax	315	1,785	(2,606)	(288)	(794)
Tax	(86)	(563)	(100)	104	(645)
Profit/(loss) from continuing operations	229	1,222	(2,706)	(184)	(1,439)
Loss from discontinued operations, net of tax	-	-	31	-	31
Profit/(loss) for the period	229	1,222	(2,675)	(184)	(1,408)

Statement of comprehensive income
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2012	£m	£m	£m	£m	£m
Profit/(loss) for the period	40	(584)	(667)	(722)	(1,933)
Other comprehensive income/(loss)
Available-for-sale financial assets	-	(270)	217	644	591
Cash flow hedges	-	413	86	196	695
Currency translation	-	20	(277)	(239)	(496)
Actuarial losses on defined benefit plans	-	-	(2)	2	-
Other comprehensive income/(loss) before tax	-	163	24	603	790
Tax credit/(charge)	-	8	(46)	(218)	(256)
Other comprehensive income/(loss) after tax	-	171	(22)	385	534
Total comprehensive income/(loss) for the period	40	(413)	(689)	(337)	(1,399)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	-	-	(28)	15	(13)
Preference shareholders	76	36	181	(217)	76
Ordinary and B shareholders	(36)	(449)	(842)	(135)	(1,462)
	40	(413)	(689)	(337)	(1,399)

Statement of comprehensive income
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2011	£m	£m	£m	£m	£m
Profit/(loss) for the period	229	1,222	(2,675)	(184)	(1,408)
Other comprehensive income/(loss)
Available-for-sale financial assets	-	241	1,013	115	1,369
Cash flow hedges	-	121	150	90	361
Currency translation	-	(13)	(682)	394	(301)
Actuarial losses on defined benefit plans	-	-	(3)	3	-
Other comprehensive income/(loss) before tax	-	349	478	602	1,429
Tax (charge)/credit	-	(97)	(599)	204	(492)
Other comprehensive income/(loss) after tax	-	252	(121)	806	937
Total comprehensive income/(loss) for the period	229	1,474	(2,796)	622	(471)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	-	-	26	(32)	(6)
Preference shareholders	-	37	102	(139)	-
Ordinary and B shareholders	229	1,437	(2,924)	793	(465)
	229	1,474	(2,796)	622	(471)

Balance sheets
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
At 30 June 2012	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	61,072	17,575	-	78,647
Loans and advances to banks	21,004	106,719	309,820	(360,402)	77,141
Loans and advances to customers	2,774	335,957	299,017	(142,587)	495,161
Debt securities	1,525	139,956	90,843	(44,698)	187,626
Equity shares	-	9,306	4,560	(775)	13,091
Investments in Group undertakings	53,897	33,236	12,106	(99,239)	-
Settlement balances	-	9,461	5,834	17	15,312
Derivatives	1,403	496,196	21,732	(32,899)	486,432
Intangible assets	-	986	7,157	6,745	14,888
Property, plant and equipment	-	2,323	9,005	9	11,337
Deferred tax	1	2,542	840	119	3,502
Prepayments, accrued income and other assets	22	4,555	9,295	(2,889)	10,983
Assets of disposal groups	-	18,650	2,419	-	21,069
Total assets	80,626	1,220,959	790,203	(676,599)	1,415,189

Liabilities
Deposits by banks	1,416	248,121	222,589	(365,382)	106,744
Customer accounts	694	256,050	372,571	(127,596)	501,719
Debt securities in issue	9,020	82,465	70,176	(41,806)	119,855
Settlement balances	-	9,544	5,582	-	15,126
Short positions	-	22,377	17,001	(1,002)	38,376
Derivatives	6	489,876	23,772	(32,909)	480,745
Accruals, deferred income and other liabilities	793	6,699	4,196	7,132	18,820
Retirement benefit liabilities	-	25	264	1,502	1,791
Deferred tax	-	-	2,196	(381)	1,815
Insurance liabilities	-	-	6,357	(35)	6,322
Subordinated liabilities	9,006	29,298	9,640	(22,348)	25,596
Liabilities of disposal groups	-	20,525	2,539	-	23,064
Total liabilities	20,935	1,164,980	736,883	(582,825)	1,339,973
Non-controlling interests	-	-	1,461	(261)	1,200
Equity owners	59,691	55,979	51,859	(93,513)	74,016

Total equity	59,691	55,979	53,320	(93,774)	75,216

Total liabilities and equity	80,626	1,220,959	790,203	(676,599)	1,415,189

Balance sheets
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
At 31 December 2011	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	64,261	15,008	-	79,269
Loans and advances to banks	18,368	109,040	352,420	(396,518)	83,310
Loans and advances to customers	4,056	351,123	316,881	(156,454)	515,606
Debt securities	1,568	181,460	102,311	(76,259)	209,080
Equity shares	-	10,486	5,478	(781)	15,183
Investments in Group undertakings	53,871	32,164	12,107	(98,142)	-
Settlement balances	-	4,059	3,713	(1)	7,771
Derivatives	1,502	537,297	24,781	(33,962)	529,618
Intangible assets	-	876	7,251	6,731	14,858
Property, plant and equipment	-	2,244	9,629	(5)	11,868
Deferred tax	1	2,584	1,115	178	3,878
Prepayments, accrued income and other assets	24	5,338	8,046	(2,432)	10,976
Assets of disposal groups	-	18,715	6,709	26	25,450
Total assets	79,390	1,319,647	865,449	(757,619)	1,506,867

Liabilities
Deposits by banks	1,091	234,297	235,983	(362,567)	108,804
Customer accounts	977	296,902	376,643	(171,567)	502,955
Debt securities in issue	8,373	114,524	113,307	(73,583)	162,621
Settlement balances	-	3,517	3,960	-	7,477
Short positions	-	24,858	16,950	(769)	41,039
Derivatives	79	530,855	27,011	(33,962)	523,983
Accruals, deferred income and other liabilities	704	8,840	14,862	(1,281)	23,125
Retirement benefit liabilities	-	25	423	1,791	2,239
Deferred tax	-	-	2,381	(436)	1,945
Insurance liabilities	-	-	6,347	(35)	6,312
Subordinated liabilities	8,777	30,014	9,393	(21,865)	26,319
Liabilities of disposal groups	-	20,478	3,517	-	23,995
Total liabilities	20,001	1,264,310	810,777	(664,274)	1,430,814
Non-controlling interests	-	-	1,570	(336)	1,234
Equity owners	59,389	55,337	53,102	(93,009)	74,819

Total equity	59,389	55,337	54,672	(93,345)	76,053

Total liabilities and equity	79,390	1,319,647	865,449	(757,619)	1,506,867

Cash Flow Statements
	RBSG plc	RBS plc	Subsidiaries	Consolidation adjustments	RBSG Group
For the six months ended 30 June 2012	£m	£m	£m	£m	£m

Net cash flows from operating activities	1,907	(29,366)	18,767	(8,415)	(17,107)
Net cash flows from investing activities	(1,000)	34,388	(18,285)	3,594	18,697
Net cash flows from financing activities	46	692	3,776	(4,554)	(40)
Effects of exchange rate changes on cash and cash equivalents	(59)	(2,491)	(1,425)	867	(3,108)
Net increase/(decrease) in cash and cash equivalents	894	3,223	2,833	(8,508)	(1,558)

Cash and cash equivalents at the beginning of the period	1,883	125,332	185,013	(159,573)	152,655

Cash and cash equivalents at the end of the period	2,777	128,555	187,846	(168,081)	151,097

	RBSG plc	RBS plc	Subsidiaries	Consolidation Adjustments	RBSG Group
For the six months ended 30 June 2011	£m	£m	£m	£m	£m

Net cash flows from operating activities	(455)	3,899	11,101	(6,293)	8,252
Net cash flows from investing activities	193	(3,064)	(3,686)	2,195	(4,362)
Net cash flows from financing activities	(453)	(870)	1,612	(1,501)	(1,212)
Effects of exchange rate changes on cash and cash equivalents	58	1,009	(1,099)	514	482
Net (decrease)/increase in cash and cash equivalents	(657)	974	7,928	(5,085)	3,160

Cash and cash equivalents at the beginning of the period	2,357	114,379	169,284	(133,490)	152,530

Cash and cash equivalents at the end of the period	1,700	115,353	177,212	(138,575)	155,690

Risk and balance sheet management

General overview
The following table defines the main types of risk managed by the Group and presents a summary of the key developments for each risk in the first half of 2012.

Risk type	Definition	H1 2012 summary
Capital risk	The risk that the Group has insufficient capital.
The Core tier 1 ratio was 11.1%, despite regulatory changes increasing risk-weightings on various asset categories, particularly commercial real estate. The Group reduced RWAs in Markets and successfully restructured a large derivative position in Non-Core. Refer to the Capital section.

Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
The Group maintained its trajectory towards a more stable deposit-led balance sheet with the loan:deposit ratio improving from 108% at 31 December 2011 to 104% at 30 June 2012. Short-term wholesale funding declined significantly from £102 billion at 31 December 2011 to £62 billion, covered 2.5 times by the liquidity buffer which was maintained at £156 billion. Refer to the Liquidity and funding risk section.

Credit risk (including counterparty risk)	The risk that the Group will incur losses owing to the failure of a customer to meet its obligation to settle outstanding amounts.
The Group’s credit performance improved; the H1 2012 impairment charge of £2.7 billion was 34% lower than the H1 2011 charge. This was despite continued economic stress within the eurozone, including Ireland, and depressed markets elsewhere. Progress continued in reducing key credit concentration risks, with exposure to commercial real estate 7% lower than at 31 December 2011. Refer to the Credit risk section.

Country risk	The risk of material losses arising from significant country-specific events.
Sovereign risk continues to increase, resulting in further rating downgrades for a number of countries, including several eurozone members. Total eurozone exposures decreased by 8% to £218 billion in H1 2012 and within that exposures to the periphery, fell by 10% to £69 billion. The Group participated in the Greek sovereign bond restructuring in March 2012 and sold all resulting new Greek sovereign bonds as well as parts of its Spanish and Portuguese bond holdings. A number of further advanced countries were brought under limit control and exposure to a range of countries was further reduced. Refer to the Country risk section.

Risk and balance sheet management

General overview (continued)

Risk type	Definition	H1 2012 summary
Market risk	The risk arising from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities.	During H1 2012, the Group continued to manage down its market risk exposure in Non-Core through the disposal of assets and unwinding of trades. Refer to the Market risk section.
Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.
Direct Line Group introduced enhanced claims management systems and processes, improving its ability to handle and understand insured events. In addition, improvements in the Group's insurance risk policy, associated minimum standards and key risk indicators were implemented.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
The Group continued to focus on tight management of operational risks, particularly with regard to risk and control assessment (including change risk assessment), scenario analysis and statistical modelling for capital requirements. The level of operational risk remains high due to the continued scale of structural change occurring across the Group, the pace of regulatory change, the economic downturn and other external threats, such as e-crime.

During June 2012, the Group’s technology incident led to significant payment system disruption. A detailed investigation is underway into the root cause of the problem.

Compliance risk	The risk arising from non-compliance with national and international laws, rules and regulations.
The Group agreed its conduct risk appetite and made significant progress towards finalising and embedding the associated policy framework and governance. In addition, Group-wide implementation of its Anti Money Laundering Change Programme continued.

Risk and balance sheet management

General overview (continued)

Risk type	Definition	H1 2012 summary
Reputational risk	The risk of brand damage arising from financial and non-financial events arising from the failure to meet stakeholders’ expectations of the Group’s performance and behaviour.
The Group Sustainability Committee oversaw further development of the Group's policies for environmental, social and ethical risks focusing on the power generation and gambling sectors. As part of the Group’s commitment to stakeholder engagement, the Group Sustainability Committee also met with key non-governmental organisations to discuss concerns over high profile issues including tax, oil and gas investment, corporate transparency and agricultural commodity trading.

The disruption experienced by customers due to the Group's recent technology incident has presented reputational risks. The Group has informed customers that they will not suffer financially as a result and is undertaking an independent review of the incident.

Business risk	The risk of lower-than-expected revenues and/or higher-than-expected operating costs.	Business risk is fully incorporated within the Group’s stress testing process through an analysis of the potential movement in revenues and operating costs under stress scenarios.
Pension risk	The risk that the Group will have to make additional contributions to its defined benefit pension schemes.
The Group continued to focus on improving pension risk management systems and modelling. This included the development of a policy setting out the governance framework for managing the Group’s risk as sponsor of its defined pension schemes.

Risk and balance sheet management

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. Capital adequacy and risk management are closely aligned. The Group’s risk-weighted assets and risk asset ratios, calculated in accordance with Financial Services Authority (FSA) definitions, are set out below.

	30 June 2012	31 March 2012	31 December 2011
Risk-weighted assets (RWAs) by risk	£bn	£bn	£bn

Credit risk	334.8	332.9	344.3
Counterparty risk	53.0	56.8	61.9
Market risk	54.0	61.0	64.0
Operational risk	45.8	45.8	37.9

	487.6	496.5	508.1
Asset Protection Scheme relief	(52.9)	(62.2)	(69.1)

	434.7	434.3	439.0

Risk asset ratios	%	%	%

Core Tier 1	11.1	10.8	10.6
Tier 1	13.4	13.2	13.0
Total	14.6	14.0	13.8

Key points
•	The Core Tier 1 ratio improved to 11.1% reflecting reductions in RWAs and capital deductions. Gross RWAs decreased by £20.5 billion in H1 2012, 4%, primarily in Markets and Non-Core.

•
Non-Core RWAs decreased by £10.6 billion as a result of sales, run-off, market risk movements and the impact of restructuring a large derivative exposure to a highly leveraged counterparty, which was partly offset by increases to regulatory risk-weightings.

•	In Markets, less market risk and a smaller balance sheet led to lower RWAs.

•
Market risk RWAs decreased by £10.0 billion in the first half of 2012 and £7.0 billion in Q2 2012 reflecting de-risking of the Non-Core portfolio and a reduction in trading VaR in both Markets and Non-Core.

•
The Asset Protection Scheme relief decreased by £16.2 billion in the first half of 2012, £9.3 billion in Q2 2012. This results from the £19.6 billion (Q2 2012 - £8.6 billion) drop in covered assets to £112.2 billion at 30 June 2012.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)
The Group’s regulatory capital resources in accordance with FSA definitions were as follows:

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	74,016	73,416	74,819
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	69,272	68,672	70,075

Non-controlling interests
Non-controlling interests per balance sheet	1,200	1,215	1,234
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)	(259)
	393	408	427

Regulatory adjustments and deductions
Own credit	(402)	(845)	(2,634)
Unrealised losses on AFS debt securities	520	547	1,065
Unrealised gains on AFS equity shares	(70)	(108)	(108)
Cash flow hedging reserve	(1,399)	(921)	(879)
Other adjustments for regulatory purposes	637	630	571
Goodwill and other intangible assets	(14,888)	(14,771)	(14,858)
50% excess of expected losses over impairment provisions (net of tax)	(2,329)	(2,791)	(2,536)
50% of securitisation positions	(1,461)	(1,530)	(2,019)
50% of APS first loss	(2,118)	(2,489)	(2,763)
	(21,510)	(22,278)	(24,161)

Core Tier 1 capital	48,155	46,802	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,082	1,064	1,094
Innovative/hybrid Tier 1 securities	4,466	4,557	4,667
	9,861	9,934	10,074

Tier 1 deductions
50% of material holdings	(313)	(300)	(340)
Tax on excess of expected losses over impairment provisions	756	906	915
	443	606	575

Total Tier 1 capital	58,459	57,342	56,990

Qualifying Tier 2 capital
Undated subordinated debt	1,958	1,817	1,838
Dated subordinated debt - net of amortisation	13,346	13,561	14,527
Unrealised gains on AFS equity shares	70	108	108
Collectively assessed impairment provisions	552	571	635
Non-controlling Tier 2 capital	11	11	11
	15,937	16,068	17,119

Tier 2 deductions
50% of securitisation positions	(1,461)	(1,530)	(2,019)
50% excess of expected losses over impairment provisions	(3,085)	(3,697)	(3,451)
50% of material holdings	(313)	(300)	(340)
50% of APS first loss	(2,118)	(2,489)	(2,763)
	(6,977)	(8,016)	(8,573)

Total Tier 2 capital	8,960	8,052	8,546

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Supervisory deductions
Unconsolidated Investments
- Direct Line Group	(3,642)	(4,130)	(4,354)
- Other investments	(141)	(248)	(239)
Other deductions	(197)	(212)	(235)

	(3,980)	(4,590)	(4,828)

Total regulatory capital	63,439	60,804	60,708

Movement in Core Tier 1 capital	£m

At 1 January 2012	46,341
Attributable profit net of movements in fair value of own debt	242
Share capital and reserve movements in respect of employee benefits	659
Foreign currency reserves	(461)
Decrease in non-controlling interests	(34)
Decrease in capital deductions including APS first loss	1,410
Decrease in goodwill and intangibles	(30)
Other movements	28

At 30 June 2012	48,155

Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
30 June 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	39.6	-	-	7.8	47.4
UK Corporate	70.8	-	-	8.6	79.4
Wealth	10.3	-	0.1	1.9	12.3
International Banking	41.2	-	-	4.8	46.0
Ulster Bank	34.7	0.9	0.1	1.7	37.4
US Retail & Commercial	52.5	1.1	-	4.9	58.5

Retail & Commercial	249.1	2.0	0.2	29.7	281.0
Markets	15.7	33.4	43.1	15.7	107.9
Other	10.5	0.2	0.2	1.8	12.7

Core	275.3	35.6	43.5	47.2	401.6
Non-Core	56.4	17.4	10.5	(1.6)	82.7

Group before RFS Holdings MI	331.7	53.0	54.0	45.6	484.3
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	334.8	53.0	54.0	45.8	487.6
APS relief	(46.2)	(6.7)	-	-	(52.9)

Net RWAs	288.6	46.3	54.0	45.8	434.7

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division (continued)

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
31 March 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	40.4	-	-	7.8	48.2
UK Corporate	68.3	-	-	8.6	76.9
Wealth	10.9	-	0.1	1.9	12.9
International Banking	37.0	-	-	4.8	41.8
Ulster Bank	35.9	0.7	0.1	1.7	38.4
US Retail & Commercial	52.8	0.9	-	4.9	58.6

Retail & Commercial	245.3	1.6	0.2	29.7	276.8
Markets	15.0	36.5	48.4	15.7	115.6
Other	9.0	0.2	-	1.8	11.0

Core	269.3	38.3	48.6	47.2	403.4
Non-Core	60.6	18.5	12.4	(1.6)	89.9

Group before RFS Holdings MI	329.9	56.8	61.0	45.6	493.3
RFS Holdings MI	3.0	-	-	0.2	3.2

Group	332.9	56.8	61.0	45.8	496.5
APS relief	(53.9)	(8.3)	-	-	(62.2)

Net RWAs	279.0	48.5	61.0	45.8	434.3

31 December 2011

UK Retail	41.1	-	-	7.3	48.4
UK Corporate	71.2	-	-	8.1	79.3
Wealth	10.9	-	0.1	1.9	12.9
International Banking	38.9	-	-	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	-	4.7	59.3

Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	-	2.0	12.0

Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3

Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	-	-	0.2	3.1

Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	-	-	(69.1)

Net RWAs	284.7	52.4	64.0	37.9	439.0

Regulatory developments
The regulatory change agenda remains intense, although we are now seeing a change of emphasis. At a global level, the G20 financial sector reform action plan, first developed in 2008, has mostly been addressed, with focus at that forum now shifting to growth and other issues. The G20 is expected to endorse policy proposals on ‘shadow banking’ by the end of 2012 but its regulation agenda is increasingly geared towards the implementation of agreed standards. Although policy initiation at the G20 level is drawing to an end, there remains a substantial pipeline of policy development, particularly in the EU and US, and RBS does not anticipate any easing of this for some time.

Risk and balance sheet management (continued)

Balance sheet management: Regulatory capital developments (continued)
In the H1 2012, there were new regulatory proposals in Europe for data protection and crisis management as well as initial discussions on a banking union and the launch of the Liikanen Group to look at a structural reform of the industry. Negotiations, which are still incomplete, continued throughout the period on the adoption of the Basel III enhanced capital and liquidity standards in Europe. The European Banking Authority published several draft technical standards in anticipation of final agreement.

Basel III capital proposals were also issued in the US, as well as final rules for Basel 2.5. These were drawn up to be consistent with the Dodd-Frank Act and several other proposed and final rules were issued under the auspices of that legislation during the period. Significant activity took place in both Europe and the US to finalise rules requiring central clearing, where possible, and other reforms of over-the-counter (OTC) derivatives, as the end of 2012 deadline set by the G20 approaches. Additionally, work continued on the finalisation of recovery and resolution planning frameworks for Europe and the UK.

In the UK, the Financial Services Bill to introduce the ‘twin peaks’ model of financial regulation was published as the FSA continued to alter its structure in anticipation of its formal split into the Prudential Regulation Authority and the Financial Conduct Authority in 2013. The government also published its White Paper on the implementation of the Vickers Report. The Group is evaluating the impact of these developments.

CRD IV impacts
The Group, in conjunction with the FSA, continues to evaluate its models for the assessment of RWAs ascribed to credit risk across various classes. This together with the changes introduced by CRD IV relating primarily to counterparty risk, is expected to increase RWA requirements by the end of 2013 by £50 billion to £65 billion. These estimates are still subject to change; a degree of uncertainty remains around implementation details as the guidelines are not finalised and must still be enacted into EU law. There could be other future changes and associated impacts from these model reviews. See page 73 of the Group’s 2011 Annual Report on background on Basel III and related proposals. The Group is also in the process of implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. This is projected to increase RWA requirements by circa £20 billion by the end of 2013, of which circa £10 billion will apply in 2012. Certain of the changes referred to above have been implemented, adding circa £15 billion to RWAs as of 30 June 2012.

The reported Core Tier 1 ratio following the implementation of the above changes is currently projected(1) to be 10.3% at 31 December 2013, while the fully loaded Basel III Core Tier 1 ratio at that date is estimated at 9.0% - 9.5%.

CRD IV legislation implementing Basel III proposals was due to be finalised in early July for implementation by 1 January 2013. However there are a number of areas still under consideration. On 1 August 2012, the FSA issued a statement indicating that it was unlikely that the legislation will be adopted earlier than autumn 2012 and enter into force on the envisaged implementation date of 1 January 2013. No alternative implementation date has yet been communicated by the EU institutions.

(1)	Projected using consensus earnings and company balance sheet forecasts.

Risk and balance sheet management (continued)

Balance sheet management

Liquidity and funding risk
Liquidity risk is the risk that the Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of the Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio.

Overview
The Group continues to improve the structure and composition of its balance sheet through persistently difficult market conditions.

•
The second quarter saw the final maturity of the Group’s government guaranteed debt and robust liquidity management through a series of major market-wide credit rating actions. Short-term wholesale funding continued its downward trend to £62 billion and the liquidity coverage of this funding remains strong at 2.5 times. Short-term wholesale funding at 30 June 2012 was 7% of the funded balance sheet and 34% of wholesale funding, compared with 10% and 45% at 31 December 2011.

•	Short-term wholesale funding excluding derivative collateral declined by £40.1 billion in H1 2012 (Q2 2012 - £17.4 billion), reflecting the continued downsizing of the Markets balance sheet.

•
The Group’s customer deposits, excluding derivative collateral, increased by £1.4 billion in the quarter despite headwinds from a credit rating downgrade reflecting the strength of the Group’s Retail & Commercial franchise. Deposits now account for 67% of the Group’s primary funding sources.

•
The deleveraging process being driven by Non-Core and Markets continued, allowing the Group to further reduce wholesale funding requirements. During the second quarter of 2012 the Group did not access the public markets for senior term debt (secured or unsecured).

•
Progress against the goals of the Group’s strategic plan has resulted in a balance sheet structure which is broadly matched. At 30 June 2012 the Group’s loan:deposit ratio improved to 104% with a Core ratio of 92%.

•	The Core funding surplus increased from £27 billion at the end of 2011 to £34 billion at 30 June 2012, spread evenly across the first two quarters.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Funding sources
The table below shows the Group’s primary funding sources including deposits in disposal groups and excluding repurchase agreements.

	30 June 2012	31 March 2012	31 December 2011
	£m	£m	£m

Deposits by banks
derivative cash collateral	32,001	29,390	31,807
other deposits	35,619	36,428	37,307

	67,620	65,818	69,114

Debt securities in issue
conduit asset-backed commercial paper (ABCP)	4,246	9,354	11,164
other commercial paper (CP)	1,985	3,253	5,310
certificates of deposits (CDs)	10,397	14,575	16,367
medium-term notes (MTNs)	81,229	90,674	105,709
covered bonds	9,987	10,107	9,107
securitisations	12,011	14,980	14,964

	119,855	142,943	162,621
Subordinated liabilities	25,596	25,513	26,319

Notes issued	145,451	168,456	188,940

Wholesale funding	213,071	234,274	258,054

Customer deposits
cash collateral	10,269	8,829	9,242
other deposits	425,031	423,659	427,511

Total customer deposits	435,300	432,488	436,753

Total funding	648,371	666,762	694,807

Disposal group deposits included above
banks	1	83	1
customers	22,531	22,281	22,610

	22,532	22,364	22,611

The table below shows the Group’s wholesale funding source metrics.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans	Net interbank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3
31 March 2012	79.7	109.1	204.9	234.3	36.4	(19.7)	16.7
31 December 2011	102.4	134.2	226.2	258.1	37.3	(24.3)	13.0
30 September 2011	141.6	174.1	267.0	299.4	46.2	(33.0)	13.2
30 June 2011	148.1	173.6	286.2	311.7	46.1	(33.6)	12.5

Notes:
(1)	Short-term balances denote those with a residual maturity of less than one year and includes longer-term issuances.
(2)	Excludes derivative collateral.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Notes issued
The table below shows the Group’s debt securities in issue and subordinated liabilities by remaining maturity.
	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securit- isations	Total	Subordinated liabilities	Total notes issued	Total notes issued
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	%

Less than 1 year	4,246	12,083	16,845	1,020	69	34,263	1,631	35,894	25
1-3 years	-	293	24,452	1,681	1,263	27,689	5,401	33,090	23
3-5 years	-	1	16,620	3,619	-	20,240	2,667	22,907	15
More than 5 years	-	5	23,312	3,667	10,679	37,663	15,897	53,560	37

	4,246	12,382	81,229	9,987	12,011	119,855	25,596	145,451	100

31 March 2012

Less than 1 year	9,354	17,532	19,686	-	22	46,594	454	47,048	28
1-3 years	-	290	30,795	2,787	1,231	35,103	4,693	39,796	24
3-5 years	-	1	16,416	3,666	-	20,083	4,998	25,081	15
More than 5 years	-	5	23,777	3,654	13,727	41,163	15,368	56,531	33

	9,354	17,828	90,674	10,107	14,980	142,943	25,513	168,456	100

31 December 2011

Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	37
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	31

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Key point
•
Short-term debt securities in issue declined by £34.6 billion (Q2 2012 - £12.3 billion) primarily due to the final tranches of notes issued under the Credit Guarantee Scheme maturing (£21.3 billion in H1 2012 and £5.7 billion in Q2 2012) and the reduction of commercial paper in issue of £10.2 billion (Q2 2012 - £6.4 billion) in line with the Group’s strategy.

Deposit and repo funding
The table below shows the composition of the Group’s deposits excluding repos and repo funding including disposal groups.
	30 June 2012		31 March 2012		31 December 2011
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m

Financial institutions
- central and other banks	67,620	39,125	65,818	41,415	69,114	39,691
- other financial institutions	65,563	87,789	61,552	84,743	66,009	86,032
Personal and corporate deposits	369,737	1,161	370,936	2,560	370,744	2,780

	502,920	128,075	498,306	128,718	505,867	128,503

Key points
•	The central and other bank balances include €10 billion in relation to funding accessed through the European Central Banks long-term refinancing operation facility.

•	Of the deposits above, about a third are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation and similar schemes.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Customer loan to deposit ratio and funding gap
The table below shows the Group’s divisional customer loan:deposit ratio (LDR) and customer funding gap.
	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
30 June 2012	£m	£m	%	£m

UK Retail	110,318	106,571	104	(3,747)
UK Corporate	107,775	127,446	85	19,671
Wealth	16,888	38,462	44	21,574
International Banking (4)	43,190	42,238	102	(952)
Ulster Bank	29,701	20,593	144	(9,108)
US Retail & Commercial	51,634	59,229	87	7,595
Conduits (4)	6,295	-	-	(6,295)

Retail & Commercial	365,801	394,539	93	28,738
Markets	30,191	34,257	88	4,066
Direct Line Group and other	1,320	2,999	44	1,679

Core	397,312	431,795	92	34,483
Non-Core	57,398	3,505	1,638	(53,893)

Group	454,710	435,300	104	(19,410)

31 March 2012

UK Retail	109,852	104,247	105	(5,605)
UK Corporate	107,583	124,256	87	16,673
Wealth	16,881	38,278	44	21,397
International Banking (4)	42,713	45,041	95	2,328
Ulster Bank	30,831	20,981	147	(9,850)
US Retail & Commercial	50,298	58,735	86	8,437
Conduits (4)	9,544	-	-	(9,544)

Retail & Commercial	367,702	391,538	94	23,836
Markets	28,628	34,638	83	6,010
Direct Line Group and other	1,468	2,573	57	1,105

Core	397,798	428,749	93	30,951
Non-Core	61,872	3,739	1,655	(58,133)

Group	459,670	432,488	106	(27,182)

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Customer loan to deposit ratio and funding gap (continued)
	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
31 December 2011	£m	£m	%	£m

UK Retail	107,983	101,878	106	(6,105)
UK Corporate	108,668	126,309	86	17,641
Wealth	16,834	38,164	44	21,330
International Banking (4)	46,417	45,051	103	(1,366)
Ulster Bank	31,303	21,814	143	(9,489)
US Retail & Commercial	50,842	59,984	85	9,142
Conduits (4)	10,504	-	-	(10,504)

Retail & Commercial	372,551	393,200	95	20,649
Markets	31,254	36,776	85	5,522
Direct Line Group and other	1,196	2,496	48	1,300

Core	405,001	432,472	94	27,471
Non-Core	68,516	4,281	1,600	(64,235)

Group	473,517	436,753	108	(36,764)

Notes:
(1)	Loans and advances to customers excluding reverse repurchase agreements and stock borrowing but including disposal groups.
(2)	Excluding repurchase agreements and stock lending but including disposal groups.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately.

Key point
•
The Group’s customer loan:deposit ratio improved by 400 basis points in the first half 2012 (Q2 2012 - 200 basis points) despite a credit rating downgrade in June 2012, reflecting the growth of Core Retail & Commercial deposits and the ongoing contraction of Non-Core loans.

Long-term debt issuance
The table below shows debt securities issued by the Group in the period with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following tables.

	Half year ended
	30 June 2012	31 December 2011	30 June 2011
	£m	£m	£m

Public
- unsecured	-	-	5,085
- secured	1,784	4,944	4,863
Private
- unsecured	2,585	4,166	8,248
- secured	-	500	-

Gross issuance	4,369	9,610	18,196
Buy backs	(2,859)	(3,656)	(3,236)

Net issuance	1,510	5,954	14,960

Key point
•	Issuance in 2012 has been modest, demonstrating reduced reliance on capital markets for funding.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Securitisations and asset transfers

Secured funding
The Group has access to secured funding markets through own-asset securitisation and covered bond funding programme. This complements existing wholesale funding programmes and access to the repo markets. The Group monitors and manages encumbrance levels related to these secured funding programmes including the potential encumbrance of Group assets that could be used in own-asset securitisations and/or covered bonds that could be used as contingent liquidity.

Own-asset securitisations
The Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote special purpose entities (SPEs) funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the Group and these SPEs are consolidated with all of the transferred assets retained on the Group’s balance sheet. In some own-asset securitisations, the Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks.

Covered bond programme
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated, the loans retained on the Group’s balance sheet and the related covered bonds included within debt securities in issue.

The following table shows:
(i)	the asset categories that have been pledged to secured funding structures, including assets backing publicly issued own-asset securitisations and covered bonds; and

(ii)	any currently unencumbered assets that could be substituted into those portfolios or used to collateralise debt securities which may be retained by the Group for contingent liquidity purposes.

		Debt securities in issue
Asset type (1)	Assets (1) £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m

30 June 2012
Mortgages
- UK (RMBS)	21,492	7,461	16,797	24,258
- UK (covered bonds)	17,303	9,987	-	9,987
- Irish	11,953	3,278	8,204	11,482
UK credit cards	3,827	1,265	282	1,547
UK personal loans	4,823	-	4,406	4,406
Other	18,730	7	20,398	20,405

	78,128	21,998	50,087	72,085
Cash deposits (4)	5,210

	83,338

For the notes relating to this table refer to the following page.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Securitisations and asset transfers (continued)

		Debt securities in issue
31 March 2012	Assets (1) £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m

Mortgages
- UK (RMBS)	48,674	10,303	45,320	55,623
- UK (covered bonds)	17,773	10,107	-	10,107
- Irish	12,496	3,419	8,532	11,951
UK credit cards	3,869	1,251	282	1,533
UK personal loans	4,948	-	4,543	4,543
Other	18,505	7	18,462	18,469

	106,265	25,087	77,139	102,226
Cash deposits (4)	11,198

	117,463

31 December 2011

Mortgages
- UK (RMBS)	49,549	10,988	47,324	58,312
- UK (covered bonds)	15,441	9,107	-	9,107
- Irish	12,660	3,472	8,670	12,142
UK credit cards	4,037	500	110	610
UK personal loans	5,168	-	4,706	4,706
Other	19,778	4	20,577	20,581

	106,633	24,071	81,387	105,458
Cash deposits (4)	11,998

	118,631

Notes:
(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Debt securities that have been sold to third party investors and represents a source of external wholesale funding.
(3)
Debt securities issued pursuant to own-asset securitisations where the debt securities are retained by the Group as a source of contingent liquidity where those securities can be used in repurchase agreements with central banks.

(4)
Cash deposits comprise £4.4 billion (31 March 2012 - £10.4 billion; 31 December 2011 - £11.2 billion) from mortgage repayments and £0.8 billion (31 March 2012 and 31 December 2011 - £0.8 billion) from other loan repayments held in the SPEs, to repay debt securities issued by the own-asset securitisation vehicles.

Key point
•
The Group unwound a number of own-asset securitisations as part of its strategy on assets used for the Bank of England discount window facility. At 30 June 2012 the Group had £37.1 billion of pre-positioned whole loans in relation to this facility in addition to the balances above.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Securitisations and asset transfers (continued)

Securities repurchase agreements
The Group enters into securities repurchase agreements and securities lending transactions (repos) under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (which is equivalent to the carrying value) of securities transferred under such repurchase transactions included within securities on the balance sheet is set out below. All of these securities could be sold or repledged by the holder.

Assets pledged against repos	30 June 2012 £m	31 March 2012 £m	31 December 2011 £m

Debt securities	81,871	80,010	79,480
Equity shares	5,069	3,390	6,534

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Conduits
The Group sponsors and administers a number of asset-backed commercial paper conduits. The liquidity commitments from the Group to each conduit exceeds the nominal amount of assets funded by a conduit as liquidity commitments are sized to cover the cost of the related assets. Refer to pages 83 to 84 of the Group’s 2011 Annual Report for more information.

The total assets and other aspects relating to the Group’s consolidated conduits are set out below.

	30 June 2012			31 December 2011
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m

Total assets held by the conduits	6,672	1,575	8,247	11,208	1,893	13,101
Commercial paper issued (1)	5,361	96	5,457	10,590	859	11,449

Liquidity and credit enhancements
Deal specific liquidity
- drawn	752	1,493	2,245	321	1,051	1,372
- undrawn	9,104	366	9,470	15,324	1,144	16,468
PWCE (2)	417	155	572	795	193	988

	10,273	2,014	12,287	16,440	2,388	18,828

Maximum exposure to loss (3)	9,856	1,859	11,715	15,646	2,194	17,840

Notes:
(1)	Includes £1.3 billion of asset backed commercial paper issued to RBS plc (31 December 2011 - £0.3 billion).
(2)	Programme-wide credit enhancement (PWCE) is an additional programme-wide credit support which would absorb the first loss on transactions where liquidity support is provided by a third party.
(3)
Maximum exposure to loss quantifies the Group’s exposure to its sponsored conduits. It is determined as the Group’s liquidity commitment to its sponsored conduits and additional PWCE which would absorb the first loss on transactions where liquidity support is provided by third parties. Historically, PWCE has been greater than third party liquidity. Therefore the maximum exposure to loss is total deal specific liquidity.

(4)
Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit given that liquidity commitments are sized to cover the accrued funding cost of the related assets.

Key points
•	During the half year, conduit assets decreased by £4.9 billion reflecting the accelerated run-off of the portfolio in line with Group strategy

•	The Group drawn liquidity increased by £0.9 billion to £2.2 billion as the rating downgrade resulted in a number of conduits being unable to issue commercial paper.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	30 June 2012		31 March 2012		31 December 2011
	Quarterly average	Period end	Quarterly average	Period end	Quarterly average	Period end
	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	87,114	71,890	91,287	69,489	89,377	69,932
Central and local government bonds (1)
AAA rated governments and US agencies	20,163	26,315	19,085	29,639	30,421	29,632
AA- to AA+ rated governments (2)	10,739	14,449	8,924	14,903	5,056	14,102
governments rated below AA	609	519	797	544	1,011	955
local government	2,546	1,872	3,980	2,933	4,517	4,302
	34,057	43,155	32,786	48,019	41,005	48,991
Treasury bills	-	-	-	-	444	-

	121,171	115,045	124,073	117,508	130,826	118,923

Other assets (3)
AAA rated	22,505	10,712	26,435	24,243	25,083	25,202
below AAA rated and other high quality assets	13,789	30,244	9,194	10,972	11,400	11,205

	36,294	40,956	35,629	35,215	36,483	36,407

Total liquidity portfolio	157,465	156,001	159,702	152,723	167,309	155,330

Notes:
(1)	Includes FSA eligible government bonds of £29.7 billion (31 March 2012 - £30.5 billion; 31 December 2011 - £36.7 billion).
(2)	Includes US government guaranteed and US government sponsored agencies.
(3)	Other assets are a diversified pool of unencumbered assets that would be accepted as collateral by central banks as part of open market operations.

Key points
•	The liquidity portfolio was maintained at £156 billion representing 17% of the funded balance sheet and covers short-term wholesale funding 2.5 times.

•	AAA rated government and US agencies bonds held decreased by £3.3 billion in the first half of 2012, mainly in the second quarter, tracking the reducing short-term wholesale funding balances.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Net stable funding ratio
The table below shows the composition of the Group’s net stable funding ratio (NSFR) (this represents a non-GAAP measure as described on page 4, estimated by applying the Basel III guidance issued in December 2010. The Group’s NSFR will also continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions. The Group has disclosed that this information will continue to be refined over time in line with regulatory developments and may not be calculated on a basis that is consistency with other financial institutions.

	30 June 2012		31 March 2012		31 December 2011
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	75	75	75	75	76	76	100
Wholesale funding > 1 year	119	119	125	125	124	124	100
Wholesale funding < 1 year	94	-	109	-	134	-	-
Derivatives	481	-	447	-	524	-	-
Repurchase agreements	128	-	129	-	129	-	-
Deposits
- Retail and SME - more stable	235	212	230	207	227	204	90
- Retail and SME - less stable	29	23	30	24	31	25	80
- Other	171	86	173	87	179	89	50
Other (2)	83	-	85	-	83	-	-

Total liabilities and equity	1,415	515	1,403	518	1,507	518

Cash	79	-	82	-	79	-	-
Inter-bank lending	39	-	36	-	44	-	-
Debt securities > 1 year
- governments AAA to AA-	70	4	70	3	77	4	5
- other eligible bonds	60	12	64	13	73	15	20
- other bonds	20	20	20	20	14	14	100
Debt securities < 1 year	38	-	42	-	45	-	-
Derivatives	486	-	453	-	530	-	-
Reverse repurchase agreements	98	-	91	-	101	-	-
Customer loans and advances > 1 year
- residential mortgages	146	95	145	94	145	94	65
- other	151	151	167	167	173	173	100
Customer loans and advances < 1 year
- retail loans	18	15	19	16	19	16	85
- other	140	70	129	65	137	69	50
Other (3)	70	70	85	85	70	70	100

Total assets	1,415	437	1,403	463	1,507	455
Undrawn commitments	228	11	237	12	240	12	5

Total assets and undrawn commitments	1,643	448	1,640	475	1,747	467

Net stable funding ratio		115%		109%		111%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Net stable funding ratio (continued)

Key points
•
The NSFR improved by 400 basis points in H1 2012 (Q2 2012 - 600 basis points) to 115%. Long-term funding decreased by £3 billion all in Q2 2012 with £5 billion (Q2 2012 - £6 billion) in term wholesale funding. This was partly offset by a £3 billion net increase in customer deposits in ASF terms all in Q1 2012 and predominately in more stable deposits (Retail & Commercial increased by £8 billion).

•
The funding requirement in relation to lending decreased £19 billion in H1 2012 (Q2 2012 - £27 billion) reflects derisking, sales and repayments in Non-Core and capital management led loan portfolio reductions in International Banking.

Non-traded interest rate risk
Non-traded interest rate risk impacts earnings arising from the Group’s banking activities. This excludes positions in financial instruments or commodities which are deemed to be held-for-trading or hedging items that are held-for-trading.

The Group provides a range of financial products to meet a variety of customer requirements. These products differ with regard to repricing frequency, tenor, indexation, prepayments, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

Mismatches in these sensitivities give rise to net interest income volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its net interest income rise as interest rates rise and fall as rates decline.

The Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. Interest rate risk is transferred from the banking divisions to Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within Group Asset and Liability Management Committee (GALCO) approved limits.

The Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the risk. These standards incorporate the expected divergence between contractual terms and the actual behaviour of fixed rate loan portfolios due to refinancing incentives and the risks associated with structural hedges of interest rate insensitive balances.

Key measures used to evaluate IRRBB are subject to approval by divisional Asset and Liability Management Committees (ALCOs) and GALCO. Limits on IRRBB are proposed by the Group Treasurer for approval by the Executive Risk Forum annually. Residual risk positions are reported on a regular basis to divisional ALCOs and monthly to the Group Balance Sheet Management Committee, GALCO, the Group Board and the Executive Risk Forum.

Risk and balance sheet management (continued)

Balance sheet management: Non-traded interest rate risk (continued)
The Group uses a variety of approaches to quantify its interest rate risk encompassing both earnings and value metrics. IRRBB is measured using a version of the same VaR methodology that is used for the Group’s trading portfolios. Net interest income exposures are measured in terms of earnings sensitivity over time against movements in interest rates.

VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings risk measures.

Interest rate risk

Value-at-risk
IRRBB VaR for the Group’s retail and commercial banking activities at 99% confidence level and currency analysis of period end VaR were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 June 2012	56	55	65	51
31 December 2011	63	51	80	44

	30 June 2012 £m	31 December 2011 £m

Euro	21	26
Sterling	43	57
US dollar	62	61
Other	4	5

Sensitivity of net interest income
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast. The rates used to calculate this forecast are then shifted up and down by 100 basis points and the earnings recalculated. New business assumptions and the behavioural maturity profile of existing business may vary under the different rate scenarios.

Risk and balance sheet management (continued)

Balance sheet management: Interest rate risk (continued)
The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year.
	Euro	Sterling	US dollar	Other	Total
30 June 2012	£m	£m	£m	£m	£m

+ 100 basis points shift in yield curves	14	214	90	26	344
- 100 basis points shift in yield curves	20	(273)	(25)	(36)	(314)
Bear steepener					237
Bull flattener					(161)

31 December 2011

+ 100 basis points shift in yield curves	(19)	190	59	14	244
- 100 basis points shift in yield curves	25	(188)	(4)	(16)	(183)
Bear steepener					443
Bull flattener					(146)

Key points
•
The Group remains slightly asset sensitive, largely as a consequence of the current low interest rate environment. An increase in rates would be positive for both deposit margins and the reinvestment of structural hedges. Conversely, falling rates would result in a further deposit margin compression and the reinvestment of structural hedges at lower levels than forecast.

•	Steepening and flattening scenarios which impact the long end of the yield curve serve to emphasise the impact of reinvesting structural hedges and the extent of any customer optionality.

Structural hedges
Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually invested in longer-term fixed rate assets, either directly or by the use of interest rate swaps, in order to minimise earnings volatility and to provide a consistent and predictable revenue stream.

The Group targets a weighted average life for these economic hedges. This is accomplished using a continuous rolling maturity programme to achieve the desired profile and is primarily managed by Group Treasury.

It is estimated that this programme, encompassing both equity and product structural hedges, contributed an additional £750 million to the Group’s net interest income over the half year 2012 relative to base rate. The maturity profile of the hedge aims to reduce the potential sensitivity of income to rate movements and residual sensitivity is estimated at £50 to £75 million for a 100 basis point adverse movement in rates over a twelve month horizon.

Fixed rate returns on liability structural hedges are expected to decline over the next twelve months as projected market rates continue to trend below historic averages. However, the portfolio maturity profile continues to moderate this impact and the Group expects the net contribution from these hedges to remain broadly stable.

Risk and balance sheet management (continued)

Balance sheet management: Structural foreign currency exposures
The Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the Group’s structural foreign currency exposures.

30 June 2012	Net assets of overseas operations	RFS MI	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures pre-economic hedges	Economic hedges (1)	Residual structural foreign currency exposures
	£m	£m	£m	£m	£m	£m	£m

US dollar	17,518	1	17,517	(2,394)	15,123	(4,014)	11,109
Euro	8,975	(1)	8,976	(831)	8,145	(2,159)	5,986
Other non-sterling	4,751	268	4,483	(3,631)	852	-	852

	31,244	268	30,976	(6,856)	24,120	(6,173)	17,947

31 December 2011

US dollar	17,570	1	17,569	(2,049)	15,520	(4,071)	11,449
Euro	8,428	(3)	8,431	(621)	7,810	(2,236)	5,574
Other non-sterling	5,224	272	4,952	(4,100)	852	-	852

	31,222	270	30,952	(6,770)	24,182	(6,307)	17,875

Note:
(1)	The economic hedges represents US and EU preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points
•	The Group’s structural foreign currency exposure at 30 June 2012 was £24.1 billion and £17.9 billion before and after economic hedges respectively, broadly unchanged from the end of 2011 position.

•
Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1.2 billion (2011 - £1.2 billion) in equity, while a 5% weakening would result in a loss of £1.1 billion (2011 - £1.2 billion) in equity.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Financial assets
The table below sets out the Group’s financial asset exposures by caption, both gross and net of offset and netting arrangements.

	Gross exposure	IFRS offset (1)	Balance sheet value	Other offset (2)	Net exposure
30 June 2012	£m	£m	£m	£m	£m

Cash balances at central banks	78,647	-	78,647	-	78,647
Reverse repos	144,465	(46,564)	97,901	(13,212)	84,689
Lending	474,401	-	474,401	(41,151)	433,250
Debt securities	187,626	-	187,626	-	187,626
Equity shares	13,091	-	13,091	-	13,091
Derivatives	910,996	(424,564)	486,432	(445,980)	40,452
Settlement balances	21,644	(6,332)	15,312	(3,090)	12,222
Other financial assets	1,490	-	1,490	-	1,490

Total excluding disposal groups	1,832,360	(477,460)	1,354,900	(503,433)	851,467

Total including disposal groups	1,852,702	(477,460)	1,375,242	(503,433)	871,809
Short positions	(38,376)	-	(38,376)	-	(38,376)

Net of short positions	1,814,326	(477,460)	1,336,866	(503,433)	833,433

31 December 2011

Cash balances at central banks	79,269	-	79,269	-	79,269
Reverse repos	138,539	(37,605)	100,934	(15,246)	85,688
Lending	497,982	-	497,982	(41,129)	456,853
Debt securities	209,080	-	209,080	-	209,080
Equity shares	15,183	-	15,183	-	15,183
Derivatives	1,074,109	(544,491)	529,618	(478,848)	50,770
Settlement balances	9,130	(1,359)	7,771	(2,221)	5,550
Other financial assets	1,309	-	1,309	-	1,309

Total excluding disposal groups	2,024,601	(583,455)	1,441,146	(537,444)	903,702

Total including disposal groups	2,044,678	(583,455)	1,461,223	(537,444)	923,779
Short positions	(41,039)	-	(41,039)	-	(41,039)

Net of short positions	2,003,639	(583,455)	1,420,184	(537,444)	882,740

Notes:
(1)	Relates to offset arrangements that comply with IFRS criteria.
(2)
This reflects the amounts by which the Group’s credit risk is reduced through arrangements such as master netting agreements and current account pooling. In addition the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repo and derivative transactions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Key points
•
Financial asset net exposures excluding disposal groups decreased by £52 billion or 6% to £851 billion, reflecting the Group’s focus on reducing its funded balance sheet, primarily in Non-Core, Markets and International Banking.

•	Reductions in lending (£24 billion), debt securities (£21 billion) and derivatives (£10 billion) were partially offset by higher seasonal settlement balances (£7 billion).

•
Exposures to central and local governments decreased by £15 billion principally in debt securities. This was driven by Markets de-risking its balance sheet, management of the Group Treasury liquidity portfolio as well as overall risk reduction in respect of eurozone exposures.

•	Exposure to financial institutions was £14 billion lower, across securities, loans and derivatives.

•	Within lending:
○ UK Retail increased its lending to homeowners, including first-time buyers, whilst unsecured lending balances fell.
○ UK Corporate reduced its Core commercial real estate lending by £1.8 billion, contributing to the decrease in Core property and construction exposure.
○
Non-Core continued to make significant progress on its balance sheet strategy and lending declined across all sectors, principally property and construction, where commercial real estate lending decreased by £3.9 billion, reflecting repayments and asset sales.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Sector concentration
The table below analyses balance sheet financial assets on the balance sheet by sector.

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Offset	Total net exposure
			Core	Non-Core	Total	Debt	Equities
	30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (1)	1,025	9,278	1,384	10,662	112,176	326	6,024	1,462	131,675	2,983	128,692
Finance	- banks	37,705	39,152	403	39,555	12,091	-	360,323	78,647	528,321	374,497	153,824
	- other	58,798	43,123	2,994	46,117	57,156	5,362	97,218	14,980	279,631	115,590	164,041
Personal	- mortgages	-	140,814	3,537	144,351	-	-	3	-	144,354	1	144,353
	- unsecured	-	30,416	1,223	31,639	-	-	7	56	31,702	16	31,686
	Property and construction	-	43,315	36,390	79,705	1,077	541	4,692	1	86,016	2,803	83,213
	Manufacturing	322	21,928	3,839	25,767	744	789	3,230	56	30,908	2,415	28,493
	Finance leases (2)	-	8,834	5,262	14,096	13	2	43	-	14,154	-	14,154
	Retail, wholesale and repairs	-	20,080	1,869	21,949	436	1,203	983	12	24,583	1,515	23,068
	Transport and storage	-	15,384	4,065	19,449	592	186	3,732	-	23,959	482	23,477
	Health, education and leisure	6	12,936	969	13,905	291	299	892	-	15,393	930	14,463
	Hotels and restaurants	-	6,900	1,017	7,917	191	29	483	-	8,620	381	8,239
	Utilities	-	6,382	1,676	8,058	1,411	479	3,403	8	13,359	935	12,424
	Other	45	28,100	3,428	31,528	2,564	4,005	5,399	227	43,768	885	42,883

	Total gross of provisions	97,901	426,642	68,056	494,698	188,742	13,221	486,432	95,449	1,376,443	503,433	873,010
	Provisions	-	(8,944)	(11,353)	(20,297)	(1,116)	(130)	-	-	(21,543)	n/a	(21,543)

	Total excluding disposal groups	97,901	417,698	56,703	474,401	187,626	13,091	486,432	95,449	1,354,900	503,433	851,467
	Disposal groups	-	18,609	1,179	19,788	-	36	376	142	20,342	-	20,342

	Total including disposal groups	97,901	436,307	57,882	494,189	187,626	13,127	486,808	95,591	1,375,242	503,433	871,809

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Sector concentration (continued)

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Offset	Total net exposure
			Core	Non-Core	Total	Debt	Equities
	31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (1)	2,247	8,359	1,383	9,742	126,604	328	5,541	641	145,103	1,098	144,005
Finance	- banks	39,345	43,374	619	43,993	16,940	-	400,261	79,269	579,808	407,457	172,351
	- other	58,478	46,452	3,229	49,681	60,453	5,618	97,732	7,437	279,399	119,717	159,682
Personal	- mortgages	-	138,509	5,102	143,611	-	-	48	-	143,659	-	143,659
	- unsecured	-	31,067	1,556	32,623	-	-	52	52	32,727	7	32,720
	Property and construction	-	45,485	40,736	86,221	623	228	5,545	1	92,618	2,413	90,205
	Manufacturing	254	23,201	4,931	28,132	664	1,938	3,786	306	35,080	2,214	32,866
	Finance leases (2)	-	8,440	6,059	14,499	145	2	75	-	14,721	16	14,705
	Retail, wholesale and repairs	-	21,314	2,339	23,653	645	2,652	1,134	18	28,102	1,671	26,431
	Transport and storage	436	16,454	5,477	21,931	539	74	3,759	-	26,739	241	26,498
	Health, education and leisure	-	13,273	1,419	14,692	310	21	885	-	15,908	973	14,935
	Hotels and restaurants	-	7,143	1,161	8,304	116	5	671	-	9,096	184	8,912
	Utilities	-	6,543	1,849	8,392	1,530	554	3,708	30	14,214	450	13,764
	Other	174	28,374	4,017	32,391	2,899	3,904	6,421	595	46,384	1,003	45,381

	Total gross of provisions	100,934	437,988	79,877	517,865	211,468	15,324	529,618	88,349	1,463,558	537,444	926,114
	Provisions	-	(8,414)	(11,469)	(19,883)	(2,388)	(141)	-	-	(22,412)	n/a	(22,412)

	Total excluding disposal groups	100,934	429,574	68,408	497,982	209,080	15,183	529,618	88,349	1,441,146	537,444	903,702
	Disposal groups	-	18,677	815	19,492	-	5	439	597	20,533	-	20,533

	Total including disposal groups	100,934	448,251	69,223	517,474	209,080	15,188	530,057	88,946	1,461,679	537,444	924,235

Notes:
(1)	Government comprises central and local government.
(2)	Includes instalment credit.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Asset quality
The following table analyses the Group’s financial assets excluding debt securities and off-balance sheet exposures by internal asset quality ratings. For further details on internal asset quality ratings refer to page 130 of the Group’s 2011 Annual Report. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 166.

	Cash and balances at central banks			Settlement balances	Derivatives	Other financial instruments	Commit- ments	Contingent liabilities	Total
		Loans and advances
		Banks (1)	Customers
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total
AQ1	78,237	66,190	117,859	9,484	441,743	789	69,359	12,228	795,889
AQ2	155	2,282	13,375	457	8,174	-	22,739	3,459	50,641
AQ3	153	2,630	27,806	858	8,725	17	22,571	4,210	66,970
AQ4	31	1,778	99,384	2,650	15,846	-	39,065	6,089	164,843
AQ5	64	1,538	98,231	540	5,712	26	34,170	3,534	143,815
AQ6	3	168	40,548	97	1,776	-	16,136	1,685	60,413
AQ7	2	151	37,035	4	2,037	-	16,605	1,214	57,048
AQ8	1	140	14,811	76	834	-	4,474	248	20,584
AQ9	1	379	17,672	164	984	274	2,938	1,116	23,528
AQ10	-	-	1,006	3	601	-	1,348	191	3,149
Past due	-	-	9,848	979	-	-	-	-	10,827
Impaired	-	138	37,764	-	-	414	-	-	38,316
Impairment provision	-	(119)	(20,178)	-	-	(30)	-	-	(20,327)

	78,647	75,275	495,161	15,312	486,432	1,490	229,405	33,974	1,415,696

31 December 2011

AQ1	78,592	74,192	113,437	4,582	481,622	556	75,356	14,076	842,413
AQ2	342	1,881	15,622	93	8,177	-	24,269	3,154	53,538
AQ3	196	1,981	32,830	546	10,819	-	23,471	4,427	74,270
AQ4	19	1,612	103,617	760	14,421	-	40,071	5,847	166,347
AQ5	90	1,261	112,537	79	6,516	45	34,593	4,301	159,422
AQ6	9	188	47,892	46	2,221	-	17,153	1,662	69,171
AQ7	8	432	31,379	13	2,393	-	19,163	1,037	54,425
AQ8	7	30	11,871	19	1,252	-	4,159	276	17,614
AQ9	5	83	16,006	4	1,150	320	2,286	943	20,797
AQ10	1	164	570	6	1,047	-	2,354	221	4,363
Past due	-	2	10,995	1,623	-	-	-	-	12,620
Impaired	-	137	38,610	-	-	414	-	-	39,161
Impairment provision	-	(123)	(19,760)	-	-	(26)	-	-	(19,909)

	79,269	81,840	515,606	7,771	529,618	1,309	242,875	35,944	1,494,232

For the note to this table refer to page 163.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Asset quality (continued)

	Cash and balances at central banks			Settlement balances	Derivatives	Other financial instruments	Commit- ments	Contingent liabilities	Total
		Loans and advances
		Banks (1)	Customers
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Core
AQ1	78,173	65,926	107,587	9,465	438,643	789	67,957	11,887	780,427
AQ2	154	2,259	12,041	457	7,526	-	22,458	3,434	48,329
AQ3	8	2,630	23,042	858	8,445	17	22,112	4,113	61,225
AQ4	29	1,778	93,999	2,645	14,656	-	38,479	5,992	157,578
AQ5	63	1,538	92,594	521	4,911	26	33,409	3,335	136,397
AQ6	3	167	37,404	97	1,165	-	15,158	1,635	55,629
AQ7	2	105	31,642	4	1,078	-	15,417	1,151	49,399
AQ8	1	140	11,082	76	694	-	4,397	172	16,562
AQ9	1	310	13,830	164	438	274	2,219	1,067	18,303
AQ10	-	-	598	3	415	-	788	154	1,958
Past due	-	-	8,773	979	-	-	-	-	9,752
Impaired	-	137	15,005	-	-	414	-	-	15,556
Impairment provision	-	(118)	(8,826)	-	-	(30)	-	-	(8,974)

	78,434	74,872	438,771	15,269	477,971	1,490	222,394	32,940	1,342,141

31 December 2011

AQ1	78,534	73,689	94,704	4,566	477,746	468	69,220	13,247	812,174
AQ2	342	1,877	13,970	91	7,500	-	23,404	3,122	50,306
AQ3	56	1,967	30,082	546	10,360	-	22,319	4,354	69,684
AQ4	18	1,557	97,001	759	13,475	-	38,808	5,655	157,273
AQ5	90	1,256	105,392	79	5,087	45	33,226	4,092	149,267
AQ6	9	140	41,476	46	1,987	-	16,118	1,634	61,410
AQ7	8	432	27,114	13	796	-	17,514	949	46,826
AQ8	7	20	9,857	19	666	-	4,068	236	14,873
AQ9	5	83	11,515	4	592	272	1,769	898	15,138
AQ10	1	164	264	6	339	-	1,274	180	2,228
Past due	-	2	9,451	1,623	-	-	-	-	11,076
Impaired	-	136	15,170	-	-	413	-	-	15,719
Impairment provision	-	(122)	(8,292)	-	-	(25)	-	-	(8,439)

	79,070	81,201	447,704	7,752	518,548	1,173	227,720	34,367	1,397,535

For the note to this table refer to page 163.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Asset quality (continued)

	Cash and balances at central banks			Settlement balances	Derivatives	Other financial instruments	Commit- ments	Contingent liabilities	Total
		Loans and advances
		Banks (1)	Customers
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core
AQ1	64	264	10,272	19	3,100	-	1,402	341	15,462
AQ2	1	23	1,334	-	648	-	281	25	2,312
AQ3	145	-	4,764	-	280	-	459	97	5,745
AQ4	2	-	5,385	5	1,190	-	586	97	7,265
AQ5	1	-	5,637	19	801	-	761	199	7,418
AQ6	-	1	3,144	-	611	-	978	50	4,784
AQ7	-	46	5,393	-	959	-	1,188	63	7,649
AQ8	-	-	3,729	-	140	-	77	76	4,022
AQ9	-	69	3,842	-	546	-	719	49	5,225
AQ10	-	-	408	-	186	-	560	37	1,191
Past due	-	-	1,075	-	-	-	-	-	1,075
Impaired	-	1	22,759	-	-	-	-	-	22,760
Impairment provision	-	(1)	(11,352)	-	-	-	-	-	(11,353)

	213	403	56,390	43	8,461	-	7,011	1,034	73,555

31 December 2011

AQ1	58	503	18,733	16	3,876	88	6,136	829	30,239
AQ2	-	4	1,652	2	677	-	865	32	3,232
AQ3	140	14	2,748	-	459	-	1,152	73	4,586
AQ4	1	55	6,616	1	946	-	1,263	192	9,074
AQ5	-	5	7,145	-	1,429	-	1,367	209	10,155
AQ6	-	48	6,416	-	234	-	1,035	28	7,761
AQ7	-	-	4,265	-	1,597	-	1,649	88	7,599
AQ8	-	10	2,014	-	586	-	91	40	2,741
AQ9	-	-	4,491	-	558	48	517	45	5,659
AQ10	-	-	306	-	708	-	1,080	41	2,135
Past due	-	-	1,544	-	-	-	-	-	1,544
Impaired	-	1	23,440	-	-	1	-	-	23,442
Impairment provision	-	(1)	(11,468)	-	-	(1)	-	-	(11,470)

	199	639	67,902	19	11,070	136	15,155	1,577	96,697
Note:
(1)	Excludes items in the course of collection from other banks of £1,866 million (31 December 2011 - £1,470 million).

Key points
•	Overall the asset quality of the Group’s exposures was broadly maintained despite the difficult external conditions in the UK and ongoing eurozone concerns.

•	The high proportion of AQ1 exposures in Core included reverse repos and derivatives, most of which are transacted with investment-grade market counterparties.

•
Impaired and past due assets comprise more than 30% of Non-Core balances. Continued weakness in commercial real estate market overall and difficult conditions in Ireland were significant contributors to this.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities
The table analyses debt securities by issuer and IFRS measurement classifications.

	Central and local government
	UK	US	Other	Banks	Other financial institutions	Corporate	Total	Of which ABS
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	6,378	19,583	36,622	2,478	24,701	2,432	92,194	23,298
Designated as at fair value	1	-	125	77	661	9	873	558
Available-for-sale	11,888	20,077	17,489	9,290	27,989	2,603	89,336	34,344
Loans and receivables	9	-	4	246	4,505	459	5,223	4,501

Long positions	18,276	39,660	54,240	12,091	57,856	5,503	187,626	62,701

Of which US agencies	-	5,982	-	-	27,421	-	33,403	31,748

Short positions (HFT)	(2,265)	(10,706)	(17,644)	(2,452)	(2,100)	(1,165)	(36,332)	(3,620)

Available-for-sale
Gross unrealised gains	1,353	1,306	1,110	76	682	121	4,648	694
Gross unrealised losses	-	(1)	(77)	(694)	(1,589)	(15)	(2,376)	(2,257)

31 December 2011

Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)
The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	30 June 2012				31 December 2011
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	11,888	20,077	17,489	49,454	13,436	20,848	25,552	59,836
Banks	1,072	338	7,880	9,290	1,391	376	11,408	13,175
Other financial institutions	2,975	14,338	10,676	27,989	3,100	17,453	11,199	31,752
Corporate	1,151	443	1,009	2,603	1,105	131	1,299	2,535

Total	17,086	35,196	37,054	89,336	19,032	38,808	49,458	107,298

Of which ABS	3,676	17,245	13,423	34,344	3,659	20,256	16,820	40,735

AFS reserves (gross)	916	756	(1,516)	156	845	486	(1,815)	(484)

Note:
(1)	Includes eurozone countries as detailed in the Country risk section of this report.

Key points
•
Debt securities decreased by £21.5 billion or 10% in H1 2012, £18.0 billion in AFS across the Group and £2.9 billion of HFT positions in Markets reflecting a combination of de-risking strategies and balance sheet management.

•
HFT: the £2.9 billion decrease comprised £3.0 billion of government, £0.9 billion of banks and £0.5 billion of corporate bonds, partially offset by a £1.5 billion increase in bonds issued by other financial institutions. Disposals of UK government bonds of £2.6 billion in Markets, reflected balance sheet management strategy. Danish and German positions increased by £1.3 billion respectively, whilst French bond holdings reduced by £2.6 billion. The increase in US financial institution bonds of £0.9 billion related to RMBS G10 bonds, reflecting the purchase of high demand mortgage pools.

•
AFS: decreased by £18.0 billion, comprising £10.4 billion relating to central and local government, £3.9 billion relating to banks and £3.8 billion of other financial institution bonds. UK government bonds fell by £1.5 billion due to disposals and a change in the Direct Line Group investment strategy in Q1 2012. Disposals from the Group Treasury liquidity portfolio resulted in lower government bonds, primarily German and French (£4.9 billion). Japanese government bonds fell by £2.2 billion reflecting a reduced collateral requirement following a change in clearing status from direct (self-clearing) to agency. Bank bonds decreased by £3.9 billion of which £1.8 billion related to Spanish covered bonds in Group Treasury and lower positions in Australian and German securities reflected the close out of positions and maturities respectively. Non-Core disposals led to a £2.1 billion reduction in ABS issued by SPVs.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central and local government
30 June 2012	UK	US	Other	Banks	Other financial institutions	Corporate	Total		Of which ABS
	£m	£m	£m	£m	£m	£m	£m	% of total	£m

AAA	18,276	43	20,423	2,389	12,136	170	53,437	29	11,183
AA to AA+	-	39,597	8,833	1,461	32,061	653	82,605	44	36,498
A to AA-	-	18	17,168	3,292	3,795	1,722	25,995	14	3,521
BBB- to A-	-	-	7,070	4,209	4,390	1,423	17,092	9	7,457
Non-investment grade	-	-	732	395	3,978	908	6,013	3	3,231
Unrated	-	2	14	345	1,496	627	2,484	1	811

	18,276	39,660	54,240	12,091	57,856	5,503	187,626	100	62,701

31 December 2011

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Key points
•
AAA rated debt securities decreased as France and Austria were downgraded to AA+ and the Group reduced its holdings of UK government bonds. Additionally, certain Spanish covered bonds and the Dutch bond portfolio were downgraded during the half year.

•	The decrease in A to AA- debt securities related to further downgrades of Italy and Spain to BBB+ and A- respectively and a downgrade of selected bank ratings.

•	Non-investment grade and unrated debt securities accounted for 4% of the portfolio at 30 June 2012.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)

Asset-backed securities
The table below summarises the rating levels of ABS carrying values.

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	ABS covered bonds	ABS other	Total
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	2,530	3,030	1,472	41	875	372	119	1,457	153	1,134	11,183
AA to AA+	31,978	746	88	42	201	1,191	6	1,362	329	555	36,498
A to AA-	191	443	317	46	162	1,020	86	259	-	997	3,521
BBB- to A-	1,157	46	94	115	4,360	305	51	268	8	1,053	7,457
Non-investment grade	20	610	495	356	63	510	469	168	-	540	3,231
Unrated	-	142	7	57	-	34	96	225	-	250	811

	35,876	5,017	2,473	657	5,661	3,432	827	3,739	490	4,529	62,701

Of which in Non-Core	-	722	407	166	-	843	602	3,104	-	1,541	7,385

31 December 2011

AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	-	39	288	93	1,979	333	86	341	-	1,321	4,480
Non-investment grade	21	784	658	396	-	415	1,370	176	-	672	4,492
Unrated	-	148	29	146	-	56	170	423	-	263	1,235

	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

Of which in Non-Core	-	837	477	308	-	830	1,656	4,227	-	1,861	10,196

Notes:
(1)	Residential mortgage-backed securities.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligations.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Derivatives
The table below analyses the fair value of the Group’s derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

	30 June 2012
	Notional							31 December 2011
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
Contract type	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m

Interest rate (1)	5,196	12,619	10,343	6,938	35,096	400,528	383,108	38,722	422,156	406,709
Exchange rate	388	1,947	813	1,887	5,035	61,768	70,794	4,479	74,492	80,980
Credit	118	432	261	18	829	18,475	17,477	1,054	26,836	26,743
Other (2)	15	47	40	34	136	5,661	9,366	123	6,134	9,551

						486,432	480,745		529,618	523,983
Counterparty mtm netting						(408,500)	(408,500)		(441,626)	(441,626)
Cash collateral						(37,480)	(29,935)		(37,222)	(31,368)
Securities collateral						(4,277)	(7,243)		(5,312)	(8,585)

						36,175	35,067		45,458	42,404

Notes:
(1)	Interest rate notional includes £15,436 billion (31 December 2011 - £16,377 billion) relating to contracts with central clearing houses.
(2)	Other comprises equity and commodity derivatives.

Key points
•
Net exposure, after taking account of position and collateral netting arrangements, decreased by 20% (liabilities decreased by 17%) due to lower derivative fair values, driven by market movements, including foreign exchange rates and increased use of compression trades.

•
Interest rate contracts decreased due to the increased use of compression trades reflecting a greater number of market participants and hence trade-matching and the effect of exchange rate movements. This was partially offset by a decrease in clearing house netting.

•	The decrease in exchange rate contracts reflected the impact of exchange rate movements, partially offset by higher trade volumes.

•
Credit derivative fair values and notionals decreased due to a managed risk reduction in particular in Non-Core and an increase in compression trades. Refer to the table that follows for additional analysis on bought and sold credit derivatives.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Credit derivatives
The Group trades credit derivatives as part of its client led business and to mitigate credit risk. The Group’s credit derivative exposures relating to proprietary trading are minimal. The table below analyses the Group’s bought and sold protection.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
Group	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Client-led trading & residual risk	298.4	285.5	9.0	8.5	401.0	390.5	17.0	16.5
Credit hedging - banking book (1)	9.5	1.0	0.1	-	15.6	4.7	0.1	0.1
Credit hedging - trading book
- rates	18.8	16.1	1.0	1.1	21.2	17.1	0.9	1.7
- credit and mortgage markets	47.3	37.5	2.0	1.6	42.9	28.4	2.3	1.7
- other	1.2	0.2	0.1	-	0.9	0.1	-	-

Total excluding APS	375.2	340.3	12.2	11.2	481.6	440.8	20.3	20.0
APS	113.1	-	-	-	131.8	-	(0.2)	-

	488.3	340.3	12.2	11.2	613.4	440.8	20.1	20.0

Core

Client-led trading	275.4	271.2	7.9	7.6	371.0	369.4	14.6	14.0
Credit hedging - banking book	2.3	0.2	-	-	2.2	1.0	-	0.1
Credit hedging - trading book
- rates	17.5	15.3	0.9	1.1	19.9	16.2	0.9	1.7
- credit and mortgage markets	14.4	13.8	0.4	0.4	4.6	4.0	0.3	0.2
- other	1.0	0.1	0.1	-	0.7	0.1	-	-

	310.6	300.6	9.3	9.1	398.4	390.7	15.8	16.0

Non-Core

Residual risk	23.0	14.3	1.1	0.9	30.0	21.1	2.4	2.5
Credit hedging - banking book (1)	7.2	0.8	0.1	-	13.4	3.7	0.1	-
Credit hedging - trading book
- rates	1.3	0.8	0.1	-	1.3	0.9	-	-
- credit and mortgage markets	32.9	23.7	1.6	1.2	38.3	24.4	2.0	1.5
- other	0.2	0.1	-	-	0.2	-	-	-

	64.6	39.7	2.9	2.1	83.2	50.1	4.5	4.0

By counterparty

Central government (APS)	113.1	-	-	-	131.8	-	(0.2)	-
Monoline insurers	5.9	-	0.4	-	8.6	-	0.6	-
CDPCs	22.4	-	0.7	-	24.5	-	0.9	-
Banks	164.9	160.3	6.1	6.2	204.1	202.1	8.5	10.2
Other financial institutions	181.0	180.0	5.0	5.0	234.8	231.6	10.5	9.5
Corporates	1.0	-	-	-	9.6	7.1	(0.2)	0.3

	488.3	340.3	12.2	11.2	613.4	440.8	20.1	20.0

Note:
(1)	Credit hedging in the banking book principally relates to portfolio management in Non-Core.

Risk and balance sheet management (continued)

Risk management: Credit risk

Problem debt management
The following tables analyse loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by division.

Refer to pages 94 to 99 of the Group’s 2011 Annual Report and Accounts for policies, methodologies and approaches to problem debt management.

	Gross loans to				Credit metrics
	banks	customers	REIL	Impairment provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	YTD Impairment charge	YTD Amounts written-off
30 June 2012	£m	£m	£m	£m	%	%	£m	£m
UK Retail	854	105,559	4,115	2,376	3.9	58	295	299
UK Corporate	884	98,108	3,938	1,845	4.0	47	357	218
Wealth	1,747	16,985	229	99	1.3	43	22	3
International Banking	5,219	50,138	682	694	1.4	102	62	210
Ulster Bank	2,286	33,008	6,234	3,307	18.9	53	717	28
US Retail & Commercial	232	52,239	1,022	340	2.0	33	43	192

Retail & Commercial	11,222	356,037	16,220	8,661	4.6	53	1,496	950
Markets	23,614	30,398	345	283	1.1	82	19	41
Direct Line Group and other	4,316	1,055	-	-	-	-	-	-

Core	39,152	387,490	16,565	8,944	4.3	54	1,515	991
Non-Core	403	67,653	23,088	11,353	34.1	49	1,215	934

Group	39,555	455,143	39,653	20,297	8.7	51	2,730	1,925

Total including disposal groups	39,643	475,624	41,106	21,078	8.6	51	2,730	1,925

31 December 2011							Full year Impairment charge	Full year Amounts written-off

UK Retail	628	103,377	4,087	2,344	4.0	57	788	823
UK Corporate	806	98,563	3,988	1,623	4.0	41	790	658
Wealth	2,422	16,913	211	81	1.2	38	25	11
International Banking	3,411	57,728	1,632	851	2.8	52	168	125
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,562	1,007	455	2.0	45	248	373

Retail & Commercial	9,554	362,195	16,448	8,103	4.5	49	3,403	2,114
Markets	29,991	31,490	414	311	1.3	75	-	23
Direct Line Group and other	3,829	929	-	-	-	-	-	-

Core	43,374	394,614	16,862	8,414	4.3	50	3,403	2,137
Non-Core	619	79,258	23,983	11,469	30.3	48	3,838	2,390

Group	43,993	473,872	40,845	19,883	8.6	49	7,241	4,527

Total including disposal groups	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Key points
•
Total REIL decreased from £42.4 billion to £41.1 billion in the first half of 2012. REIL excluding disposal groups were lower than year-end at £39.7 billion; Group provisions coverage increased from 49% to 51%. Ulster Bank Group coverage increased from 53% to 56%, with both Core and Non-Core higher at 53% and 57% respectively reflecting continuing difficult credit conditions.

•	Within Core a £0.7 billion increase in Ulster Bank REIL was offset by reductions in International Banking.

•
REIL excluding disposal groups as a proportion of loans increased marginally from 8.6% to 8.7%, with Non-Core increasing from 30.3% to 34.1%, primarily driven by the Ulster Bank Non-Core commercial real estate portfolio.

•	Core annualised impairments fell to 0.7% of customer loans from 0.8% at 31 December 2011 aided by favourable trends in the UK Retail and US Retail & Commercial.

•	Credit metrics remained broadly stable across most sectors and overall ratios were 8.7% and 51% respectively compared with 8.6% and 49%, excluding disposal groups.

•	Commercial real estate lending included within Property and construction was as follows:

	Total		Non-Core
	30 June 2012	31 December 2011	30 June 2012	31 December 2011
Lending	£69.3bn	£74.8bn	£30.4bn	£34.3bn
REIL	£21.7bn	£22.9bn	£18.1bn	£18.8bn
Provisions	£9.4bn	£9.5bn	£8.0bn	£8.2bn
REIL as a % of gross loans to customers	31.3%	30.6%	59.5%	54.8%
Provisions as a % of REIL	43%	42%	44%	44%

Ulster Bank is a significant contributor to the Non-Core commercial real estate lending. Refer to the Key credit portfolios section on Ulster Bank Group (Core and Non-Core).

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)
The following tables analyse loans and advances to banks and customers (excluding reverse repos and assets of disposal groups) and the related debt management by sector and geography (by location of office) for the Group, Core and Non-Core. Loans, REIL and provisions exclude amounts relating to businesses held for disposal, consistent with the balance sheet presentation required by IFRS.
	30 June 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

	Group
	Government (1)	10,662	-	-	-	-	-	-	-
	Other finance	46,117	876	532	1.9	61	1.2	74	195
Personal	- mortgages	144,351	5,475	1,548	3.8	28	1.1	492	238
	- unsecured	31,639	2,667	2,212	8.4	83	7.0	324	369
	Property and construction	79,705	22,133	9,667	27.8	44	12.1	1,104	696
	Manufacturing	25,767	842	492	3.3	58	1.9	57	92
	Finance leases (2)	14,096	725	471	5.1	65	3.3	35	77
	Retail, wholesale and repairs	21,949	1,067	578	4.9	54	2.6	126	55
	Transport and storage	19,449	727	326	3.7	45	1.7	191	8
	Health, education and leisure	13,905	1,048	469	7.5	45	3.4	102	52
	Hotels and restaurants	7,917	1,494	702	18.9	47	8.9	116	34
	Utilities	8,058	72	29	0.9	40	0.4	1	-
	Other	31,528	2,389	1,303	7.6	55	4.1	197	84
	Latent	-	-	1,849	-	-	-	(113)	-

		455,143	39,515	20,178	8.7	51	4.4	2,706	1,900

	of which:
	UK
	- residential mortgages	102,506	2,118	379	2.1	18	0.4	58	27
	- personal lending	18,941	2,324	1,975	12.3	85	10.4	274	298
	- property and construction	57,939	10,899	3,939	18.8	36	6.8	564	312
	- other	121,738	3,569	2,520	2.9	71	2.1	241	231
	Europe
	- residential mortgages	17,990	2,564	947	14.3	37	5.3	284	10
	- personal lending	2,221	221	190	10.0	86	8.6	27	12
	- property and construction	16,369	10,595	5,509	64.7	52	33.7	519	299
	- other	31,421	4,770	3,123	15.2	65	9.9	546	255
	US
	- residential mortgages	23,312	760	210	3.3	28	0.9	150	201
	- personal lending	8,919	121	46	1.4	38	0.5	23	59
	- property and construction	4,681	356	84	7.6	24	1.8	8	48
	- other	32,760	465	789	1.4	170	2.4	(18)	96
	RoW
	- residential mortgages	543	33	12	6.1	36	2.2	-	-
	- personal lending	1,558	1	1	0.1	100	0.1	-	-
	- property and construction	716	283	135	39.5	48	18.9	13	37
	- other	13,529	436	319	3.2	73	2.4	17	15

		455,143	39,515	20,178	8.7	51	4.4	2,706	1,900

	Banks	39,555	138	119	0.3	86	0.3	24	25

For the notes to this table refer to page 177.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Full year Impairment charge £m	Full year Amounts written-off £m

	Group
	Government (1)	9,742	-	-	-	-	-	-	-
	Other finance	49,681	1,049	719	2.1	69	1.4	89	87
Personal	- mortgages	143,611	5,084	1,362	3.5	27	0.9	1,076	516
	- unsecured	32,623	2,737	2,172	8.4	79	6.7	782	1,286
	Property and construction	86,221	23,417	9,565	27.2	41	11.1	3,809	1,415
	Manufacturing	28,132	881	504	3.1	57	1.8	227	215
	Finance leases (2)	14,499	794	508	5.5	64	3.5	112	170
	Retail, wholesale and repairs	23,653	1,007	516	4.3	51	2.2	180	172
	Transport and storage	21,931	589	146	2.7	25	0.7	78	43
	Health, education and leisure	14,692	1,077	458	7.3	43	3.1	304	98
	Hotels and restaurants	8,304	1,437	643	17.3	45	7.7	334	131
	Utilities	8,392	88	23	1.0	26	0.3	3	3
	Other	32,391	2,548	1,158	7.9	45	3.6	792	391
	Latent	-	-	1,986	-	-	-	(545)	-

		473,872	40,708	19,760	8.6	49	4.2	7,241	4,527

	of which:
	UK
	- residential mortgages	100,726	2,076	397	2.1	19	0.4	180	25
	- personal lending	20,207	2,384	1,925	11.8	81	9.5	645	1,007
	- property and construction	62,924	11,947	4,207	19.0	35	6.7	1,598	721
	- other	125,265	4,256	2,678	3.4	63	2.1	514	655
	Europe
	- residential mortgages	18,946	2,205	713	11.6	32	3.8	467	10
	- personal lending	2,464	209	180	8.5	86	7.3	25	126
	- property and construction	18,138	10,676	5,132	58.9	48	28.3	2,234	504
	- other	34,497	4,261	2,873	12.4	67	8.3	1,267	293
	US
	- residential mortgages	23,237	770	240	3.3	31	1.0	426	481
	- personal lending	8,441	143	66	1.7	46	0.8	112	153
	- property and construction	4,240	450	102	10.6	23	2.4	7	155
	- other	37,015	517	895	1.4	173	2.4	(175)	180
	RoW
	- residential mortgages	702	33	12	4.7	36	1.7	3	-
	- personal lending	1,511	1	1	0.1	100	0.1	-	-
	- property and construction	919	344	124	37.4	36	13.5	(30)	35
	- other	14,640	436	215	3.0	49	1.5	(32)	182

		473,872	40,708	19,760	8.6	49	4.2	7,241	4,527

	Banks	43,993	137	123	0.3	90	0.3	-	-

For notes to this table refer to page 177.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	30 June 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

	Core
	Government (1)	9,278	-	-	-	-	-	-	-
	Other finance	43,123	424	327	1.0	77	0.8	15	194
Personal	- mortgages	140,814	5,175	1,402	3.7	27	1.0	412	129
	- unsecured	30,416	2,564	2,127	8.4	83	7.0	296	330
	Property and construction	43,315	3,870	1,481	8.9	38	3.4	409	139
	Manufacturing	21,928	445	240	2.0	54	1.1	42	11
	Finance leases (2)	8,834	158	102	1.8	65	1.2	14	26
	Retail, wholesale and repairs	20,080	656	363	3.3	55	1.8	81	39
	Transport and storage	15,384	276	67	1.8	24	0.4	19	7
	Health, education and leisure	12,936	633	261	4.9	41	2.0	88	38
	Hotels and restaurants	6,900	957	424	13.9	44	6.1	74	16
	Utilities	6,382	8	6	0.1	75	0.1	1	-
	Other	28,100	1,262	782	4.5	62	2.8	118	37
	Latent	-	-	1,244	-	-	-	(78)	-

		387,490	16,428	8,826	4.2	54	2.3	1,491	966

	of which:
	UK
	- residential mortgages	102,449	2,118	379	2.1	18	0.4	58	27
	- personal lending	18,857	2,298	1,954	12.2	85	10.4	270	285
	- property and construction	33,716	2,354	891	7.0	38	2.6	260	105
	- other	106,562	2,101	1,405	2.0	67	1.3	158	136
	Europe
	- residential mortgages	17,489	2,487	896	14.2	36	5.1	280	9
	- personal lending	1,794	149	131	8.3	88	7.3	20	8
	- property and construction	5,406	1,276	517	23.6	41	9.6	134	13
	- other	23,267	2,343	1,818	10.1	78	7.8	259	166
	US
	- residential mortgages	20,528	537	115	2.6	21	0.6	74	93
	- personal lending	8,208	116	41	1.4	35	0.5	6	37
	- property and construction	3,847	162	27	4.2	17	0.7	15	21
	- other	31,390	254	464	0.8	183	1.5	(51)	63
	RoW
	- residential mortgages	348	33	12	9.5	36	3.4	-	-
	- personal lending	1,557	1	1	0.1	100	0.1	-	-
	- property and construction	346	78	46	22.5	59	13.3	-	-
	- other	11,726	121	129	1.0	107	1.1	8	3

		387,490	16,428	8,826	4.2	54	2.3	1,491	966

	Banks	39,152	137	118	0.3	86	0.3	24	25

For the notes to this table refer to page 177.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Full year Impairment charge £m	Full year Amounts written-off £m

	Core
	Government (1)	8,359	-	-	-	-	-	-	-
	Other finance	46,452	732	572	1.6	78	1.2	207	44
Personal	- mortgages	138,509	4,704	1,182	3.4	25	0.9	776	198
	- unsecured	31,067	2,627	2,080	8.5	79	6.7	715	935
	Property and construction	45,485	4,346	1,229	9.6	28	2.7	648	310
	Manufacturing	23,201	458	221	2.0	48	1.0	106	125
	Finance leases (2)	8,440	172	110	2.0	64	1.3	31	68
	Retail, wholesale and repairs	21,314	619	312	2.9	50	1.5	208	119
	Transport and storage	16,454	325	52	2.0	16	0.3	47	29
	Health, education and leisure	13,273	576	213	4.3	37	1.6	170	55
	Hotels and restaurants	7,143	952	354	13.3	37	5.0	209	60
	Utilities	6,543	22	1	0.3	5	-	-	-
	Other	28,374	1,193	627	4.2	53	2.2	538	194
	Latent	-	-	1,339	-	-	-	(252)	-

		394,614	16,726	8,292	4.2	50	2.1	3,403	2,137

	of which:
	UK
	- residential mortgages	99,303	2,024	386	2.0	19	0.4	174	24
	- personal lending	20,080	2,347	1,895	11.7	81	9.4	657	828
	- property and construction	36,432	3,012	790	8.3	26	2.2	538	252
	- other	107,598	2,192	1,383	2.0	63	1.3	366	398
	Europe
	- residential mortgages	18,393	2,121	664	11.5	31	3.6	437	10
	- personal lending	1,972	143	125	7.3	87	6.3	(8)	22
	- property and construction	5,865	1,109	408	18.9	37	7.0	175	10
	- other	24,414	2,430	1,806	10.0	74	7.4	915	183
	US
	- residential mortgages	20,311	526	120	2.6	23	0.6	162	164
	- personal lending	7,505	136	59	1.8	43	0.8	66	85
	- property and construction	2,825	209	25	7.4	12	0.9	16	48
	- other	34,971	345	583	1.0	169	1.7	26	96
	RoW
	- residential mortgages	502	33	12	6.6	36	2.4	3	-
	- personal lending	1,510	1	1	0.1	100	0.1	-	-
	- property and construction	363	16	6	4.4	38	1.7	(81)	-
	- other	12,570	82	29	0.7	35	0.2	(43)	17

		394,614	16,726	8,292	4.2	50	2.1	3,403	2,137

	Banks	43,374	136	122	0.3	90	0.3	-	-

For the notes to this table refer to page 177.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	30 June 2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

	Non-Core
	Government (1)	1,384	-	-	-	-	-	-	-
	Other finance	2,994	452	205	15.1	45	6.8	59	1
Personal	- mortgages	3,537	300	146	8.5	49	4.1	80	109
	- unsecured	1,223	103	85	8.4	83	7.0	28	39
	Property and construction	36,390	18,263	8,186	50.2	45	22.5	695	557
	Manufacturing	3,839	397	252	10.3	63	6.6	15	81
	Finance leases (2)	5,262	567	369	10.8	65	7.0	21	51
	Retail, wholesale and repairs	1,869	411	215	22.0	52	11.5	45	16
	Transport and storage	4,065	451	259	11.1	57	6.4	172	1
	Health, education and leisure	969	415	208	42.8	50	21.5	14	14
	Hotels and restaurants	1,017	537	278	52.8	52	27.3	42	18
	Utilities	1,676	64	23	3.8	36	1.4	-	-
	Other	3,428	1,127	521	32.9	46	15.2	79	47
	Latent	-	-	605	-	-	-	(35)	-

		67,653	23,087	11,352	34.1	49	16.8	1,215	934

	of which:
	UK
	- residential mortgages	57	-	-	-	-	-	-	-
	- personal lending	84	26	21	31.0	81	25.0	4	13
	- property and construction	24,223	8,545	3,048	35.3	36	12.6	304	207
	- other	15,176	1,468	1,115	9.7	76	7.3	83	95
	Europe
	- residential mortgages	501	77	51	15.4	66	10.2	4	1
	- personal lending	427	72	59	16.9	82	13.8	7	4
	- property and construction	10,963	9,319	4,992	85.0	54	45.5	385	286
	- other	8,154	2,427	1,305	29.8	54	16.0	287	89
	US
	- residential mortgages	2,784	223	95	8.0	43	3.4	76	108
	- personal lending	711	5	5	0.7	100	0.7	17	22
	- property and construction	834	194	57	23.3	29	6.8	(7)	27
	- other	1,370	211	325	15.4	154	23.7	33	33
	RoW
	- residential mortgages	195	-	-	-	-	-	-	-
	- personal lending	1	-	-	-	-	-	-	-
	- property and construction	370	205	89	55.4	43	24.1	13	37
	- other	1,803	315	190	17.5	60	10.5	9	12

		67,653	23,087	11,352	34.1	49	16.8	1,215	934

	Banks	403	1	1	0.2	100	0.2	-	-

For the notes to this table refer to page 177.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

	31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Full year Impairment charge £m	Full year Amounts written-off £m

	Non-Core
	Government (1)	1,383	-	-	-	-	-	-	-
	Other finance	3,229	317	147	9.8	46	4.6	(118)	43
Personal	- mortgages	5,102	380	180	7.4	47	3.5	300	318
	- unsecured	1,556	110	92	7.1	84	5.9	67	351
	Property and construction	40,736	19,071	8,336	46.8	44	20.5	3,161	1,105
	Manufacturing	4,931	423	283	8.6	67	5.7	121	90
	Finance leases (2)	6,059	622	398	10.3	64	6.6	81	102
	Retail, wholesale and repairs	2,339	388	204	16.6	53	8.7	(28)	53
	Transport and storage	5,477	264	94	4.8	36	1.7	31	14
	Health, education and leisure	1,419	501	245	35.3	49	17.3	134	43
	Hotels and restaurants	1,161	485	289	41.8	60	24.9	125	71
	Utilities	1,849	66	22	3.6	33	1.2	3	3
	Other	4,017	1,355	531	33.7	39	13.2	254	197
	Latent	-	-	647	-	-	-	(293)	-

		79,258	23,982	11,468	30.3	48	14.5	3,838	2,390

	of which:
	UK
	- residential mortgages	1,423	52	11	3.7	21	0.8	6	1
	- personal lending	127	37	30	29.1	81	23.6	(12)	179
	- property and construction	26,492	8,935	3,417	33.7	38	12.9	1,060	469
	- other	17,667	2,064	1,295	11.7	63	7.3	148	257
	Europe
	- residential mortgages	553	84	49	15.2	58	8.9	30	-
	- personal lending	492	66	55	13.4	83	11.2	33	104
	- property and construction	12,273	9,567	4,724	78.0	49	38.5	2,059	494
	- other	10,083	1,831	1,067	18.2	58	10.6	352	110
	US
	- residential mortgages	2,926	244	120	8.3	49	4.1	264	317
	- personal lending	936	7	7	0.7	100	0.7	46	68
	- property and construction	1,415	241	77	17.0	32	5.4	(9)	107
	- other	2,044	172	312	8.4	181	15.3	(201)	84
	RoW
	- residential mortgages	200	-	-	-	-	-	-	-
	- personal lending	1	-	-	-	-	-	-	-
	- property and construction	556	328	118	59.0	36	21.2	51	35
	- other	2,070	354	186	17.1	53	9.0	11	165

		79,258	23,982	11,468	30.3	48	14.5	3,838	2,390

	Banks	619	1	1	0.2	100	0.2	-	-

Notes:
(1)	Government includes central and local government.
(2)	Includes instalment credit.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Risk elements in lending (REIL)
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked. The table below details the movement in REIL for the first half of 2012.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845
Currency translation and other adjustments	(150)	(541)	(691)	51	(7)	44	(99)	(548)	(647)
Additions	3,127	2,529	5,656	1,167	224	1,391	4,294	2,753	7,047
Transfers	33	124	157	(126)	(130)	(256)	(93)	(6)	(99)
Disposals and restructurings	(647)	(346)	(993)	(109)	(6)	(115)	(756)	(352)	(1,108)
Repayments	(1,536)	(1,513)	(3,049)	(1,116)	(295)	(1,411)	(2,652)	(1,808)	(4,460)
Amounts written-off	(991)	(934)	(1,925)	-	-	-	(991)	(934)	(1,925)

At 30 June 2012	15,142	22,760	37,902	1,423	328	1,751	16,565	23,088	39,653

Note:
(1)
Accruing loans past due 90 days or more where an impairment event has taken place but no impairment provision has been recognised. This category is used for fully collateralised non-revolving credit facilities.

The table below analyses the Group’s REIL between UK and overseas, based on the location of the lending office.

	30 June 2012			31 December 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	7,672	9,788	17,460	8,467	10,580	19,047
- overseas	7,470	12,972	20,442	6,839	12,861	19,700

	15,142	22,760	37,902	15,306	23,441	38,747

Accruing loans past due 90 days or more (2)
- UK	1,286	251	1,537	1,192	508	1,700
- overseas	137	77	214	364	34	398

	1,423	328	1,751	1,556	542	2,098

Total REIL	16,565	23,088	39,653	16,862	23,983	40,845

REIL including disposal groups			41,106			42,394

REIL as a % of gross loans and advances (3)	4.4%	34.0%	8.6%	4.4%	30.1%	8.6%
Provisions as a % of REIL	54%	49%	51%	50%	48%	49%

Notes:
(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Includes disposal groups but excludes reverse repos.

Key point
•	Group REIL including disposal groups decreased by £1.3 billion in H1 2012 despite the difficult economic climate, due to several material write-offs and recoveries within Non-Core portfolios.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Impairment provisions
The table below analyses impairment provisions in respect of loans and advances to banks and customers.
	30 June 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	2,797	10,071	12,868	2,674	9,960	12,634
Collectively assessed	4,785	676	5,461	4,279	861	5,140
Latent loss	1,244	605	1,849	1,339	647	1,986

Loans and advances to customers	8,826	11,352	20,178	8,292	11,468	19,760
Loans and advances to banks	118	1	119	122	1	123

Total provisions	8,944	11,353	20,297	8,414	11,469	19,883

Provisions as a % of REIL	54%	49%	51%	50%	48%	49%
Customer provisions as a % of customer loans (1)	2.4%	16.7%	4.4%	2.2%	14.4%	4.2%

Note:
(1)	Includes disposal groups but excludes reverse repos.

Key point
•
Impairment provisions increased by £0.4 billion, primarily in collectively assessed portfolios, mainly driven by deteriorating credit metrics within the Ulster Bank mortgage portfolio where elevated levels of impairment continue to outpace write-offs.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Impairment charge
The table below analyses the impairment charge for loans and securities.

	Half year ended
	30 June 2012			30 June 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Individually assessed	596	1,094	1,690	745	2,374	3,119
Collectively assessed	973	156	1,129	1,049	262	1,311
Latent loss	(78)	(35)	(113)	(132)	(163)	(295)

Loans to customers	1,491	1,215	2,706	1,662	2,473	4,135
Loans to banks	24	-	24	-	-	-
Securities
- sovereign debt (1)	-	-	-	842	-	842
- other	38	(119)	(81)	63	13	76

Charge to income statement	1,553	1,096	2,649	2,567	2,486	5,053

Charge as a % of gross loans (2)	0.7%	3.6%	1.1%	0.8%	5.2%	1.6%

Notes:
(1)	Includes related interest rate hedge instruments.
(2)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse purchase agreements.

Key points
•
The impairment charge of £2.6 billion in H1 2012 was £2.4 billion or 48% lower than H1 2011. This reflected lower loan impairments, primarily in Non-Core, and to a lesser extent, in Retail & Commercial, as well as lower securities impairments.

•
The total loan impairment charge was 34% lower year-on-year. Retail & Commercial loan impairment losses decreased due to an overall improvement in asset quality and risk appetite tightening in UK Retail and an improved credit environment in US Retail & Commercial.

•
The Group recognised an impairment charge of £0.8 billion in H1 2011 in relation to its Greek bond portfolio in Group Treasury. In H1 2012 there were write-backs relating to asset-backed securities in Non-Core.

•
Ulster Bank Core and Non-Core impairments were £1.2 billion compared with £2.5 billion in H1 2011, with Non-Core decreasing by £1.4 billion primarily in relation to individually assessed commercial real estate portfolio assets.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Wholesale loan restructuring
As part of the Group's problem debt management process, a number of restructuring options are available when corrective action is deemed necessary. The vast majority of wholesale loan restructurings take place within the Global Restructuring Group (GRG). However, within its early problem management framework, the Group may agree various remedial measures with customers whose loans are performing but who are experiencing temporary financial difficulties. Refer to pages 95 and 96 of the Group's 2011 Annual Report for more details on wholesale loan restructuring.

The total amount of wholesale loan restructurings that achieved legal completion in the first half of 2012 and that individually exceed respective thresholds set at divisional level (which range from nil to £10 million) was £4.3 billion. In addition, a further £12.5 billion was in the process of being completed at 30 June 2012. Restructured loans, related internal asset quality bands, sector breakdown and types of restructuring are set out below.
Sector	AQ1-AQ9 (1) £m	AQ10 (2) £m	AQ10 (2) provision coverage %

Half year ended 30 June 2012
Property	1,343	1,108	25
Transport	666	48	62
Telecoms, media and technology	291	16	15
Retail and leisure	473	14	52
Other	165	131	12

	2,938	1,317	25

Year ended 31 December 2011

Property	1,980	2,600	18
Transport	686	694	11
Telecoms, media and technology	167	12	25
Retail and leisure	503	148	24
Other	1,139	659	52

	4,475	4,113	22

Notes:
(1)	Probability of default is less than 100%.
(2)	Probability of default is 100%.

The table below analyses the incidence of the main types of restructuring by loan value.

Arrangement type	30 June 2012%	31 December 2011%

Variation in margin	9	12
Payment holidays and loan rescheduling	89	87
Forgiveness of all or part of the outstanding debt	11	31
Other	11	8
Note:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Wholesale loan restructuring (continued)

Key points
•
The value of wholesale loans restructured during the first half of 2012 was, on a pro-rata basis, in line with that restructured during 2011. Around 80% of restructuring activity (by loan value) was undertaken by the GRG, whilst the remaining 20% was undertaken within the divisions.

•
As anticipated, restructuring was more prevalent in the Group’s most material corporate sectors and in those sectors experiencing difficult market conditions, notably property, transport, retail and leisure. The flow of restructured property loans remained in line with 2011 on a pro-rata basis, although the proportion of restructurings taking place in the non-defaulted portfolio increased. Most of the property loans restructured during the first half were in Non-Core.

•
Provision coverage of restructured defaulted assets remained in line with that applied during 2011. Coverage of restructured property loans reflects that applied in the wider portfolio, with a higher coverage level observed for Ulster property cases than for non-Ulster cases.

•
Forgiveness of all or part of the outstanding debt is granted as a last resort and comprises only a small number of cases. It is therefore subject to large fluctuations from period to period. Payment holidays and loan reschedulings tend to be granted on a more linear basis and remained stable over the period.

Retail forbearance
Retail mortgage accounts in forbearance arrangements at 30 June 2012 totalled £7.1 billion. The mortgage arrears information for retail accounts in forbearance, related provision and type of arrangements are shown in the tables below. Refer to pages 97 to 99 of the Group’s 2011 Annual Report for details on methodologies.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total		Forborne balances as a % of total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision
	£m	£m	£m	£m	£m	£m	£m	£m	%

30 June 2012
UK Retail (1,2)	3,847	19	360	15	413	61	4,620	95	4.7
Ulster Bank (1,2)	927	104	608	69	396	145	1,931	318	10.1
RBS Citizens (3)	-	-	223	24	127	13	350	37	1.5
Wealth	61	-	-	-	91	6	152	6	1.7

	4,835	123	1,191	108	1,027	225	7,053	456	4.7

31 December 2011

UK Retail (1,2)	3,677	16	351	13	407	59	4,435	88	4.7
Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
RBS Citizens (3)	-	-	91	10	89	10	180	20	0.8
Wealth	121	-	-	-	2	-	123	-	1.3

	4,691	94	958	68	919	193	6,568	355	4.4

Notes:
(1)	Includes all forbearance arrangements whether relating to the customer’s lifestyle changes or financial difficulty.
(2)	Comprises the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.
(3)	Forbearance stock reported at 30 June 2012 now includes home equity loans and lines as well as the residential mortgage portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Retail forbearance (continued)

Key points

UK Retail
•
At 30 June 2012, £4.6 billion of mortgage loans representing 4.7% of the total mortgage assets were subject to some form of forbearance; this represents a 4% increase in forbearance stock since 31 December 2011. Of these, approximately 83% were up-to-date with payments (compared with approximately 97% of the mortgage population not subject to forbearance activity).

•
The most frequently occurring forbearance types were term extensions (41% of assets subject to forbearance at 30 June 2012), interest only conversions (26%) and capitalisations of arrears (19%). The stock of cases subject to interest only conversions reflects legacy policy; UK Retail no longer permits this type of forbearance treatment for customers in financial difficulty.

•	The provision cover on performing assets subject to forbearance is more than five times that on assets not subject to forbearance.

•	For unsecured portfolios in UK Retail, 1% of the population was subject to forbearance at 30 June 2012.

Ulster Bank
•
Ulster Bank Group is assisting customers in this difficult environment. Mortgage forbearance treatments have been in place since 2009 and are aimed at assisting customers in financial difficulty. At 30 June 2012, 10% of total mortgage assets (£1.9 billion) were subject to a forbearance arrangement, an increase from 9% (£1.8 billion) at 31 December 2011. The majority of these forbearance arrangements are in the performing book (79%) and not 90 days past due.

•	The provision cover on performing assets subject to forbearance is approximately ten times higher than that on performing assets not subject to forbearance.

•
The majority of the forbearance treatments offered by Ulster Bank are temporary concessions, accounting for 87% of assets subject to forbearance at 30 June 2012. These are offered for periods of one to three years and incorporate different levels of repayment based on the customer’s ability to pay.

•
Of these temporary forbearance types, the largest category at 30 June 2012 was interest only conversions, which accounted for 44% of total assets subject to forbearance. The other categories of temporary forbearance were payment concessions (positive and negative amortisation agreements, accounting for 20% and 15% of the total, respectively) and payment holidays (accounting for 8%).

•	For unsecured portfolios in Ulster Bank, 1.68% (by value) of the population was subject to forbearance at 30 June 2012.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Retail forbearance (continued)

	UK Retail	Ulster Bank	RBS Citizens	Wealth	Total (1)
Forbearance arrangements	£m	£m	£m	£m	£m

30 June 2012
Interest only conversions (temporary and permanent)	1,261	846	-	8	2,115
Term extensions - capital repayment and interest only	2,007	147	-	85	2,239
Payment concessions/holidays	172	832	350	22	1,376
Capitalisation of arrears	917	106	-	-	1,023
Other	488	-	-	37	525

	4,845	1,931	350	152	7,278

31 December 2011

Interest only conversions (temporary and permanent)	1,269	795	-	3	2,067
Term extensions - capital repayment and interest only	1,805	58	-	97	1,960
Payment concessions/holidays	198	876	180	-	1,254
Capitalisation of arrears	864	101	-	-	965
Other	517	-	-	23	540

	4,653	1,830	180	123	6,786

Note:
(1)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Commercial real estate
The commercial real estate lending portfolio totalled £69.3 billion at 30 June 2012, a £5.6 billion or 7% decrease from £74.8 billion at 31 December 2011. The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including housebuilders). The analysis of lending utilisations below excludes rate risk management and contingent obligations.

	30 June 2012			31 December 2011
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	23,917	4,450	28,367	25,101	5,023	30,124
Ulster Bank	3,715	762	4,477	3,882	881	4,763
US Retail & Commercial	4,129	68	4,197	4,235	70	4,305
International Banking	1,014	295	1,309	872	299	1,171
Markets	441	80	521	141	61	202

	33,216	5,655	38,871	34,231	6,334	40,565

Non-Core
UK Corporate	3,190	1,274	4,464	3,957	2,020	5,977
Ulster Bank	3,698	7,683	11,381	3,860	8,490	12,350
US Retail & Commercial	652	16	668	901	28	929
International Banking	13,633	238	13,871	14,689	336	15,025

	21,173	9,211	30,384	23,407	10,874	34,281

Core and Non-Core	54,389	14,866	69,255	57,638	17,208	74,846

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography (1)	£m	£m	£m	£m	£m

30 June 2012
UK (excluding NI) (2)	27,566	5,957	959	5,329	39,811
Ireland (ROI and NI) (2)	4,964	1,077	2,315	5,719	14,075
Western Europe	7,569	402	19	56	8,046
US	5,207	986	55	29	6,277
RoW	648	13	129	256	1,046

	45,954	8,435	3,477	11,389	69,255

31 December 2011

UK (excluding NI) (2)	28,653	6,359	1,198	6,511	42,721
Ireland (ROI and NI) (2)	5,146	1,132	2,591	6,317	15,186
Western Europe	7,649	1,048	9	52	8,758
US	5,552	1,279	59	46	6,936
RoW	785	35	141	284	1,245

	47,785	9,853	3,998	13,210	74,846

For the notes to these tables refer to the following page.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography (1)	£m	£m	£m	£m	£m

30 June 2012
UK (excluding NI) (2)	24,664	8,859	4,531	1,757	39,811
Ireland (ROI and NI) (2)	3,031	3,010	688	7,346	14,075
Western Europe	546	7,425	45	30	8,046
US	4,724	1,469	68	16	6,277
RoW	251	410	323	62	1,046

	33,216	21,173	5,655	9,211	69,255

31 December 2011

UK (excluding NI) (2)	25,904	9,108	5,118	2,591	42,721
Ireland (ROI and NI) (2)	3,157	3,121	793	8,115	15,186
Western Europe	422	8,275	20	41	8,758
US	4,521	2,310	71	34	6,936
RoW	227	593	332	93	1,245

	34,231	23,407	6,334	10,874	74,846

By sub-sector (1)	UK (excl NI) (2) £m	Ireland (ROI and NI) (2) £m	Western Europe £m	US £m	RoW £m	Total £m

30 June 2012
Residential	11,286	6,796	458	1,015	269	19,824
Office	6,747	1,279	1,997	248	283	10,554
Retail	8,197	1,567	1,761	150	202	11,877
Industrial	3,927	478	374	36	101	4,916
Mixed/other	9,654	3,955	3,456	4,828	191	22,084

	39,811	14,075	8,046	6,277	1,046	69,255

31 December 2011

Residential	12,870	7,449	1,100	1,325	319	23,063
Office	7,155	1,354	2,246	404	352	11,511
Retail	8,709	1,641	1,891	285	275	12,801
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,670	4,235	3,001	4,898	194	21,998

	42,721	15,186	8,758	6,936	1,245	74,846

Notes:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 30 June 2012 (31 December 2011 - £1.3 billion), continues to perform in line with expectations and requires minimal provisions.

(2)	ROI: Republic of Ireland; NI: Northern Ireland.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Commercial real estate (continued)

Key points
•
In line with the Group’s strategy, the overall exposure to commercial real estate fell during the first half of 2012, mainly in the UK, Western Europe and Ireland. The overall mix in terms of geography, sub-sector and investment versus development remained broadly unchanged.

•
Most of the decrease was in Non-Core due to repayments and asset sales. The Non-Core portfolio totalled £30.4 billion (44% of the portfolio) at 30 June 2012 (31 December 2011 - £34.3 billion or 46% of the portfolio).

•
The growth in Markets was caused by an increase in the inventory of US commercial real estate loans earmarked for distribution in the commercial mortgage-backed securities warehouse. This activity is tightly controlled, including maximum portfolio size and holding period, and marked-to-market on a daily basis.

•
With the exception of exposure in Spain and Ireland, the Group had minimal commercial real estate exposure in eurozone periphery countries. Exposure in Spain was predominantly in the Non-Core portfolio and totalled £2.1 billion, of which 46% was performing. The remainder of the Spanish portfolio has already been subject to material provisions, which are regularly assessed by reference to re-appraised asset values. Asset values vary significantly by type and geographic location.

•
Short-term lending to property developers without sufficient pre-let revenue at origination to support investment financing after practical completion is classified as speculative. Speculative lending at origination represented less than 1% of the portfolio at 30 June 2012.

•	The commercial real estate sector is expected to remain challenging in key markets and new business will be accommodated from run-off of existing Core exposure.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Commercial real estate (continued)

Maturity profile of portfolio	UK Corporate	Ulster Bank	US Retail & Commercial	International Banking	Markets	Total
	£m	£m	£m	£m	£m	£m

30 June 2012
Core
< 1 year (1)	9,598	2,465	978	199	76	13,316
1-2 years	3,911	795	575	116	7	5,404
2-3 years	3,926	165	837	551	152	5,631
> 3 years	10,347	1,052	1,807	443	286	13,935
Not classified (2)	585	-	-	-	-	585

Total	28,367	4,477	4,197	1,309	521	38,871

Non-Core
< 1 year (1)	2,308	9,796	217	5,208	-	17,529
1-2 years	377	1,165	133	3,828	-	5,503
2-3 years	207	115	80	2,113	-	2,515
> 3 years	1,315	305	238	2,722	-	4,580
Not classified (2)	257	-	-	-	-	257

Total	4,464	11,381	668	13,871	-	30,384

31 December 2011

Core
< 1 year (1)	8,268	3,030	1,056	142	-	12,496
1-2 years	5,187	391	638	218	60	6,494
2-3 years	3,587	117	765	230	133	4,832
> 3 years	10,871	1,225	1,846	581	9	14,532
Not classified (2)	2,211	-	-	-	-	2,211

Total	30,124	4,763	4,305	1,171	202	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	-	21,699
1-2 years	508	692	163	3,064	-	4,427
2-3 years	312	177	152	1,738	-	2,379
> 3 years	1,636	392	321	3,126	-	5,475
Not classified (2)	297	-	-	4	-	301

Total	5,977	12,350	929	15,025	-	34,281

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises overdrafts and multi-option facilities for which there is no single maturity date.

Key point
•
The majority of Ulster Bank Group’s commercial real estate portfolio was categorised as < 1 year, owing to the high level of non-performing assets in the portfolio. Ulster Bank places most restructured facilities on demand rather than extend the maturity date.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Commercial real estate (continued)

Portfolio by AQ band	AQ1-AQ2 £m	AQ3-AQ4 £m	AQ5-AQ6 £m	AQ7-AQ8 £m	AQ9 £m	AQ10 £m	Total £m

30 June 2012
Core	924	6,585	17,716	6,828	2,399	4,419	38,871
Non-Core	168	1,248	4,514	3,377	1,806	19,271	30,384

	1,092	7,833	22,230	10,205	4,205	23,690	69,255

31 December 2011

Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281

	1,774	8,001	25,005	10,147	5,496	24,423	74,846

Key points
•
The AQ distribution remained relatively unchanged in both Core and Non-Core during the first half of 2012. The high proportion of the portfolio in the AQ10 band was driven by exposures in Non-Core (Ulster Bank Group and International Banking) and Core (Ulster Bank).

•
Of the total portfolio of £69.3 billion at 30 June 2012, £31.4 billion (31 December 2011 - £34.7 billion) was managed within the Group’s standard credit processes and £5.2 billion (31 December 2011 - £5.9 billion) was receiving varying degrees of heightened credit management under the Group’s Watchlist process. A further £32.7 billion (31 December 2011 - £34.3 billion) was managed within the GRG and included watchlisted and non-performing exposures. The decrease in the portfolio managed by the GRG was driven by Non-Core reductions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Commercial real estate (continued)
The table below analyses commercial real estate lending by loan-to-value (LTV). Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data. In the absence of external valuations, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	Ulster Bank		Rest of the Group		Group
Loan-to-value	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m

30 June 2012
<= 50%	89	37	7,103	321	7,192	358
> 50% and <= 70%	535	122	13,490	1,077	14,025	1,199
> 70% and <= 90%	624	208	8,780	1,179	9,404	1,387
> 90% and <= 100%	509	176	2,320	1,695	2,829	1,871
> 100% and <= 110%	704	523	1,106	1,946	1,810	2,469
> 110% and <= 130%	767	928	670	1,081	1,437	2,009
> 130%	846	9,601	482	3,271	1,328	12,872

Total with LTVs	4,074	11,595	33,951	10,570	38,025	22,165
Other (1)	1	188	7,539	1,337	7,540	1,525

Total	4,075	11,783	41,490	11,907	45,565	23,690

Total portfolio average LTV (2)	138%	262%	67%	189%	75%	227%

31 December 2011

<= 50%	81	28	7,091	332	7,172	360
> 50% and <= 70%	642	121	14,105	984	14,747	1,105
> 70% and <= 90%	788	293	10,042	1,191	10,830	1,484
> 90% and <= 100%	541	483	2,616	1,679	3,157	2,162
> 100% and <= 110%	261	322	1,524	1,928	1,785	2,250
> 110% and <= 130%	893	1,143	698	1,039	1,591	2,182
> 130%	1,468	10,004	672	2,994	2,140	12,998

Total with LTVs	4,674	12,394	36,748	10,147	41,422	22,541
Other (1)	7	38	8,994	1,844	9,001	1,882

Total	4,681	12,432	45,742	11,991	50,423	24,423

Total portfolio average LTV (2)	140%	259%	69%	129%	77%	201%

Notes:
(1)
Other performing loans of £7.5 billion (31 December 2011 - £9.0 billion) include unsecured lending to commercial real estate clients, such as major UK housebuilders. The credit quality of these exposures was consistent with that of the performing portfolio overall. Other non-performing loans of £1.5 billion (31 December 2011 - £1.9 billion) are subject to the Group’s standard provisioning policies.

(2)	Weighted average by exposure.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Commercial real estate (continued)

Key points
•
86% of the commercial real estate portfolio categorised as LTV > 100% was within Ulster Bank Group (Core and Non-Core) and International Banking (Non-Core). A majority of the portfolios are managed within the GRG and are subject to reviews at least quarterly and significant levels of provisions have been taken against these portfolios. Provisions as a percentage of REIL for the Ulster Bank Group commercial real estate portfolio was 56% at 30 June 2012 (31 December 2011 - 53%). The reported LTV levels are based on loan value (before provisions). The growth in the average LTV in the AQ10 category for the rest of the Group was mainly attributable to a corporate client which has been substantially provided for.

•
The average interest coverage ratios for UK Corporate (Core and Non-Core) and International Banking (Non-Core) were 2.69x and 1.29x, respectively, at 30 June 2012 (31 December 2011 - 2.71x and 1.25x, respectively). The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service coverage for this portfolio was 1.28x at 30 June 2012 (31 December 2011 - 1.24x). As a number of different approaches are used within the Group and across geographies to calculate interest coverage ratios, they may not be comparable for different portfolio types and organisations.

Residential mortgages
The majority of the Group’s residential mortgage portfolio exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core balances.
	30 June 2012	31 December 2011
	£m	£m

UK Retail	98,044	96,388
Ulster Bank	19,172	20,020
RBS Citizens (1)	22,994	24,153

	140,210	140,561

Note:
(1)	Restated.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Residential mortgages (continued)
The table below details the distribution of residential mortgages by indexed LTV. LTV averages are calculated by transaction value.

	UK Retail		Ulster Bank		RBS Citizens (3)
Loan-to-value (LTV)	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m

30 June 2012
<= 50%	21,571	297	2,210	218	4,212	37
> 50% and <= 70%	25,924	406	1,628	151	4,424	53
> 70% and <= 90%	34,087	721	1,968	222	6,656	93
> 90% and <= 100%	7,574	354	1,169	119	2,345	53
> 100% and <= 110%	3,869	292	1,291	130	1,593	51
> 110% and <= 130%	2,105	244	2,396	308	1,679	52
> 130%	105	29	5,939	1,423	1,249	50

Total with LTVs	95,235	2,343	16,601	2,571	22,158	389
Other (1)	455	11	-	-	378	69

Total	95,690	2,354	16,601	2,571	22,536	458

Total portfolio average LTV (2)	67%	81%	110%	135%	78%	94%

31 December 2011

<= 50%	21,537	285	2,568	222	4,745	49
> 50% and <= 70%	25,598	390	1,877	157	4,713	78
> 70% and <= 90%	33,738	671	2,280	223	6,893	125
> 90% and <= 100%	7,365	343	1,377	128	2,352	66
> 100% and <= 110%	3,817	276	1,462	130	1,517	53
> 110% and <= 130%	1,514	199	2,752	322	1,536	53
> 130%	60	15	5,405	1,117	1,214	55

Total with LTVs	93,629	2,179	17,721	2,299	22,970	479
Other (1)	567	13	-	-	681	23

Total	94,196	2,192	17,721	2,299	23,651	502

Total portfolio average LTV (2)	67%	80%	104%	125%	76%	91%

Notes:
(1)	Where no indexed LTV is held.
(2)	Calculated by value of debt outstanding.
(3)	Includes residential mortgages and home equity loans and lines (refer to page 194 for breakdown of balances).

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Residential mortgages (continued)

Key points

UK Retail
•	The UK Retail mortgage portfolio totalled approximately £98 billion at 30 June 2012, an increase of 1.7% from 31 December 2011.

•
The assets were prime mortgages and included £7.4 billion (7.6%) of exposure to residential buy-to-let. There was a small legacy portfolio of self-certified mortgages (0.3% of the total mortgage portfolio). Self-certified mortgages were withdrawn in 2004.

•
Gross new mortgage lending remained strong at £7.1 billion. Newly originated mortgages had an average LTV by transaction value of 65.4% during the first half of 2012 compared with 63.0% during 2011. The maximum LTV available to new customers was 90% except for those buying properties under the rules of the government-sponsored NewBuy Indemnity scheme. The scheme, which was introduced in March 2012, permits customers to borrow up to 95% of the value of new properties.

•	Based on the Halifax Price Index at March 2012, the portfolio average indexed LTV by weighted value increased marginally from 67.2% at 31 December 2011 to 67.7% at 30 June 2012.

•
The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls post property sale) improved marginally from 1.6% to 1.5%. The number of properties repossessed in H1 2012 was broadly in line with the number repossessed in H2 2011, averaging 150 per month. Arrears rates remain sensitive to economic developments and are currently favoured by the low interest rate environment.

•	The mortgage impairment charge was £58 million for H1 2012, which compares favourably with £116 million for H1 2011 and £66 million for H2 2011.

Ulster Bank
•
Ulster Bank’s residential mortgage portfolio totalled £19.2 billion at 30 June 2012, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 1.1% from 31 December 2011 as a result of natural amortisation and limited growth due to low market demand.

•	Average LTVs increased from 31 December 2011 to 30 June 2012, on a value basis, as a result of decreases in the house price index, notably in the first quarter of the year.

•	Refer to the Ulster Bank Group (Core and Non-Core) section for commentary on mortgage REIL and repossessions.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios: Residential mortgages (continued)

Key points (continued)

RBS Citizens
•
At 30 June 2012, RBS Citizens’ residential real estate portfolio totalled £23.0 billion (31 December 2011 - £24.2 billion). The real estate portfolio included £6.5 billion of residential mortgages; for 99% of these, the Group held a first-lien mortgage (Core - £6.0 billion; Non-Core - £0.5 billion). The remainder comprised £16.5 billion of home equity loans and lines (Core - £14.2 billion; Non-Core - £2.3 billion).

•
RBS Citizens continues to focus on the ‘footprint states’ of New England, the Mid Atlantic and the Mid West, targeting low risk products and maintaining conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions. At 30 June 2012, £19.2 billion of loans (83% of the total portfolio) were to customers within these footprint states.

•
At 30 June 2012, around 12% of the residential real estate portfolio was in Non-Core. Of this, the largest proportion (75%) was the ‘serviced by others’ (SBO) home equity portfolio. The SBO portfolio consists of purchased pools of home equity loans and lines of credit. The annualised charge-off rate for these loans was 7.1% during the first half of 2012 (down from 8.7% during 2011), due to lending in out-of-footprint geographies, a high proportion (95%) of second-lien mortgages and high LTVs (average LTV of 116% at 30 June 2012). The SBO book has been closed to new purchases since 2007 and is in run-off, with exposure down from £2.3 billion at 31 December 2011 to £2.1 billion at 30 June 2012. The arrears rate of the SBO portfolio decreased from 2.3% at 31 December 2011 to 2.0% at 30 June 2012, as the Group charged off the worst loans and implemented more effective account servicing and collections practices following a change of servicer in 2009.

•
The weighted average LTV of the real estate portfolio increased slightly from 77% at 31 December 2011 to 78% at 30 June 2012, driven by slight declines in the Case-Shiller home price index. Excluding SBO, the weighted average LTV was 74.5%.

•	Impairments on the residential real estate portfolio continued to decline and were £115 million for H1 2012 compared with £165 million for H1 2011 and £158 million for H2 2011.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 30 June 2012, Ulster Bank Group accounted for 10% of the Group’s total gross customer loans and 9% of the Group’s Core gross customer loans. The impairment charge for H1 2012 was £1,166 million, mainly driven by the residential mortgage and commercial real estate portfolios as high unemployment, austerity measures and economic uncertainty have reduced incomes and, together with limited liquidity, depressed the property market. For 2011, the H1 impairment charge was £2,540 million and the full year charge was £3,717 million.

Core
The impairment charge for H1 2012 was £717 million, with the mortgage sector accounting for £356 million (50%). For H1 2011, the charge was £730 million, with the mortgage sector accounting for £311 million (43%). For the whole of 2011, the charge was £1,384 million, with the mortgage sector accounting for £570 million (41%).

Non-Core
The impairment charge for H1 2012 was £449 million. The commercial real estate sector accounted for £398 million (89%); of this, development land accounted for £262 million (58%).

For H1 2011, the corresponding charge was £1,810 million, with the commercial real sector accounting for £1,697 million (94%), of which development land accounted for £1,313 million (73% of the total Non-Core charge). For the whole of 2011, the charge was £2,333 million, with the commercial real estate sector accounting for £2,160 million (93%), of which development land accounted for £1,551 million (66% of the total Non-Core charge).

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios

Ulster Bank Group (Core and Non-Core) (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	YTD Impairment charge	YTD Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 June 2012
Core
Mortgages	19,172	2,561	1,242	13.4	48	6.5	356	11
Commercial real estate
- investment	3,715	1,117	481	30.1	43	12.9	91	-
- development	762	335	164	44.0	49	21.5	24	-
Other corporate	7,908	2,010	1,226	25.4	61	15.5	217	2
Other lending	1,451	211	194	14.5	92	13.4	29	15

	33,008	6,234	3,307	18.9	53	10.0	717	28

Non-Core
Commercial real estate
- investment	3,698	2,929	1,430	79.2	49	38.7	136	3
- development	7,683	7,212	4,374	93.9	61	56.9	262	37
Other corporate	1,619	1,136	656	70.2	58	40.5	51	7

	13,000	11,277	6,460	86.7	57	49.7	449	47

Ulster Bank Group
Mortgages	19,172	2,561	1,242	13.4	48	6.5	356	11
Commercial real estate
- investment	7,413	4,046	1,911	54.6	47	25.8	227	3
- development	8,445	7,547	4,538	89.4	60	53.7	286	37
Other corporate	9,527	3,146	1,882	33.0	60	19.8	268	9
Other lending	1,451	211	194	14.5	92	13.4	29	15

	46,008	17,511	9,767	38.1	56	21.2	1,166	75

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios

Ulster Bank Group (Core and Non-Core) (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	YTD Impairment charge	YTD Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	-
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25

	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16

	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25

	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Key points
•	Core REIL increased by £711 million or 13% compared with 31 December 2011 to £6,234 million at 30 June 2012.

•
Mortgages accounted for £377 million (53%) of the increase in Core REIL, driven by a continued challenging economic environment. Mortgage REIL as a percentage of gross mortgages was 13.4% (by value) at 30 June 2012 compared with 10.9% at 31 December 2011. The number of properties repossessed in H1 2012 was broadly in line with the number of repossessed in H2 2011, averaging 15 per month.

•
Non-Core REIL decreased by £334 million or 3% compared with 31 December 2011 to £11,277 million at 30 June 2012, as a result of lower defaults and increased restructuring in the commercial real estate portfolio.

•	At 30 June 2012, 64% of REIL was in Non-Core, of which the commercial real estate development portfolio accounted for 64%.

Risk and balance sheet management (continued)

Risk management: Credit risk: Key credit portfolios

Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio for Ulster Bank (Core and Non-Core) totalled £15.9 billion at 30 June 2012, of which £11.4 billion or 72% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 31 December 2011, with 27% in Northern Ireland, 62% in the Republic of Ireland and 11% in the UK (excluding Northern Ireland).

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 June 2012
Ireland (ROI and NI)	4,939	1,077	2,315	5,719	14,050
UK (excluding NI)	1,287	96	91	304	1,778
RoW	14	-	5	11	30

	6,240	1,173	2,411	6,034	15,858

31 December 2011

Ireland (ROI and NI)	5,097	1,132	2,591	6,317	15,137
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	-	32	63

	6,495	1,247	2,686	6,685	17,113

Key points
•
Commercial real estate remains the primary sector contributing to the Ulster Bank Group defaulted loan book. The outlook for the property sector remains challenging, with limited liquidity in the marketplace to support sales or refinancing. Asset values are regularly re-assessed because of depressed market conditions.

•
Within its early problem management framework, Ulster Bank may agree various measures with customers whose loans are performing but who are experiencing temporary financial difficulties. During H1 2012, commercial real estate loans amounting to £0.1 billion (each having exposures greater than £10 million) benefited from such measures.

•	During H1 2012, impaired commercial real estate loans amounting to £0.7 billion (for exposures greater than £10 million) were restructured and remain in the non-performing book.

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

For a description of the Group’s basis of measurement and methodology enhancements, refer to pages 187 to 189 of the Group’s 2011 Annual Report.

CRD III capital charges
Following the implementation of CRD III in 2011, the Group is required to calculate: (i) Stressed VaR  (SVaR) - an additional capital charge based on a stressed calibration of the VaR model; (ii) an Incremental Risk Charge (IRC) to capture the default and migration risk for credit risk positions in the trading book; and (iii) an All Price Risk (APR) measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges. The capital charges at 30 June 2012 associated with these models are shown in the table below:

	30 June	31 March	31 December
	2012	2012	2011
	£m	£m	£m

Stressed VaR	1,670	1,793	1,682
Incremental Risk Charge	528	659	469
All Price Risk	199	262	297

Key points
•	The FSA approved the inclusion of the Group’s US trading subsidiary in the regulatory models in March 2012, resulting in an increase in the IRC and SVaR at 31 March 2012.

•
During Q2 2012, the IRC and SVaR decreased due to general de-risking in sovereign, corporate and agency positions. At the end of Q2 2012, an enhanced IRC model was implemented, partially offsetting the decrease. The APR decreased during Q1 and Q2 due to the unwinding of trades in Non-Core.

Risk and balance sheet management (continued)

Market risk (continued)

Daily distribution of Markets trading revenues

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in the month in question.

Key points
•
The average daily revenue earned by Markets’ trading activities in H1 2012 was £20 million, compared with £26 million for H1 2011. The standard deviation of the daily revenues for H1 2012 was £14 million, compared with £17 million in H1 2011. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•
The number of days with negative revenue increased from six in H1 2011 to thirteen in H1 2012. Trading conditions were challenging, characterised by low, flat interest rate curves and by risk aversion weighing on credit and emerging market sentiment. In light of the economic slowdown and political uncertainty in Europe, client volumes remained very subdued.

•
The two most frequent results were daily revenue of: (i) between £15 million and £20 million, and (ii) between £20 million and £25 million, each of which occurred 19 times in H1 2012. In H1 2011, the most frequent result was daily revenue of between £25 million and £30 million, which occurred 18 times.

Risk and balance sheet management (continued)

Market risk (continued)
The tables below detail VaR for the Group’s trading portfolios.

	Half year ended								31 December 2011
	30 June 2012				30 June 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Period end
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	66.3	58.7	95.7	43.6	49.8	36.8	79.2	27.5	68.1
Credit spread	75.7	50.2	94.9	44.9	103.4	64.6	151.1	60.0	74.3
Currency	12.6	10.9	21.3	8.2	10.8	9.3	18.0	5.2	16.2
Equity	6.3	6.2	12.5	3.3	10.8	12.0	17.3	5.2	8.0
Commodity	1.9	1.3	6.0	0.9	0.2	0.3	1.6	-	2.3
Diversification (1)		(45.3)				(61.0)			(52.3)

Total	103.4	82.0	137.0	66.5	117.3	62.0	181.3	60.8	116.6

Core	75.3	67.2	118.0	47.4	84.0	42.5	133.9	42.5	89.1
Non-Core	35.8	24.3	41.9	22.1	91.4	51.4	128.6	47.5	34.6

CEM	78.2	75.8	84.2	73.3	43.6	33.5	57.4	30.3	75.8

Total (excluding CEM)	50.4	43.0	76.4	37.5	97.4	47.6	150.0	45.8	49.7

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
•
The Group’s average credit spread VaR for H1 2012 was considerably lower than that for the same period last year, due to the credit spread volatility experienced during the 2008 financial crisis dropping out of the time series window, combined with a reduction in the asset-backed securities trading inventory in Core and the restructuring of some monoline hedges relating to the Non-Core banking book.

•
Counterparty Exposure Management (CEM) manages the over-the-counter derivative counterparty credit risk on behalf of other Markets businesses. More recently, CEM also centrally manages the funding risk on these contracts. The CEM trading VaR was considerably higher in H1 2012 than in H1 2011, primarily due to the transfer of funding risk management from individual desks to CEM.

•
The period end interest rate VaR was higher for H1 2012 than H1 2011. The VaR increased during H2 2011, driven by: (i) pre-hedging activity associated with a large successful UK gilt syndication in which RBS participated; and (ii) positioning reflecting market expectations. The VaR remained at this higher level during H1 2012 given further pre-hedging and positioning activity ahead of subsequent government bond auctions.

Risk and balance sheet management (continued)

Market risk (continued)

	Quarter ended
	30 June 2012				31 March 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	58.8	58.7	84.5	43.6	73.8	68.3	95.7	51.2
Credit spread	67.3	50.2	90.1	44.9	84.2	88.5	94.9	72.6
Currency	12.6	10.9	18.0	8.8	12.5	11.1	21.3	8.2
Equity	5.1	6.2	7.8	3.3	7.5	6.3	12.5	4.7
Commodity	1.2	1.3	2.4	0.9	2.5	1.3	6.0	1.0
Diversification (1)		(45.3)				(69.0)

Total	90.3	82.0	111.0	66.5	116.6	106.5	137.0	97.2

Core	67.9	67.2	84.1	47.4	82.8	74.5	118.0	63.6
Non-Core	32.9	24.3	40.4	22.1	38.7	39.3	41.9	34.2

CEM	77.3	75.8	83.7	73.8	79.1	78.5	84.2	73.3

Total (excluding CEM)	47.4	43.0	63.2	37.5	53.5	56.6	76.4	41.0

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
•	The average and period end Non-Core and credit spread VaR were lower in Q2 2012 than in Q1 2012, as Non-Core continued its de-risking strategy through the disposal of assets and unwinding of trades.

•	The average and period end interest rate trading VaR were lower in Q2 2012 than in Q1 2012, driven by position reductions in the early part of Q2 2012.

Risk and balance sheet management (continued)

Market risk (continued)
The tables below detail VaR for the Group’s non-trading portfolio, excluding the structured credit portfolio and loans and receivables.

	Half year ended								31 December 2011
	30 June 2012				30 June 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Period end
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.4	6.0	10.7	6.0	8.0	8.3	10.8	5.7	9.9
Credit spread	12.6	9.1	15.4	9.1	21.4	18.0	39.3	14.2	13.6
Currency	3.5	3.5	4.5	3.2	1.1	3.3	3.3	0.1	4.0
Equity	1.8	1.6	1.9	1.6	2.3	2.0	3.1	2.0	1.9
Diversification (1)		(11.2)				(13.1)			(13.6)

Total	14.3	9.0	18.3	9.0	22.6	18.5	41.6	13.4	15.8

Core	14.0	9.0	19.0	8.9	22.0	19.4	38.9	13.5	15.1
Non-Core	2.2	1.7	2.6	1.6	3.2	4.3	4.3	2.2	2.5

CEM	1.0	1.0	1.0	0.9	0.3	0.3	0.4	0.3	0.9

Total (excluding CEM)	14.1	9.0	17.8	9.0	22.5	18.4	41.4	13.7	15.5

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point
•
The average Core and credit spread VaR were considerably lower in H1 2012 than in H1 2011, due to reduced volatility in the market data time series, position reductions and a decrease in the size of the collateral portfolio. The reduction in collateral was driven by the restructuring of certain Dutch RMBS. This restructuring facilitated their eligibility as ECB collateral and allowed the disposal in H1 2012 of additional collateral purchased during H2 2011.

Risk and balance sheet management (continued)

Market risk (continued)

	Quarter ended
	30 June 2012				31 March 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	7.2	6.0	8.3	6.0	9.6	8.7	10.7	8.7
Credit spread	11.4	9.1	13.4	9.1	13.9	15.2	15.4	12.9
Currency	3.3	3.5	3.6	3.2	3.7	3.3	4.5	3.2
Equity	1.6	1.6	1.8	1.6	1.9	1.8	1.9	1.8
Diversification (1)		(11.2)				(10.8)

Total	12.8	9.0	15.5	9.0	15.7	18.2	18.3	13.6

Core	12.3	9.0	14.8	8.9	15.7	18.8	19.0	13.5
Non-Core	1.8	1.7	2.5	1.6	2.5	2.4	2.6	2.4

CEM	1.0	1.0	1.0	0.9	1.0	0.9	1.0	0.9

Total (excluding CEM)	12.4	9.0	15.4	9.0	15.7	17.4	17.8	13.5

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point
•
The Group’s total non-trading VaR was lower in Q2 2012 than in the previous quarter, largely due to decreases in the credit spread and interest rate VaR, which were driven by reduced volatility in the time series and the decrease in the collateral portfolio referred to on the previous page.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio
The Structured Credit Portfolio is within Non-Core. The risk in this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and RWA basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1-2 years	-	-	-	122	122	-	-	-	114	114
2-3 years	-	-	7	69	76	-	-	6	65	71
3-4 years	-	9	-	49	58	-	9	-	46	55
4-5 years	-	-	103	40	143	-	-	83	37	120
5-10 years	-	379	174	277	830	-	352	109	242	703
>10 years	346	359	485	573	1,763	139	315	308	329	1,091

	346	747	769	1,130	2,992	139	676	506	833	2,154

31 March 2012

1-2 years	-	-	-	54	54	-	-	-	48	48
2-3 years	-	-	9	153	162	-	-	9	143	152
4-5 years	-	18	30	93	141	-	17	23	86	126
5-10 years	-	368	254	248	870	-	334	167	210	711
>10 years	1,115	432	833	557	2,937	202	368	569	319	1,458

	1,115	818	1,126	1,105	4,164	202	719	768	806	2,495

31 December 2011

1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

Note:
(1)
MBS include sub-prime RMBS with a notional amount of £369 million (31 March 2012 - £396 million; 31 December 2011 - £401 million) and a fair value of £235 million (31 March 2012 - £258 million; 31 December 2011 - £252 million), all with residual maturities of >10 years.

Key point
•
The CDO drawn notional was significantly lower at 30 June 2012 than at 31 December 2011, due to the liquidation of legacy trust preferred securities and commercial real estate CDOs and the subsequent sale of the underlying assets. Some retained assets were added to the MBS portfolio during Q1 2012, increasing the MBS drawn notional at 31 March 2012, but were sold outright during Q2 2012, reducing the drawn notional back to the level seen at 31 December 2011.

Risk and balance sheet management (continued)

Risk management: Country risk

Introduction
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

The risk that one or more of the weaker eurozone member states will default on its external debts and/or exit the eurozone is a particular concern. It carries with it the potential for broader economic contagion and even a complete break-up or restructuring of the eurozone. The potential for such events gives rise to redenomination risk - the risk that losses may occur when a country converts its currency and then suffers a sharp devaluation - in addition to other risks.

The Group’s overall exposure to redenomination risk is difficult to predict with certainty, but the key driving factors are the currency of exposures; the form and nature of the documentation, collateral and guarantees related to the exposures; and whether there are offsetting liabilities that would be redenominated at the same time. For the purposes of estimating funding mismatches at risk of redenomination (see below), the Group assumes that non-euro exposures, and certain facilities documented under international law, are unlikely to be affected by a redenomination event.

The Group believes that the balances reported in this section represent a realistic, if conservative, view of its asset exposure to redenomination risk and related risks. Assets that are not denominated in euros, and facilities that are guaranteed or documented under international law, are expected to have protection from redenomination, and analysis shows the Group’s actual exposure purely to redenomination risk is lower. However, a redenomination event would be accompanied by increased credit risk, for two reasons. First, capital controls would likely be introduced in the affected country - resulting in any non-redenominated assets, including non-euro assets, potentially becoming harder to service (transfer and convertibility event). Second, a sharp devaluation could imply payment difficulties for counterparties with large debts denominated in foreign currency (counterparty defaults).

The Group's focus has been on reducing its asset exposures and funding mismatches in the eurozone periphery countries. Total asset exposures to these countries fell by 10% in H1 2012. Estimated funding mismatches at 30 June 2012 are approximately £12 billion in Ireland and £7 billion in Spain. The mismatch positions in Portugal and Greece are modest. In Italy there are surplus liabilities of approximately £1 billion. The Group is taking steps to significantly reduce its Spanish funding mismatch and expects to make further progress in the second half of this year.

Risk and balance sheet management (continued)

Risk management: Country risk: Introduction (continued)
For further details of the Group’s approach to country risk management, refer to pages 166 to 168 of the Group’s 2011 Annual Report.

The following tables show the Group’s exposures by country of incorporation of the counterparty at 30 June 2012. Countries shown are those where the Group’s balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from S&P, Moody’s or Fitch at 30 June 2012, as well as certain eurozone countries. The numbers are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions of headings in the following tables:

Lending - comprises gross loans and advances to: central and local government; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place but no impairment provision is recognised - risk elements in lending (REIL).

Debt securities - comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Risk and balance sheet management (continued)

Risk management: Country risk: Introduction (continued)

Derivatives (net) - comprises the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. In the event of counterparty default, this is the net amount due to the Group from the counterparty. Counterparty netting is applied within the regulatory capital model used.

Reverse repos (net) - comprises the mtm value of such contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

Balance sheet - comprises lending exposures, debt securities and derivatives and reverse repo exposures, as defined above.

In addition, for eurozone periphery countries, derivative and reverse repo netting referred to above is disclosed.

Off-balance sheet - comprises contingent liabilities, including guarantees, and committed undrawn facilities.

Credit default swaps (CDSs) - under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par amount of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the notional less fair value amounts arising from sold positions netted against those arising from bought positions, which equals the net change in exposure for a given reference entity should the CDS contract be triggered by a credit event, assuming there is zero recovery rate. However, in most cases, the Group expects the recovery rate to be greater than zero and the change in exposure to be less than this amount.

Government - comprises central and local government.

Asset quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 103 of the Group’s 2011 Annual Report.

Eurozone periphery - comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary

	30 June 2012
	Lending								Debt securities	Derivatives	Reverse repos	Balance sheet	Off- balance sheet	Total	CDS notional less fair value
	Government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non- Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,800	40	374	18,340	17,978	38,577	9,723	747	1,822	551	41,697	2,979	44,676	(67)
Spain	9	-	117	107	4,937	337	5,507	3,207	4,619	2,261	-	12,387	1,962	14,349	(542)
Italy	-	32	176	257	1,587	25	2,077	1,007	660	2,317	-	5,054	2,677	7,731	(75)
Portugal	-	-	-	-	411	6	417	252	143	562	-	1,122	174	1,296	24
Greece	4	-	-	30	149	12	195	69	16	351	-	562	46	608	(9)
Cyprus	-	-	-	39	241	14	294	127	-	52	-	346	17	363	-

Eurozone periphery	58	1,832	333	807	25,665	18,372	47,067	14,385	6,185	7,365	551	61,168	7,855	69,023	(669)

Germany	-	17,351	610	299	5,525	156	23,941	4,527	13,417	10,283	390	48,031	8,329	56,360	(1,769)
Netherlands	1	9,185	617	1,556	4,755	29	16,143	2,563	8,548	10,261	634	35,586	11,954	47,540	(1,102)
France	498	2	829	176	2,913	73	4,491	2,028	4,344	7,877	401	17,113	9,455	26,568	(1,688)
Belgium	-	-	300	246	493	21	1,060	343	1,282	3,052	21	5,415	1,402	6,817	(127)
Luxembourg	-	-	1	471	2,100	3	2,575	1,072	311	1,578	393	4,857	1,934	6,791	(304)
Other eurozone	60	-	16	73	974	13	1,136	172	922	1,743	31	3,832	1,312	5,144	(150)

Total eurozone	617	28,370	2,706	3,628	42,425	18,667	96,413	25,090	35,009	42,159	2,421	176,002	42,241	218,243	(5,809)

Other countries

Japan	-	629	477	240	326	19	1,691	195	10,331	1,815	178	14,015	721	14,736	(295)
India	-	85	1,077	37	2,912	96	4,207	213	1,259	137	-	5,603	1,492	7,095	(59)
China	6	195	1,281	60	667	28	2,237	56	622	365	240	3,464	1,827	5,291	57
South Korea	-	7	570	-	620	2	1,199	2	769	203	150	2,321	806	3,127	(150)
Brazil	-	-	859	-	203	3	1,065	62	742	44	-	1,851	273	2,124	496
Turkey	135	54	120	69	998	20	1,396	312	313	90	-	1,799	659	2,458	2
Russia	-	32	810	2	514	50	1,408	66	211	45	-	1,664	538	2,202	(264)
Romania	23	114	4	4	378	356	879	878	313	5	-	1,197	126	1,323	(24)

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)
	31 December 2011 (1)
	Lending								Debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total	CDS notional less fair value
	Government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non- Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	333	18,994	18,858	39,833	10,156	886	2,273	551	43,543	2,928	46,471	53
Spain	9	3	130	154	5,775	362	6,433	3,735	6,155	2,391	2	14,981	2,630	17,611	(1,013)
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	-	6,644	3,150	9,794	(452)
Portugal	-	-	10	-	495	5	510	341	113	519	-	1,142	268	1,410	55
Greece	7	6	-	31	427	14	485	94	409	355	-	1,249	52	1,301	1
Cyprus	-	-	-	38	250	14	302	133	2	56	-	360	68	428	-

Eurozone periphery	61	1,549	509	855	28,385	19,276	50,635	15,614	8,823	7,908	553	67,919	9,096	77,015	(1,356)

Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	10,169	166	51,891	7,527	59,418	(2,401)
Netherlands	8	7,654	623	1,557	4,827	20	14,689	2,498	9,893	10,010	275	34,867	13,561	48,428	(1,295)
France	481	3	1,273	282	3,761	79	5,879	2,317	7,794	8,701	345	22,719	10,217	32,936	(2,846)
Belgium	-	8	287	354	588	20	1,257	480	652	2,959	51	4,919	1,359	6,278	(99)
Luxembourg	-	-	101	925	2,228	2	3,256	1,497	130	2,884	805	7,075	2,007	9,082	(404)
Other eurozone	121	-	28	77	1,125	12	1,363	191	708	1,894	-	3,965	1,297	5,262	(25)

Total eurozone	671	27,282	3,474	4,355	47,522	19,564	102,868	27,999	43,767	44,525	2,195	193,355	45,064	238,419	(8,426)

Other countries

Japan	-	2,085	688	96	433	26	3,328	338	12,456	2,443	191	18,418	452	18,870	(365)
India	-	275	610	35	2,949	127	3,996	350	1,530	218	-	5,744	1,280	7,024	(105)
China	9	178	1,237	16	654	30	2,124	50	597	410	3	3,134	1,559	4,693	(62)
South Korea	-	5	812	2	576	1	1,396	3	845	251	153	2,645	627	3,272	(22)
Brazil	-	-	936	-	227	4	1,167	70	790	24	-	1,981	319	2,300	164
Turkey	215	193	252	66	1,072	16	1,814	423	361	94	-	2,269	437	2,706	10
Russia	-	36	970	8	659	62	1,735	76	186	47	-	1,968	356	2,324	(343)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	-	1,280	160	1,440	8

Note:
(1)	Lending and reverse repos have been revised to exclude cash-equivalent of collateral pledged against derivative liabilities and central bank facilities respectively.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)
Reported exposures are affected by currency movements. Over the first half of 2012, sterling appreciated 1.4% against the US dollar and 3.5% against the euro.

Key points
•
Balance sheet and off-balance sheet exposures to most countries shown in the table declined in the first half of 2012, as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all product categories except reverse repos, and in all client groups, with a few exceptions as noted below. Non-Core exposure declined as the strategy for disposal progressed, particularly in Germany and Spain.

•
Total eurozone - balance sheet exposure declined by £17.4 billion or 9% in the first half of 2012 to £176.0 billion, with reductions seen primarily in periphery countries but also in France, Germany and Luxembourg. This reflected exchange rate movements, sales of Greek, Spanish and Portuguese government bonds, write-offs, active exposure management and debt reduction efforts by bank clients.

•
Eurozone periphery - balance sheet exposure decreased in all peripheral countries to a combined £61.2 billion, a reduction by £6.8 billion or 10%, caused in part by reductions in AFS bonds. Most of the Group’s exposure arises from the activities of Markets, International Banking, Group Treasury and Ulster Bank (with respect to Ireland). Group Treasury has a portfolio of Spanish bank and financial institution market-based securities bonds. International Banking provides trade finance facilities to clients across Europe, including the eurozone periphery. Exposure to Cyprus amounted to £0.4 billion at 30 June 2012, comprising largely lending exposure to special purpose vehicles incorporated in Cyprus.

•
Japan - Exposure decreased during the first half of 2012, in part reflecting a reduction in International Banking’s cash management business and a change in Japanese yen clearing status from direct (self-clearing) membership to agency, resulting in a £2.2 billion reduction in AFS Japanese government bonds. Derivative exposure decreased because of reduced forward foreign exchange positions being taken by clients from the start of the new Japanese fiscal year (1 April).

•	CDS protection bought and sold:
○
The Group uses CDS contracts to service customer activity as well as to manage counterparty and country exposure. During the first half of 2012, eurozone gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing of contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets through derivative compression trades and other means. The fair value of bought and sold CDS contracts also decreased, due to the reduction in gross notional CDS positions and to a narrowing of CDS spreads over the first half of 2012 for a number of eurozone countries, including Portugal and Ireland.

○
Greek sovereign CDS positions were fully closed out in April, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

Key points (continued)
○
The Group transacts CDS contracts primarily with investment-grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, the risk is mitigated through specific collateralisation.

○
Due to their bespoke nature, exposures relating to CDPCs and associated hedges have not been included as they cannot be meaningfully attributed to a particular country or reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity.

For more specific commentary on the Group’s exposure to Ireland, Spain, Italy, Portugal and Greece, refer to pages 217 to 227. For commentary on the Group’s exposure to other eurozone non-periphery countries, see page 241.

Risk and balance sheet management (continued)

Risk management: Country risk: Total eurozone

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	617	-	-	12,621	194	19,238	13,580	18,279	1,667	-	20,563	1,683	22,246
Central banks	28,370	-	-	-	-	-	-	-	28	-	28,398	-	28,398
Other banks	2,706	-	-	5,488	(684)	1,063	1,358	5,193	28,824	1,609	38,332	4,518	42,850
Other FI	3,628	-	-	9,590	(1,072)	1,274	331	10,533	7,666	811	22,638	6,522	29,160
Corporate	42,425	13,993	6,975	825	31	400	221	1,004	3,973	1	47,403	28,753	76,156
Personal	18,667	2,664	1,371	-	-	-	-	-	1	-	18,668	765	19,433

	96,413	16,657	8,346	28,524	(1,531)	21,975	15,490	35,009	42,159	2,421	176,002	42,241	218,243

31 December 2011

Government	671	-	-	18,406	81	19,597	15,049	22,954	1,924	-	25,549	1,056	26,605
Central banks	27,282	-	-	20	-	6	-	26	35	-	27,343	-	27,343
Other banks	3,474	-	-	8,423	(752)	1,272	1,502	8,193	28,595	1,090	41,352	4,493	45,845
Other FI	4,355	-	-	10,494	(1,129)	1,138	471	11,161	9,854	1,102	26,472	8,199	34,671
Corporate	47,522	14,152	7,267	964	24	528	59	1,433	4,116	3	53,074	30,551	83,625
Personal	19,564	2,280	1,069	-	-	-	-	-	1	-	19,565	765	20,330

	102,868	16,432	8,336	38,307	(1,776)	22,541	17,081	43,767	44,525	2,195	193,355	45,064	238,419

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	33,378	32,363	3,674	(3,531)	37,080	36,759	6,488	(6,376)
Other banks	14,590	14,564	1,131	(1,073)	19,736	19,232	2,303	(2,225)
Other FI	11,517	10,554	499	(448)	17,949	16,608	693	(620)
Corporate	50,151	45,800	1,149	(855)	76,966	70,119	2,241	(1,917)

	109,636	103,281	6,453	(5,907)	151,731	142,718	11,725	(11,138)

Risk and balance sheet management (continued)

Risk management: Country risk: Total eurozone (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	53,212	3,234	1,295	150	186	22	-	-	54,693	3,406
Other FI	51,975	2,787	546	37	2,280	214	142	9	54,943	3,047

	105,187	6,021	1,841	187	2,466	236	142	9	109,636	6,453

31 December 2011

Banks	67,624	5,585	1,085	131	198	23	-	-	68,907	5,739
Other FI	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986

	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	58	-	-	519	(198)	4,524	5,053	(10)	103	-	151	72	223
Central banks	1,832	-	-	-	-	-	-	-	-	-	1,832	-	1,832
Other banks	333	-	-	3,440	(813)	287	247	3,480	4,747	473	9,033	105	9,138
Other FI	807	-	-	2,041	(674)	405	48	2,398	896	78	4,179	1,667	5,846
Corporate	25,665	11,892	6,246	189	1	148	20	317	1,618	-	27,600	5,391	32,991
Personal	18,372	2,634	1,346	-	-	-	-	-	1	-	18,373	620	18,993

	47,067	14,526	7,592	6,189	(1,684)	5,364	5,368	6,185	7,365	551	61,168	7,855	69,023

31 December 2011

Government	61	-	-	1,207	(339)	4,854	5,652	409	236	-	706	118	824
Central banks	1,549	-	-	-	-	-	-	-	-	-	1,549	-	1,549
Other banks	509	-	-	5,279	(956)	436	318	5,397	4,350	480	10,736	67	10,803
Other FI	855	-	-	2,331	(654)	228	56	2,503	1,783	73	5,214	1,862	7,076
Corporate	28,385	12,272	6,567	274	4	240	-	514	1,538	-	30,437	6,412	36,849
Personal	19,276	2,258	1,048	-	-	-	-	-	1	-	19,277	637	19,914

	50,635	14,530	7,615	9,091	(1,945)	5,758	6,026	8,823	7,908	553	67,919	9,096	77,015

Derivative and reverse repo netting were £29,590 million (31 December 2011 - £32,506 million) and £3,195 million (31 December 2011 - £3,320 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	22,092	22,292	3,349	(3,232)	25,883	26,174	5,979	(5,926)
Other banks	6,639	6,618	778	(751)	9,372	9,159	1,657	(1,623)
Other FI	2,767	2,498	222	(199)	3,854	3,635	290	(262)
Corporate	7,567	6,701	691	(571)	10,798	9,329	999	(860)

	39,065	38,109	5,040	(4,753)	49,907	48,297	8,925	(8,671)

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone periphery (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	21,383	2,718	874	136	90	14	22,347	2,868
Other FI	15,731	2,053	189	5	798	114	16,718	2,172

	37,114	4,771	1,063	141	888	128	39,065	5,040

31 December 2011

Banks	26,008	4,606	604	112	93	14	26,705	4,732
Other FI	22,082	3,980	394	51	726	162	23,202	4,193

	48,090	8,586	998	163	819	176	49,907	8,925

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	45	-	-	109	(36)	9	9	109	2	-	156	2	158
Central bank	1,800	-	-	-	-	-	-	-	-	-	1,800	-	1,800
Other banks	40	-	-	174	(25)	66	25	215	742	473	1,470	40	1,510
Other FI	374	-	-	51	-	301	4	348	671	78	1,471	632	2,103
Corporate	18,340	10,311	5,683	75	1	1	1	75	406	-	18,821	1,785	20,606
Personal	17,978	2,634	1,346	-	-	-	-	-	1	-	17,979	520	18,499

	38,577	12,945	7,029	409	(60)	377	39	747	1,822	551	41,697	2,979	44,676

31 December 2011

Government	45	-	-	102	(46)	20	19	103	92	-	240	2	242
Central bank	1,467	-	-	-	-	-	-	-	-	-	1,467	-	1,467
Other banks	136	-	-	177	(39)	195	14	358	981	478	1,953	-	1,953
Other FI	333	-	-	61	-	116	35	142	782	73	1,330	546	1,876
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	-	19,694	1,841	21,535
Personal	18,858	2,258	1,048	-	-	-	-	-	1	-	18,859	539	19,398

	39,833	12,527	6,737	488	(82)	466	68	886	2,273	551	43,543	2,928	46,471

Derivative and reverse repo netting were £16,122 million (31 December 2011 - £19,189 million) and £2,645 million (31 December 2011 - £2,324 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,294	2,385	360	(376)	2,145	2,223	466	(481)
Other banks	114	111	8	(8)	110	107	21	(21)
Other FI	704	644	68	(69)	523	630	64	(74)
Corporate	316	238	(16)	16	425	322	(11)	10

	3,428	3,378	420	(437)	3,203	3,282	540	(566)

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,621	230	5	1	-	-	1,626	231
Other FI	1,343	179	161	-	298	10	1,802	189

	2,964	409	166	1	298	10	3,428	420

31 December 2011

Banks	1,586	300	2	-	-	-	1,588	300
Other FI	1,325	232	161	1	129	7	1,615	240

	2,911	532	163	1	129	7	3,203	540

Key points
•
At 30 June 2012, Ulster Bank Group (UBG) contributed 88% of the Group’s exposure to Ireland (31 December 2011 - 87%). The largest components of the Group’s exposure are corporate lending of £18.3 billion (more than half of which is to the property sector - mainly commercial real estate, plus construction and building materials) and personal lending of £18.0 billion (mainly mortgages). In addition, Ulster Bank Group has money market placings with the Central Bank of Ireland (CBI), and Markets has derivative exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

•
Group exposure decreased further in the first half of 2012, with a reduction in lending of £1.3 billion as a result of currency movements and de-risking in the portfolio. Derivative and repo exposure, largely in Markets, decreased by £0.5 billion mainly as a result of lower interest rates.

•	Government and Central bank
Exposure to the CBI fluctuates, driven by regulatory requirements and by deposits of excess liquidity as part of UBG’s asset and liability management.

•	Financial institutions

Markets, International Banking and UBG account for the majority of the Group’s exposure to financial institutions. The largest category is derivatives and reverse repos, where exposure is affected predominantly by market movements and much of the exposure is collateralised.

•	Corporate

Lending exposure fell by approximately £0.7 billion over the first half of 2012, driven by exchange rate movements and write-offs. Commercial real estate lending, nearly all in UBG, amounted to £10.5 billion at 30 June 2012, down £0.4 billion from 31 December 2011 amid continuing adverse market conditions. The commercial real estate lending exposure is largely in UBG Non-Core and includes REIL of £7.6 billion and loan provisions of £4.1 billion.

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

Key points (continued)

•	Personal

Overall lending exposure fell a further £0.9 billion as a result of exchange rate movements, amortisation, maturities, a small amount of write-offs, low new business volumes and active risk management. Residential mortgage loans amounted to £17.0 billion, including REIL of £2.5 billion and loan provisions of £1.1 billion. The housing market continues to suffer from weak domestic demand, with house prices now approximately 50% below their 2007 peak.

•	Non-Core (included above)

Ireland Non-Core lending exposure was £9.7 billion at 30 June 2012, down by £0.4 billion since 31 December 2011. The remaining lending portfolio largely consisted of exposures to real estate (80%), retail (6%) and leisure (4%).

Risk and balance sheet management (continued)

Risk management: Country risk: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	9	-	-	29	(19)	383	493	(81)	3	-	(69)	70	1
Central bank	-	-	-	-	-	-	-	-	-	-	-	-	-
Other banks	117	-	-	3,092	(758)	163	113	3,142	1,776	-	5,035	40	5,075
Other FI	107	-	-	1,472	(662)	67	32	1,507	38	-	1,652	251	1,903
Corporate	4,937	1,008	226	-	-	61	10	51	444	-	5,432	1,544	6,976
Personal	337	-	-	-	-	-	-	-	-	-	337	57	394

	5,507	1,008	226	4,593	(1,439)	674	648	4,619	2,261	-	12,387	1,962	14,349

31 December 2011

Government	9	-	-	33	(15)	360	751	(358)	35	-	(314)	116	(198)
Central bank	3	-	-	-	-	-	-	-	-	-	3	-	3
Other banks	130	-	-	4,892	(867)	162	214	4,840	1,620	2	6,592	41	6,633
Other FI	154	-	-	1,580	(639)	65	8	1,637	282	-	2,073	169	2,242
Corporate	5,775	1,190	442	9	-	27	-	36	454	-	6,265	2,247	8,512
Personal	362	-	-	-	-	-	-	-	-	-	362	57	419

	6,433	1,190	442	6,514	(1,521)	614	973	6,155	2,391	2	14,981	2,630	17,611

Derivative and reverse repo netting were £4,440 million (31 December 2011 - £4,384 million) and £487 million (31 December 2011 - £567 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	4,960	4,968	693	(665)	5,151	5,155	538	(522)
Other banks	1,779	1,739	145	(136)	1,965	1,937	154	(152)
Other FI	1,269	1,087	98	(78)	2,417	2,204	157	(128)
Corporate	3,168	2,733	282	(232)	4,831	3,959	448	(399)

	11,176	10,527	1,218	(1,111)	14,364	13,255	1,297	(1,201)

Risk and balance sheet management (continued)

Risk management: Country risk: Spain (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	5,602	559	51	7	31	4	5,684	570
Other FI	5,198	595	21	4	273	49	5,492	648

	10,800	1,154	72	11	304	53	11,176	1,218

31 December 2011

Banks	6,595	499	68	5	32	4	6,695	508
Other FI	7,238	736	162	3	269	50	7,669	789

	13,833	1,235	230	8	301	54	14,364	1,297

Key points
•	The Group maintains strong relationships with banks, other financial institutions and large corporate clients.
•
The exposure to Spain is driven by corporate lending and a sizeable mortgage-backed securities covered bond portfolio. Exposure fell further in most categories in the first half of 2012, driven by the sale of part of the covered bond portfolio and a decline in corporate lending, as a result of steps to de-risk the portfolio.

•	Government and Central bank
The Group’s exposure was very small at 30 June 2012.

•	Financial institutions

The Group’s largest exposure was a covered bond portfolio of £4.6 billion at 30 June 2012, a decrease by £1.9 billion in H1 2012, largely as a result of sales. The portfolio continued to perform satisfactorily. However, the Group is monitoring the situation closely, including undertaking stress analyses.

A further £1.8 billion of the Group’s exposure consisted of derivatives to Spanish international banks and a few of the large regional banks, the majority of which was collateralised.
Lending to banks consists mainly of short-term uncommitted credit lines with the top two international Spanish banks.

•	Corporate

Lending decreased by £0.8 billion and off-balance exposure by another £0.7 billion, due to reductions mostly in the natural resources and property sectors. Commercial real estate lending amounted to £2.1 billion at 30 June 2012, nearly all in Non-Core. The majority of REIL and loan provisions relates to commercial real estate lending and further decreased over the first half of 2012, reflecting disposals and restructurings.

•	Non-Core (included above)

At 30 June 2012, Non-Core had lending exposure of £3.2 billion to Spain, a reduction of £0.5 billion or 14% since 31 December 2011. The real estate (67%), construction (12%) and electricity (8%) sectors account for the majority of the remaining lending exposure.

Risk and balance sheet management (continued)

Risk management: Country risk: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	326	(108)	4,096	4,520	(98)	81	-	(17)	-	(17)
Central bank	32	-	-	-	-	-	-	-	-	-	32	-	32
Other banks	176	-	-	118	(11)	41	84	75	1,515	-	1,766	25	1,791
Other FI	257	-	-	516	(12)	34	11	539	141	-	937	781	1,718
Corporate	1,587	119	38	73	-	80	9	144	580	-	2,311	1,859	4,170
Personal	25	-	-	-	-	-	-	-	-	-	25	12	37

	2,077	119	38	1,033	(131)	4,251	4,624	660	2,317	-	5,054	2,677	7,731

31 December 2011

Government	-	-	-	704	(220)	4,336	4,725	315	90	-	405	-	405
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73
Other banks	233	-	-	119	(14)	67	88	98	1,064	-	1,395	23	1,418
Other FI	299	-	-	685	(15)	40	13	712	686	-	1,697	1,146	2,843
Corporate	2,444	361	113	75	-	58	-	133	474	-	3,051	1,968	5,019
Personal	23	-	-	-	-	-	-	-	-	-	23	13	36

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	-	6,644	3,150	9,794

Derivative and reverse repo netting were £8,709 million (31 December 2011 - £8,633 million) and £20 million (31 December 2011 - £187 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	11,654	11,753	1,607	(1,528)	12,125	12,218	1,750	(1,708)
Other banks	3,758	3,771	481	(465)	6,078	5,938	1,215	(1,187)
Other FI	753	729	50	(45)	872	762	60	(51)
Corporate	3,367	3,051	246	(193)	4,742	4,299	350	(281)

	19,532	19,304	2,384	(2,231)	23,817	23,217	3,375	(3,227)

Risk and balance sheet management (continued)

Risk management: Country risk: Italy (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	11,382	1,375	781	121	59	10	12,222	1,506
Other FI	7,141	840	7	1	162	37	7,310	878

	18,523	2,215	788	122	221	47	19,532	2,384

31 December 2011

Banks	12,904	1,676	487	94	61	10	13,452	1,780
Other FI	10,138	1,550	8	2	219	43	10,365	1,595

	23,042	3,226	495	96	280	53	23,817	3,375

Key points
•
The Group maintains strong relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce its risk through strategic exits where appropriate, or to mitigate its risk through increased collateral requirements, in line with its evolving appetite for Italian risk. Lending exposure to Italian counterparties was reduced by a further £1.0 billion in the first half of 2012, to £2.1 billion.

•	Government and Central bank
The Group is an active market-maker in Italian government bonds, resulting in large gross long and short positions in held-for-trading securities.

•	Financial institutions

The majority of the Group’s exposure relates to the top five banks. The Group’s product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During the first half of 2012, derivative exposure decreased by £0.5 billion due to market movements; risk is mitigated since most facilities are fully collateralised.

The AFS bond exposure was reduced by £0.2 billion.

•	Corporate
Lending declined by £0.9 billion, largely in lending to manufacturing companies.

•	Non-Core (included above)

Non-Core lending exposure was £1.0 billion at 30 June 2012, a £0.1 billion (13%) reduction since 31 December 2011, largely within unleveraged funds. The remaining lending exposure mainly comprised commercial real estate (28%), leisure (22%), electricity (15%) and industrials (11%).

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	55	(35)	12	23	44	17	-	61	-	61
Other banks	-	-	-	56	(19)	17	25	48	413	-	461	-	461
Other FI	-	-	-	2	-	3	1	4	44	-	48	3	51
Corporate	411	201	161	41	-	6	-	47	88	-	546	163	709
Personal	6	-	-	-	-	-	-	-	-	-	6	8	14

	417	201	161	154	(54)	38	49	143	562	-	1,122	174	1,296

31 December 2011

Government	-	-	-	56	(58)	36	152	(60)	19	-	(41)	-	(41)
Other banks	10	-	-	91	(36)	12	2	101	389	-	500	2	502
Other FI	-	-	-	5	-	7	-	12	30	-	42	-	42
Corporate	495	27	27	42	1	18	-	60	81	-	636	258	894
Personal	5	-	-	-	-	-	-	-	-	-	5	8	13

	510	27	27	194	(93)	73	154	113	519	-	1,142	268	1,410

Derivative and reverse repo netting were £93 million (31 December 2011 - £114 million) and £41 million (31 December 2011 - £220 million) respectively.

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,184	3,186	689	(663)	3,304	3,413	997	(985)
Other banks	984	993	143	(140)	1,197	1,155	264	(260)
Other FI	8	5	1	(1)	8	5	1	(1)
Corporate	340	309	60	(42)	366	321	68	(48)

	4,516	4,493	893	(846)	4,875	4,894	1,330	(1,294)

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,677	520	37	7	-	-	2,714	527
Other FI	1,770	353	-	-	32	13	1,802	366

	4,447	873	37	7	32	13	4,516	893

31 December 2011

Banks	2,922	786	46	12	-	-	2,968	798
Other FI	1,874	517	-	-	33	15	1,907	532

	4,796	1,303	46	12	33	15	4,875	1,330

Key points
•
The portfolio, managed out of Spain, is focused on corporate lending and derivatives trading with the largest local banks. Medium-term activity has ceased with the exception of that carried out under a Credit Support Annex.

•
Exposure declined further during the first half of 2012, with continued reductions in lending and in off-balance sheet exposure, and a sale of Group Treasury’s AFS bonds, partially offset by an increase in derivative and repo exposure explained by a recovery in market prices.

•	Government and Central bank

The Group’s exposure to the Portuguese government at 30 June 2012 was £61 million, comprising very small derivative exposure and a small debt securities position - up from a net negative position at 31 December 2011 caused by a net short HFT debt securities position.

•	Financial institutions
A major proportion of the remaining exposure is focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products.

•	Corporate
The largest exposure is to the natural resources and transport sectors, concentrated on a few large, highly creditworthy clients.

•	Non-Core (included above)

The Non-Core division’s lending exposure to Portugal was reduced by £0.1 billion in the first half of 2012, to less than £0.3 billion. The portfolio largely comprised lending exposure to the land transport and logistics (39%), electricity (38%) and commercial real estate (18%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	4	-	-	-	-	24	8	16	-	-	20	-	20
Other banks	-	-	-	-	-	-	-	-	287	-	287	-	287
Other FI	30	-	-	-	-	-	-	-	2	-	32	-	32
Corporate	149	87	98	-	-	-	-	-	62	-	211	36	247
Personal	12	-	-	-	-	-	-	-	-	-	12	10	22

	195	87	98	-	-	24	8	16	351	-	562	46	608

31 December 2011

Government	7	-	-	312	-	102	5	409	-	-	416	-	416
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6
Other banks	-	-	-	-	-	-	-	-	290	-	290	-	290
Other FI	31	-	-	-	-	-	-	-	2	-	33	-	33
Corporate	427	256	256	-	-	-	-	-	63	-	490	42	532
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24

	485	256	256	312	-	102	5	409	355	-	1,249	52	1,301

Derivative netting was £223 million (31 December 2011 - £186 million).

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	3,158	3,165	2,228	(2,230)
Other banks	4	4	1	(2)	22	22	3	(3)
Other FI	33	33	5	(6)	34	34	8	(8)
Corporate	376	370	119	(120)	434	428	144	(142)

	413	407	125	(128)	3,648	3,649	2,383	(2,383)

Risk and balance sheet management (continued)

Risk management: Country risk: Greece (continued)

CDS bought protection: counterparty analysis by internal asset quality band
	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	101	34	-	-	-	-	101	34
Other FI	279	86	-	-	33	5	312	91

	380	120	-	-	33	5	413	125

31 December 2011

Banks	2,001	1,345	1	1	-	-	2,002	1,346
Other FI	1,507	945	63	45	76	47	1,646	1,037

	3,508	2,290	64	46	76	47	3,648	2,383

Key points
•
The Group has substantially reduced its exposure to Greece which it continues to actively manage, in line with the de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed. The remaining Greek exposure at 30 June 2012 was £0.6 billion, more than half of this being derivative exposure to banks (itself in part collateralised), the remainder is mostly corporate lending (part of this being exposure to local subsidiaries of international companies).

•	Government and Central bank

The Group participated in the restructuring of the Greek government debt in March 2012, which resulted in new bonds that were sold in March and April, and in £0.3 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group no longer holds any AFS bonds issued by the Greek government. A small HFT position, resulting from the sovereign debt restructuring in March has been retained to enable the Group to quote prices and stay relevant to key clients.

•	Financial institutions
Activity with Greek financial institutions is largely collateralised derivative and repo exposure and remains under close scrutiny.

•	Corporate
Lending exposure fell by £0.3 billion, largely due to a single name write-off.

The Group’s focus is on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

•	Non-Core (included above)

The Non-Core division’s lending exposure to Greece was less than £0.1 billion at 30 June 2012, a slight reduction from 31 December 2011. The remaining lending portfolio primarily consisted of the following sectors: financial intermediaries (43%), construction (27%) and other services (13%).

Risk and balance sheet management (continued)

Risk management: Country risk: Cyprus

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Other bank	-	-	-	-	-	-	-	-	14	-	14	-	14
Other FI	39	-	-	-	-	-	-	-	-	-	39	-	39
Corporate	241	166	40	-	-	-	-	-	38	-	279	4	283
Personal	14	-	-	-	-	-	-	-	-	-	14	13	27

	294	166	40	-	-	-	-	-	52	-	346	17	363

31 December 2011

Other bank	-	-	-	-	-	-	-	-	6	-	6	1	7
Other FI	38	-	-	-	-	-	-	-	1	-	39	1	40
Corporate	250	169	40	-	-	2	-	2	49	-	301	56	357
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24

	302	169	40	-	-	2	-	2	56	-	360	68	428

Derivative and reverse repo netting were £3 million (31 December 2011 - nil) and £2 million (31 December 2011 - £22 million) respectively.

Risk and balance sheet management (continued)

Risk management: Country risk: Germany

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	8,612	500	5,483	1,695	12,400	491	-	12,891	763	13,654
Central bank	17,351	-	-	-	-	-	-	-	-	-	17,351	-	17,351
Other banks	610	-	-	630	9	343	578	395	6,120	191	7,316	266	7,582
Other FI	299	-	-	353	(33)	141	45	449	3,152	199	4,099	1,270	5,369
Corporate	5,525	254	90	163	12	17	7	173	520	-	6,218	6,007	12,225
Personal	156	4	4	-	-	-	-	-	-	-	156	23	179

	23,941	258	94	9,758	488	5,984	2,325	13,417	10,283	390	48,031	8,329	56,360

31 December 2011

Government	-	-	-	12,035	523	4,136	2,084	14,087	423	-	14,510	2	14,512
Central bank	18,068	-	-	-	-	-	-	-	2	-	18,070	-	18,070
Other banks	653	-	-	1,376	5	294	761	909	5,886	117	7,565	284	7,849
Other FI	305	-	-	563	(33)	187	95	655	3,272	49	4,281	1,116	5,397
Corporate	6,608	191	80	109	9	14	7	116	586	-	7,310	6,103	13,413
Personal	155	19	19	-	-	-	-	-	-	-	155	22	177

	25,789	210	99	14,083	504	4,631	2,947	15,767	10,169	166	51,891	7,527	59,418

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,895	2,610	64	(64)	2,631	2,640	76	(67)
Other banks	3,336	3,331	126	(125)	4,765	4,694	307	(310)
Other FI	2,595	2,377	13	(10)	3,653	3,403	7	(2)
Corporate	14,387	13,087	(64)	99	20,433	18,311	148	(126)

	23,213	21,405	139	(100)	31,482	29,048	538	(505)

Risk and balance sheet management (continued)

Risk management: Country risk: Germany (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	11,166	43	142	3	4	-	11,312	46
Other FI	11,527	91	17	(1)	357	3	11,901	93

	22,693	134	159	2	361	3	23,213	139

31 December 2011

Banks	14,644	171	163	4	8	-	14,815	175
Other FI	16,315	357	18	-	334	6	16,667	363

	30,959	528	181	4	342	6	31,482	538

Risk and balance sheet management (continued)

Risk management: Country risk: Netherlands

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	1	-	-	1,306	59	1,270	1,202	1,374	35	-	1,410	27	1,437
Central bank	9,185	-	-	-	-	-	-	-	-	-	9,185	-	9,185
Other banks	617	-	-	629	119	195	377	447	7,676	552	9,292	3,464	12,756
Other FI	1,556	-	-	6,353	(329)	310	50	6,613	1,905	81	10,155	2,207	12,362
Corporate	4,755	588	230	83	5	49	18	114	645	1	5,515	6,244	11,759
Personal	29	26	21	-	-	-	-	-	-	-	29	12	41

	16,143	614	251	8,371	(146)	1,824	1,647	8,548	10,261	634	35,586	11,954	47,540

31 December 2011

Government	8	-	-	1,447	74	849	591	1,705	40	-	1,753	-	1,753
Central bank	7,654	-	-	-	-	6	-	6	7	-	7,667	-	7,667
Other banks	623	-	-	802	217	365	278	889	7,410	164	9,086	3,566	12,652
Other FI	1,557	-	-	6,804	(386)	290	108	6,986	1,806	108	10,457	3,388	13,845
Corporate	4,827	621	209	199	6	113	5	307	747	3	5,884	6,596	12,480
Personal	20	3	2	-	-	-	-	-	-	-	20	11	31

	14,689	624	211	9,252	(89)	1,623	982	9,893	10,010	275	34,867	13,561	48,428

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,156	1,108	20	(20)	1,206	1,189	31	(31)
Other banks	708	747	19	(18)	965	995	41	(42)
Other FI	3,275	3,157	100	(94)	5,772	5,541	142	(131)
Corporate	9,432	8,364	159	(73)	15,416	14,238	257	(166)

	14,571	13,376	298	(205)	23,359	21,963	471	(370)

Risk and balance sheet management (continued)

Risk management: Country risk: Netherlands (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	5,411	42	66	1	4	-	-	-	5,481	43
Other FI	7,940	145	307	32	701	69	142	9	9,090	255

	13,351	187	373	33	705	69	142	9	14,571	298

31 December 2011

Banks	7,605	107	88	1	6	-	-	-	7,699	108
Other FI	14,529	231	308	37	676	81	147	14	15,660	363

	22,134	338	396	38	682	81	147	14	23,359	471

Risk and balance sheet management (continued)

Risk management: Country risk: France

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	498	-	-	1,110	(27)	6,056	4,596	2,570	197	-	3,265	821	4,086
Central bank	2	-	-	-	-	-	-	-	-	-	2	-	2
Other banks	829	-	-	726	1	143	102	767	6,309	347	8,252	503	8,755
Other FI	176	-	-	705	(22)	180	138	747	655	54	1,632	882	2,514
Corporate	2,913	33	13	242	14	148	130	260	716	-	3,889	7,174	11,063
Personal	73	-	-	-	-	-	-	-	-	-	73	75	148

	4,491	33	13	2,783	(34)	6,527	4,966	4,344	7,877	401	17,113	9,455	26,568

31 December 2011

Government	481	-	-	2,648	(14)	8,705	5,669	5,684	357	-	6,522	911	7,433
Central bank	3	-	-	20	-	-	-	20	-	-	23	-	23
Other banks	1,273	-	-	889	(17)	157	75	971	7,009	262	9,515	474	9,989
Other FI	282	-	-	642	(40)	325	126	841	592	83	1,798	928	2,726
Corporate	3,761	128	74	240	9	72	34	278	743	-	4,782	7,829	12,611
Personal	79	-	-	-	-	-	-	-	-	-	79	75	154

	5,879	128	74	4,439	(62)	9,259	5,904	7,794	8,701	345	22,719	10,217	32,936

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,397	2,714	154	(139)	3,467	2,901	228	(195)
Other banks	3,518	3,486	201	(172)	4,232	3,995	282	(236)
Other FI	1,817	1,509	81	(69)	2,590	2,053	136	(117)
Corporate	14,134	13,383	226	(196)	23,224	21,589	609	(578)

	22,866	21,092	662	(576)	33,513	30,538	1,255	(1,126)

Risk and balance sheet management (continued)

Risk management: Country risk: France (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	10,391	279	148	10	76	8	10,615	297
Other FI	11,933	343	21	1	297	21	12,251	365

	22,324	622	169	11	373	29	22,866	662

31 December 2011

Banks	13,353	453	162	13	79	8	13,594	474
Other FI	19,641	758	24	1	254	22	19,919	781

	32,994	1,211	186	14	333	30	33,513	1,255

Risk and balance sheet management (continued)

Risk management: Country risk: Belgium

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	745	(94)	1,253	718	1,280	95	-	1,375	-	1,375
Central bank	-	-	-	-	-	-	-	-	3	-	3	-	3
Other banks	300	-	-	-	-	-	-	-	2,514	21	2,835	7	2,842
Other FI	246	-	-	-	-	-	-	-	220	-	466	81	547
Corporate	493	49	18	8	-	4	10	2	220	-	715	1,306	2,021
Personal	21	-	-	-	-	-	-	-	-	-	21	8	29

	1,060	49	18	753	(94)	1,257	728	1,282	3,052	21	5,415	1,402	6,817

31 December 2011

Government	-	-	-	742	(116)	608	722	628	89	-	717	-	717
Central bank	8	-	-	-	-	-	-	-	3	-	11	-	11
Other banks	287	-	-	4	-	-	-	4	2,399	51	2,741	8	2,749
Other FI	354	-	-	-	-	1	4	(3)	191	-	542	64	606
Corporate	588	31	21	3	-	20	-	23	277	-	888	1,279	2,167
Personal	20	-	-	-	-	-	-	-	-	-	20	8	28

	1,257	31	21	749	(116)	629	726	652	2,959	51	4,919	1,359	6,278

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,569	1,451	60	(55)	1,612	1,505	120	(110)
Other banks	313	311	6	(6)	312	302	14	(13)
Corporate	367	355	3	(3)	563	570	12	(12)

	2,249	2,117	69	(64)	2,487	2,377	146	(135)

Risk and balance sheet management (continued)

Risk management: Country risk: Belgium (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,519	46	2	-	12	-	1,533	46
Other FI	710	23	1	-	5	-	716	23

	2,229	69	3	-	17	-	2,249	69

31 December 2011

Banks	1,602	97	2	-	12	1	1,616	98
Other FI	866	48	1	-	4	-	871	48

	2,468	145	3	-	16	1	2,487	146

Risk and balance sheet management (continued)

Risk management: Country risk: Luxembourg

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Other banks	1	-	-	10	-	44	2	52	547	12	612	-	612
Other FI	471	-	-	41	(6)	221	4	258	824	381	1,934	350	2,284
Corporate	2,100	978	310	5	1	25	29	1	207	-	2,308	1,582	3,890
Personal	3	-	-	-	-	-	-	-	-	-	3	2	5

	2,575	978	310	56	(5)	290	35	311	1,578	393	4,857	1,934	6,791

31 December 2011

Other banks	101	-	-	10	-	7	-	17	530	16	664	-	664
Other FI	925	-	-	54	(7)	82	80	56	2,174	789	3,944	711	4,655
Corporate	2,228	897	301	5	-	58	6	57	180	-	2,465	1,294	3,759
Personal	2	-	-	-	-	-	-	-	-	-	2	2	4

	3,256	897	301	69	(7)	147	86	130	2,884	805	7,075	2,007	9,082

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other FI	1,063	1,013	83	(76)	2,080	1,976	118	(108)
Corporate	1,577	1,302	97	(83)	2,478	2,138	146	(116)

	2,640	2,315	180	(159)	4,558	4,114	264	(224)

Risk and balance sheet management (continued)

Risk management: Country risk: Luxembourg (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	969	71	14	-	-	-	983	71
Other FI	1,571	103	8	-	78	6	1,657	109

	2,540	174	22	-	78	6	2,640	180

31 December 2011

Banks	1,535	93	16	-	-	-	1,551	93
Other FI	2,927	164	10	-	70	7	3,007	171

	4,462	257	26	-	70	7	4,558	264

Risk and balance sheet management (continued)

Risk management: Country risk: Other eurozone (1)

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives	Reverse repos	Balance sheet	Off-balance sheet	Total
						Long	Short
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	60	-	-	329	(46)	652	316	665	746	-	1,471	-	1,471
Central bank	-	-	-	-	-	-	-	-	25	-	25	-	25
Other banks	16	-	-	53	-	51	52	52	911	13	992	173	1,165
Other FI	73	-	-	97	(8)	17	46	68	14	18	173	65	238
Corporate	974	199	68	135	(2)	9	7	137	47	-	1,158	1,049	2,207
Personal	13	-	-	-	-	-	-	-	-	-	13	25	38

	1,136	199	68	614	(56)	729	421	922	1,743	31	3,832	1,312	5,144

31 December 2011

Government	121	-	-	327	(47)	445	331	441	779	-	1,341	25	1,366
Central bank	-	-	-	-	-	-	-	-	23	-	23	-	23
Other banks	28	-	-	63	(1)	13	70	6	1,011	-	1,045	94	1,139
Other FI	77	-	-	100	(9)	25	2	123	36	-	236	130	366
Corporate	1,125	12	15	134	(4)	11	7	138	45	-	1,308	1,038	2,346
Personal	12	-	-	-	-	-	-	-	-	-	12	10	22

	1,363	12	15	624	(61)	494	410	708	1,894	-	3,965	1,297	5,262

	30 June 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,269	2,188	27	(21)	2,281	2,350	54	(47)
Other banks	76	71	1	(1)	90	87	2	(1)
Corporate	2,687	2,608	37	(28)	4,054	3,944	70	(59)

	5,032	4,867	65	(50)	6,425	6,381	126	(107)

For the note to this table refer to the following page.

Risk and balance sheet management (continued)

Risk management: Country risk: Other eurozone (1) (continued)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 June 2012	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,373	35	49	-	-	-	2,422	35
Other FI	2,563	29	3	-	44	1	2,610	30

	4,936	64	52	-	44	1	5,032	65

31 December 2011

Banks	2,877	58	50	1	-	-	2,927	59
Other FI	3,464	67	4	-	30	-	3,498	67

	6,341	125	54	1	30	-	6,425	126

Note:
(1)	Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone non-periphery

Key points
•
Germany and Netherlands - The Group holds significant short-term surplus liquidity with central banks given credit risk and capital considerations and limited alternative investment opportunities; this exposure also fluctuates as part of the Group’s asset and liability management. In addition, net long HFT positions in German bonds in Markets increased, driven by market opportunities. Concurrently, German AFS bond positions in Group Treasury were reduced in line with internal liquidity management strategies.

•
France - During the first half of 2012, in anticipation of widening credit spreads and as part of general risk management, the Group reduced its holdings in French bonds, both AFS in Group Treasury and HFT in Markets.

•	Government and central banks
Belgium - Net HFT government bonds exposure increased by £0.6 billion reflecting fluctuations in market making positions.

•	Financial institutions

Germany and Netherlands - Derivative and repo exposure to financial institutions increased during the first half of 2012 by £0.7 billion in Netherlands, driven by a few large banks, and by £0.3 billion in Germany, spread over a larger number of names.

France - Approximately two thirds of the lending to banks is to the top three banks under uncommitted facilities.

Luxembourg - Lending to banks and non-bank financial institutions decreased by £0.6 billion during the first half of 2012, spread over a number of financial intermediaries, funds and banks.

•	Corporate
Germany - Lending to corporate clients fell by £1.1 billion, driven by reductions in the transport, media, commercial real estate, electricity and media sectors.

France - Corporate lending decreased by £0.8 billion, due to reductions in the telecommunications, commercial real estate and construction sectors.

•	Non-Core (included above)
Non-Core lending exposure has been generally reduced in line with the Group’s strategic plan.

Non-Core lending exposure in France was £2.0 billion at 30 June 2012, a decline of £0.3 billion since 31 December 2011. The lending portfolio mainly comprised property (41%) and sovereign and quasi-sovereign (24%) exposures.

Non-Core lending exposure in Germany was £4.5 billion at 30 June 2012, down £0.9 billion since 31 December 2011. Most of the lending was in the property (50%) and transport (27%) sectors.

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 405 to 418 of the Group’s 2011 Annual Report.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The summary should be read in conjunction with the Risk and balance sheet management section on pages 58 to 207 of the Group’s 2011 Annual Report, which also includes a fuller description of these and other risk factors (pages 405 to 418).

•
The Group’s businesses, earnings and financial condition and liquidity have been and will continue to be affected by geopolitical conditions, the global economy, instability in the global financial markets and increased competition. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the eurozone, the above factors have resulted in significant fluctuations in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The Group’s ability to meet its obligations, including its funding commitments, depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group’s financial condition. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings.

•
The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The Government has indicated that it supports and intends to implement the recommendations substantially as proposed which could have a material adverse effect on the Group’s structure, financial condition and results.

•
The Group’s ability to implement its Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group’s Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk and may impair the Group’s ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•
The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank may have a material adverse effect on the Group.

•
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government in the event that any such entities are failing, or likely to fail, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

•
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

Risk factors (continued)

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operation.

•	The Group’s insurance businesses are subject to inherent risks involving claims on insured events.

•
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

•
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the Group is, and may be, subject to litigation and regulatory investigations that may adversely impact its business, results of operations and financial condition.

•	Operational and reputational risks are inherent in the Group’s operations.

•	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

•
As a result of the UK Government’s majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

Additional information

	30 June 2012	31 March 2012	31 December 2011

Ordinary share price*	215.3p	276.4p	201.8p

Number of ordinary shares in issue*	6,017m	5,955m	5,923m

*prior period data have been adjusted for the sub-division and one-for-ten share consolidation of ordinary shares, which took effect in June 2012.

Capitalisation of the Group
The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 30 June 2012.

As at 30 June 2012
£m

Share capital - allotted, called up and fully paid
Ordinary shares of 100p	6,017
B shares of £0.10	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-

6,528
Retained income and other reserves	67, 488

Owners’ equity	74, 016

Group indebtedness
Subordinated liabilities	25,596
Debt securities in issue	119, 855

Total indebtedness	145,451

Total capitalisation and indebtedness	219,467

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 30 June 2012 buybacks of debt securities net of issuances totalled £256 million.

Other than as disclosed above, the information contained in the tables above has not changed materially since 30 June 2012.

Additional information (continued)

Ratio of earnings to fixed charges

	Quarter ended 30 June 2012(3)	Year ended 31 December
		2011	2010	2009(3)	2008(3)	2007

Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	0.91	0.91	0.94	0.75	0.05	1.45
- excluding interest on deposits	0.60	0.25	0.38			5.73
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	0.95	0.91	0.95	0.80	0.05	1.47
- excluding interest on deposits	0.72	0.25	0.44			6.53

Notes
(1)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the quarter ended 30 June 2012 and for years ended 31 December 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the quarter ended 30 June 2012 was £177 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £523 million, £3,582 million and £26,287 million, respectively. The coverage deficiency for fixed charges only for quarter ended 30 June 2012 was £101 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £399 million, £2,647 million and £25,691 million, respectively

(3)	Based on unaudited numbers.
(4)	Negative ratios have been excluded.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor
Group Chief Accountant
31 August 2012

Appendix 1

Businesses outlined for
Disposal

Appendix 1 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of Direct Line Group, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The Group continues to work with Santander on the sale of the UK branch-based businesses. The complexity of the transaction and the focus on causing minimum disruption to customers is likely to lead to an extension of the process well into 2013.

Preparations for the planned IPO of Direct Line Group in the latter part of 2012 remain on track. The company is prepared for separation and, from 1 July, is operating on a substantially standalone basis with its own corporate functions and HR platform. Residual IT services will be provided by the Group under a Transitional Services Agreement. Direct Line Group returned £800 million to the Group during H1 2012 as part of the optimisation of its capital structure.

The table below shows total income and operating profit of Direct Line Group and the UK branch-based businesses.

	Total income		Operating profit before impairments		Operating profit
	H1 2012	FY 2011	H1 2012	FY 2011	H1 2012	FY 2011
	£m	£m	£m	£m	£m	£m

Direct Line Group (1)	1,900	4,286	219	407	219	407
UK branch-based businesses (2)	458	959	253	518	186	319

Total	2,358	5,245	472	925	405	726

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn

Direct Line Group (1)	n/m	n/m	13.4	13.9	3.6	4.4
UK branch-based businesses (2)	10.3	11.1	19.2	19.3	1.0	1.1

Total	10.3	11.1	32.6	33.2	4.6	5.5

Notes:
(1)
Total income includes investment income of £163 million (FY 2011 - £302 million). Total assets and estimated capital include approximately £0.9 billion of goodwill, of which £0.7 billion is attributed to Direct Line Group by RBS Group.

(2)	Estimated notional equity based on 10% of RWAs.

1

Appendix 1 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	H1 2012	FY 2011
	£m	£m	£m	£m

Income statement
Net interest income	157	179	336	689
Non-interest income	45	77	122	270

Total income	202	256	458	959

Direct expenses
- staff	(35)	(40)	(75)	(158)
- other	(47)	(28)	(75)	(166)
Indirect expenses	(30)	(25)	(55)	(117)

	(112)	(93)	(205)	(441)

Operating profit before impairment losses	90	163	253	518
Impairment losses	(30)	(37)	(67)	(199)

Operating profit	60	126	186	319

Analysis of income by product
Loans and advances	57	147	204	436
Deposits	41	73	114	245
Mortgages	67	-	67	134
Other	37	36	73	144

Total income	202	256	458	959

Net interest margin	4.60%	3.19%	3.72%	3.57%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,700	1,600	4,300	4,400

	Division			Total
	UK Retail	UK Corporate	Markets	30 June 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (excluding mark-to- market derivatives)	7.3	11.5	-	18.8	18.9
Loans and advances to customers (gross)	7.5	11.9	-	19.4	19.5
Customer deposits	8.6	13.1	-	21.7	21.8
Derivative assets	-	-	0.4	0.4	0.4
Derivative liabilities	-	-	0.1	0.1	0.1
Risk elements in lending	0.5	0.9	-	1.4	1.5
Loan:deposit ratio	82%	88%	-	86%	86%
Risk-weighted assets	3.6	6.7	-	10.3	11.1

2

Appendix 1 Businesses outlined for disposal (continued)

Direct Line Group
The following table analyses the results of Direct Line Group between ‘ongoing’ and ‘run-off’ businesses. The income statement for each period includes the results of Direct Line Versicherung AG (DLVAG) which was acquired by Direct Line Group on 2 April 2012.

	Half year ended 30 June 2012			Half year ended 30 June 2011
	Ongoing	Run-off	Total	Ongoing	Run-off	Total
	£m	£m	£m	£m	£m	£m

Income statement
Earned premiums	2,019	13	2,032	2,057	64	2,121
Reinsurers' share	(161)	(4)	(165)	(114)	-	(114)

Net premium income	1,858	9	1,867	1,943	64	2,007
Fees and commissions	(156)	(66)	(222)	(140)	(16)	(156)
Instalment income	62	-	62	70	-	70
Other income	30	-	30	61	1	62

Total income	1,794	(57)	1,737	1,934	49	1,983
Net claims	(1,254)	29	(1,225)	(1,449)	(39)	(1,488)

Underwriting profit/(loss)	540	(28)	512	485	10	495

Staff expenses	(159)	(1)	(160)	(142)	(4)	(146)
Other expenses	(171)	(1)	(172)	(164)	(2)	(166)

Total direct expenses	(330)	(2)	(332)	(306)	(6)	(312)
Indirect expenses	(124)	-	(124)	(108)	(2)	(110)

Total expenses	(454)	(2)	(456)	(414)	(8)	(422)

Technical result	86	(30)	56	71	2	73
Investment income	134	29	163	124	9	133

Operating profit/(loss)	220	(1)	219	195	11	206

Performance ratios

Loss ratio	68%		66%	75%		74%
Commission ratio	8%		12%	7%		8%
Expense ratio	24%		24%	21%		21%
Combined operating ratio	100%		102%	103%		103%

Operating profit is reported before exceptional items of £109 million (H1 2011 - £8 million) primarily comprising separation and restructuring costs.

3

Appendix 2

Credit risk assets

Appendix 2 Credit risk assets

Credit risk assets
Credit risk assets analysed in this appendix are presented to supplement the balance sheet related credit risk analyses on pages 157 to 198. Credit risk assets consist of:

●	Lending - cash and balances at central banks and loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);

●
Rate risk management, which includes foreign exchange transactions, interest rate swaps, credit default swaps and options. Exposures are mitigated by (i) offsetting in-the-money and out-of-the-money transactions where such transactions are governed by legally enforcing netting agreements; and (ii) the receipt of financial collateral (primarily cash and bonds) using industry standard collateral agreements; and

●	Contingent obligations, primarily letters of credit and guarantees.

Credit risk assets exclude issuer risk (primarily debt securities) and reverse repurchase arrangements. They take account of legal netting arrangements that provide a right of legal set-off but do not meet the offset criteria under IFRS.

Divisional analysis of credit risk assets	30 June 2012 £m	31 December 2011 £m

UK Retail	113,408	111,070
UK Corporate	103,528	105,078
Wealth	19,677	20,079
International Banking	72,644	72,737
Ulster Bank	36,605	37,781
US Retail & Commercial	56,176	56,546

Retail & Commercial	402,038	403,291
Markets	97,206	114,327
Other	67,065	64,517

Core	566,309	582,135
Non-Core	79,732	92,709

	646,041	674,844

Key points
●
Total Core exposure decreased by 3% during the period, driven by reduced placement activity with central banks and a reduction in lending and derivatives exposure within the non-bank financial institutions sector.

●
Exposure in Retail & Commercial divisions remained broadly stable, with UK Retail being the only division experiencing growth, driven by an increase in exposure to UK mortgages in line with the Group’s strategy.

●
Non-Core exposure declined by 14% during the period, in line with the Group’s target, as a result of continued disposals and run-off of assets, significant restructurings and unwinding of trades. The decline was observed across all regions, with significant reductions in the commercial real estate, mortgages and financial guarantors sectors.

1

Appendix 2 Credit risk assets (continued)

Credit risk assets (continued)

Asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit grades. Customers are assigned credit grades based on various credit grading models that reflect the key drivers of default for each customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures, used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be readily aggregated and reported at increasing levels of granularity depending on stakeholder or business need.

The table below shows credit risk assets by asset quality (AQ) band:

		30 June 2012				31 December 2011
Asset quality band		Core £m	Non-Core £m	Total £m	Total %	Core £m	Non-Core £m	Total £m	Total %

AQ1	0% - 0.034%	182,074	10,331	192,405	29.8	195,826	13,732	209,558	31.1
AQ2	0.034% - 0.048%	19,331	2,456	21,787	3.4	18,366	2,915	21,281	3.2
AQ3	0.048% - 0.095%	26,794	3,519	30,313	4.7	27,082	2,883	29,965	4.4
AQ4	0.095% - 0.381%	66,630	8,703	75,333	11.7	65,491	9,636	75,127	11.1
AQ5	0.381% - 1.076%	93,450	8,721	102,171	15.8	92,503	10,873	103,376	15.3
AQ6	1.076% - 2.153%	66,151	6,247	72,398	11.2	67,260	6,636	73,896	11.0
AQ7	2.153% - 6.089%	35,504	6,638	42,142	6.5	36,567	8,133	44,700	6.6
AQ8	6.089% - 17.222%	13,404	2,151	15,555	2.4	11,921	3,320	15,241	2.3
AQ9	17.222% - 100%	10,909	3,434	14,343	2.2	12,710	5,024	17,734	2.6
AQ10	100%	19,630	24,332	43,962	6.8	20,029	25,020	45,049	6.7
Other (1)		32,432	3,200	35,632	5.5	34,380	4,537	38,917	5.7

		566,309	79,732	646,041	100	582,135	92,709	674,844	100

Note:
(1)
‘Other’ largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

2

Appendix 2 Credit risk assets (continued)

Asset quality (continued)
	30 June 2012		31 December 2011
AQ10 credit risk assets by division	AQ10 £m	% of divisional credit risk assets %	AQ10 £m	% of divisional credit risk assets %

UK Retail	5,074	4.5	5,097	4.6
UK Corporate	5,607	5.4	5,484	5.2
Wealth	-	-	12	0.1
International Banking	926	1.3	1,736	2.4
Ulster Bank	6,834	18.7	6,305	16.7
US Retail & Commercial	647	1.2	646	1.1

Retail & Commercial	19,088	4.7	19,280	4.8
Markets	542	0.6	749	0.7

Core	19,630	3.5	20,029	3.4
Non-Core	24,332	30.5	25,020	27.0

	43,962	6.8	45,049	6.7

Key points
●
Trends in the asset quality of the Group’s credit risk exposures in the first half of 2012 reflected changes in the composition of the Core portfolio (for details, see the commentary on pages 5 and 6 of this appendix) and the run-off of Non-Core assets. Overall, the asset quality of the Group’s corporate exposure was broadly maintained despite the difficult external conditions in the UK and ongoing uncertainty in the eurozone.

●	The decrease in the Group’s Core exposures within the AQ1 band reflects the decrease in the Group’s exposure to sovereigns.

●
Defaulted assets (AQ10) in Non-Core continued to increase as a percentage of the overall Non-Core portfolio due to the run-off and disposals of performing assets, in line with expectations. Weakness in the commercial real estate market continue to be the main driver of defaulted assets within Non-Core, with approximately 80% of the defaulted assets in Non-Core occurring in that sector.

●
Given continued weaknesses in the Irish economy, the stock of defaulted assets in the Ulster Bank portfolio continued to grow, driven by exposures in the personal and property sectors. Refer to the Risk management section on Ulster Bank Group (Core and Non-Core) for more details.

●	Defaulted credit risk assets within International Banking decreased significantly as successful restructurings led to a significant amount of exposure returning to the performing book.

3

Appendix 2 Credit risk assets (continued)

Credit risk assets by sector and geographical region

30 June 2012	UK £m	Western Europe (excl. UK) £m	North America £m	Asia Pacific £m	Latin America £m	Other (1) £m	Total £m	Core £m	Non- Core £m

Personal	128,980	19,367	32,412	1,589	44	1,133	183,525	178,762	4,763
Banks	3,984	37,644	5,511	9,913	1,560	2,761	61,373	60,902	471
Other financial institutions	17,511	12,736	10,477	3,827	5,874	814	51,239	42,743	8,496
Sovereign (2)	30,168	32,343	18,351	670	68	1,292	82,892	81,830	1,062
Property	57,556	25,226	8,724	1,185	3,253	1,451	97,395	57,846	39,549
Natural resources	6,720	6,581	7,544	4,703	913	1,882	28,343	24,392	3,951
Manufacturing	9,855	6,264	6,911	2,067	826	1,430	27,353	25,575	1,778
Transport (3)	13,066	7,131	4,751	5,369	2,477	5,079	37,873	27,720	10,153
Retail and leisure	19,065	5,612	4,971	1,186	750	602	32,186	28,132	4,054
Telecommunications, media and technology	5,122	3,832	3,377	1,940	73	713	15,057	11,653	3,404
Business services	17,503	3,396	6,245	881	600	180	28,805	26,754	2,051

	309,530	160,132	109,274	33,330	16,438	17,337	646,041	566,309	79,732

31 December 2011

Personal	126,945	20,254	33,087	1,604	158	1,114	183,162	176,201	6,961
Banks	4,720	39,213	3,952	11,132	1,738	3,276	64,031	63,470	561
Other financial institutions	16,549	15,960	13,319	3,103	5,837	1,159	55,927	45,548	10,379
Sovereign (2)	21,053	31,374	31,391	3,399	78	1,581	88,876	87,617	1,259
Property	60,099	27,281	8,052	1,370	3,471	1,480	101,753	58,323	43,430
Natural resources	6,552	7,215	8,116	3,805	1,078	2,508	29,274	25,146	4,128
Manufacturing	9,583	7,391	7,098	2,126	1,011	1,381	28,590	26,525	2,065
Transport (3)	13,789	7,703	4,951	5,433	2,500	5,363	39,739	27,529	12,210
Retail and leisure	22,775	6,101	5,762	1,488	1,041	675	37,842	32,766	5,076
Telecommunications, media and technology	5,295	4,941	3,202	1,944	139	609	16,130	12,180	3,950
Business services	17,851	3,719	6,205	910	629	206	29,520	26,830	2,690

	305,211	171,152	125,135	36,314	17,680	19,352	674,844	582,135	92,709

Notes:
(1)	Comprises Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes central bank exposures.
(3)
Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

(4)
Enhancements to Wealth credit systems in Q2 2012 resulted in refinements to sector classifications at 30 June 2012. The most significant impact has been a re-allocation of £2.6 billion from the retail and leisure sector across a number of other sectors. Prior period data have not been revised.

4

Appendix 2 Credit risk assets (continued)

Credit risk assets by sector and geographical region (continued)

Key points
●
Conditions in financial markets and the Group’s focus on risk appetite and sector concentration had a direct impact on the composition of its portfolio during 2011 and this has continued in the first half of 2012. The following key trends were observed:

	○	A 7% decrease in exposures to sovereigns, driven by a reduction in the Group’s placing of deposits with central banks;
	○	A 4% reduction in exposures to the property sector, driven by tightened controls in Core and a £4 billion reduction in Non-Core;
	○	A 6% reduction in exposure to other banks, driven by economy-wide subdued borrowing activity;
○
An 8% reduction in exposure to financial institutions, driven by a reduction in lending and derivatives across a range of entities, including finance companies, financial services companies, funds, monoline insurers and CDPCs; and

	○	A slight increase in exposure to the personal sector, driven by an increase in UK mortgages.

●
The Group’s sovereign portfolio comprises exposures to central governments, central banks and sub-sovereigns such as local authorities, primarily in the Group’s key markets in the UK, Western Europe and the US. Exposure predominantly comprises cash balances placed with central banks such as the Bank of England, the Federal Reserve and the Eurosystem (including the European Central Bank and central banks in the eurozone); consequently, the asset quality of this portfolio is high. Exposure to sovereigns fluctuates according to the Group’s liquidity requirements and cash positions, which determine the level of cash placed with central banks. Information on the Group’s exposure to governments, including eurozone peripheral sovereigns, can be found in the Risk management section on Country risk.

●
The banking sector is one of the largest in the Group’s portfolio. The sector is well diversified geographically and exposures are largely collateralised and tightly controlled through the combination of a single name concentration framework and a suite of credit policies specifically tailored to the sector and country limits. Exposures to the banking sector decreased by £2.7 billion during the period, primarily due to reduced interbank lending and derivative activity.

●
The Group’s exposure to the property sector totalled £97.4 billion at 30 June 2012 (a 4% decline since 31 December 2011), the majority of which relates to commercial real estate (refer to the Risk management section on Commercial real estate for further details). The remainder comprises lending to construction companies, housing associations and building material groups, which remained stable during the period.

●
Core personal lending continued to rise, driven by an increase in UK mortgages. This expansion is in line with strategy and has had no detrimental impact on credit quality (for more commentary refer to the Risk management section on Residential mortgages).

●
Exposure to the retail and leisure sector fell 15% from 31 December 2011, driven by a decline in the Core portfolio as many customers in this sector chose to de-lever balance sheets. The market outlook for this sector remains challenging, but certain sub-sectors have proven resilient to macroeconomic volatilities (e.g. food and beverages) as have large retailers with well established brands and multiple channel offerings. Whilst the sector continues to show wide variation in performance depending on sub-sector and end markets, credit metrics overall remained broadly stable during the period.

5

Appendix 2 Credit risk assets (continued)

Credit risk assets by sector and geographical region (continued)

Key points (continued)
●
Exposure to the transport sector includes asset-backed exposure to ocean-going vessels. The downturn observed in the shipping sector since 2008 continued into H1 2012, with oversupply of vessels, lower asset prices and lower charter rates. Credit quality in this portfolio continued to deteriorate and, despite no material defaults in this portfolio, the number of clients moved onto the Watchlist increased. The other component of this sector, land transport and logistics, performed satisfactorily in H1 2012.

6